The Smart Path to Accelerated Growth & Profitability ANNUAL REPORT 2024

OUR MISSION To provide extraordinary technology solutions powered by extraordinary people that achieve each client’s strategic, operational and financial goals.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☑ Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2024 ☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the Transition Period from to Commission File Number 001-37397 Rimini Street, Inc. (Exact name of registrant as specified in its charter) Delaware 36-4880301 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 1700 S. Pavilion Center Drive, Suite 330, Las Vegas, NV 89135 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: 702 839-9671 Securities registered pursuant to Section 12(b) of the Act: Title of each class: Trading Symbol(s) Name of each exchange on which registered: Common Stock, par value $0.0001 per share RMNI The Nasdaq Global Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ¨ Accelerated filer þ Smaller reporting company ☐ Non-accelerated filer ¨ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ¨ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑ As of June 28, 2024, the last business day of the registrant’s second fiscal quarter, the aggregate market value of the registrant’s voting stock held by non-affiliates, was approximately $167,612,000 based on the last reported sales price of $3.07 as quoted on the Nasdaq Global Market on such date. The registrant had approximately 91,296,000 shares of its $0.0001 par value Common Stock outstanding as of February 25, 2025. Documents incorporated by reference The Registrant’s definitive Proxy Statement for the 2025 Annual Meeting of Stockholders (the “2025 Proxy Statement”) is incorporated by reference in Part III of this Form 10-K to the extent stated herein. The 2025 Proxy Statement, or an amendment to this Form 10-K, will be filed with the SEC within 120 days after December 31, 2024. Except with respect to information specifically incorporated by reference in this Form 10-K, the 2025 Proxy Statement is not deemed to be filed as a part hereof. Auditor Name: KPMG LLP Auditor Location: Santa Clara, CA Auditor Firm ID: 185

TABLE OF CONTENTS Page Part I Item 1. Business 1 Item 1A. Risk Factors 18 Item 1B. Unresolved Staff Comments 42 Item 1C. Cybersecurity 42 Item 2. Properties 44 Item 3. Legal Proceedings 44 Item 4. Mine Safety Disclosures 44 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 45 Item 6. Reserved 46 Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations 46 Item 7a. Quantitative and Qualitative Disclosures About Market Risk 60 Item 8. Financial Statements and Supplementary Data 61 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 95 Item 9A. Controls and Procedures 95 Item 9B. Other Information 96 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 96 Part III Item 10. Directors, Executive Officers and Corporate Governance 96 Item 11. Executive Compensation 97 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 97 Item 13. Certain Relationships and Related Transactions, and Director Independence 97 Item 14. Principal Accountant Fees and Services 97 Part IV Item 15. Exhibits and Financial Statement Schedules 97 Item 16. Form 10-K Summary 99 Signatures 100 -i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K (this “Report”) includes forward-looking statements. All statements other than statements of historical facts contained in this Report, including statements regarding our future results of operations and financial position, business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “currently,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “might,” “outlook,” “plan,” “possible,” “goal,” “potential,” “predict,” “project,” “seem,” “seek,” “should,” “will,” “would” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, but are not limited to, information concerning: • the evolution of the enterprise software management and support landscape facing our clients and prospects; • our ability to educate the market regarding the advantages of our enterprise software management and support services and products; • costs, including attorneys’ fees, associated with defending intellectual property infringement and other claims, such as those claims discussed under “Legal Proceedings” in Part I, Item 3 of this Report, and our expectations with respect to such litigation, including the disposition of matters currently on appeal, and any new claims; • any additional expenses to be incurred to comply with any injunction ordered by the courts relating to the Rimini II litigation matter and the impact on future period revenue and costs incurred related to these efforts; • estimates of our total addressable market; • expectations of client savings relative to use of other providers; • the occurrence of catastrophic events, including terrorism and geopolitical actions specific to an international region, that may disrupt our business or that of our current and prospective clients; • our ability to maintain an adequate rate of revenue growth; • our ability to maintain sufficient cash flow and capital or raise additional capital necessary to fund our operations and invest in new services and products; • the impact of our Credit Facility’s debt service obligations and financial and operational covenants on our business and related interest rate risk; • our business plan and our ability to effectively manage our growth and associated investments; • the impact of any recessionary economic trends, including inflation, rising interest rates and changes in foreign exchange rates; • beliefs and objectives for future operations; • our ability to expand our leadership position in independent enterprise software support and to sell our application management services (“AMS”), our Rimini ONE™ integrated services and the individual services comprising our Rimini ONE solutions portfolio; • our expectations regarding new product offerings, partnerships and alliance programs, including but not limited to our partnership with ServiceNow; • our ability to develop and maintain strategic partnerships; • our ability to attract and retain clients and our ability to further penetrate our existing client base; • our ability to maintain our competitive technological advantages against new entrants in our industry; • our ability to timely and effectively scale and adapt our existing technology; • our ability to innovate new products and bring them to market in a timely manner; • our ability to maintain, protect, and enhance our brand and intellectual property; • our ability to capitalize on changing market conditions including a market shift to hybrid and cloud/SaaS offerings for information technology environments and retirement of certain software releases by software vendors; • benefits associated with the use of our services; • our ability to expand internationally; • our need and ability to raise equity or debt financing on favorable terms and our ability to generate cash flows from operations to help fund increased investment in our growth initiatives; • the effects of increased competition in our market and our ability to compete effectively; • our intentions with respect to our pricing model; • cost of revenue, including changes in costs associated with production and client support, and the results of any efforts to manage costs in light of current revenue expectations and expansion of our offerings; • changes in laws or regulations, including tax laws or unfavorable outcomes of tax positions we take, tariff costs (including tariff relief or the ability to mitigate tariffs, particularly in light of proposed policies of the new Presidential administration), or a failure by us to establish adequate reserves for tax events; • any negative impact of environmental, social and governance (ESG) matters on our reputation or business and the exposure of our business to additional costs or risks from our reporting on such matters; -ii-

• our ability to maintain our good standing with the United States government and international governments and capture new contracts with governmental entities/agencies; • economic and industry trends or trend analysis; • our ability to prevent unauthorized access to our information technology systems and other cybersecurity threats, protect the confidential information of our employees and clients and comply with privacy and data protection regulations, as well as any deficiencies associated with generative artificial intelligence (AI) technologies potentially used by us or used by our third-party vendors and service providers; • the amount and timing of repurchases, if any, under our stock repurchase program and our ability to enhance stockholder value through such program or any other actions to provide value to stockholders; • the expected impact of reductions in our workforce during the last and current fiscal year; • the attraction and retention of additional qualified personnel, including sales personnel, and the retention of key personnel; • future acquisitions of or investments in complementary companies, products, subscriptions or technologies; • the effects of seasonal trends on our results of operations, including the contract renewal cycles for vendor-supplied software support and managed services; • our ability to maintain an effective system of internal control over financial reporting and our ability to remediate any identified material weaknesses in our internal controls; and • other risks and uncertainties, including those discussed under “Risk Factors” in Part I, Item 1A of this Report. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short- term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those referred to under “Risk Factors” in Part I, Item 1A of this Report. Moreover, we operate in very competitive and rapidly changing markets. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The forward-looking statements in this Report are made as of the date of the filing, and except as required by law, we disclaim and do not undertake any obligation to update or revise publicly any forward-looking statements in this Report. You should read this Report and the documents that we reference in this Report and have filed with the SEC as exhibits with the understanding that our actual future results, levels of activity and performance, as well as other events and circumstances, may be materially different from what we expect. Trademarks and Trade Names “Rimini Street” is a registered trademark of Rimini Street, Inc. in the United States and other countries, and Rimini Street, the Rimini Street logo, and combinations thereof, and other marks marked by TM are trademarks of Rimini Street, Inc. We have utilized the ® and ™ symbols the first time each brand appears in this Report. All other trademarks and trade names remain the property of their respective owners, and unless otherwise specified, Rimini Street claims no affiliation, endorsement, or association with any such trademark holder or other companies referenced herein. -iii-

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PART I Item 1. Business Business Overview Rimini Street, Inc. and its subsidiaries (referred to as “Rimini Street”, the “Company”, “we” and “us”) are global providers of end-to-end enterprise software support, products and services. The Company offers a comprehensive family of unified solutions to run, manage, support, customize, configure, connect, protect, monitor, and optimize clients’ enterprise application, database, and technology software platforms. Rimini Street, Inc. was formed in the State of Nevada in 2005 (“RSI” or “predecessor”) and, through a merger in 2017 with a public company, became Rimini Street, Inc., a Delaware corporation, trading on the Nasdaq Global Market under the ticker symbol “RMNI.” We founded Rimini Street to disrupt and redefine the enterprise software support market by developing and delivering innovative new solutions that filled a then-unmet need in the enterprise software market. We became and remain the leading independent software support provider for enterprise software based on both the number of active clients supported and recognition by industry analyst firms. Over the years, as our reputation for technical capability, value, innovation, responsiveness and trusted reliability grew, clients and prospects began asking us to expand the scope of our support, product and service offerings to meet other current and evolving needs and opportunities related to their enterprise software. We also heard from prospects and clients that their goals include reducing the number of IT vendors to more manageable numbers from a governance perspective, with a desire to select vendors who can provide a wider scope of IT services and become true trusted partners. To meet the needs of our clients and prospects and to service what we believe is a significantly expanded addressable market opportunity, we continue to expand our solutions portfolio (our “Solutions Portfolio”) to a wider array of enterprise software – including an expanded list of supported software for VMware; managed services for Oracle, SAP, Salesforce®, IBM, ServiceNow®, and open-source database software; and new solutions for security, interoperability, observability and consulting. We also offer a unified package of our services as Rimini ONE™, a unique end-to-end, “turnkey” outsourcing option for Oracle and SAP landscapes designed to optimize our clients’ existing technologies with a minimum of 15 extended years of operating lifespan and enable our clients to focus their IT talent and budget on potentially higher-value, innovative projects that will support competitive advantage and growth. Rimini ONE™ is our service program designed to offer a comprehensive set of unified, integrated services to run, manage, support, customize, configure, connect, protect, monitor, and optimize our clients’ application, database, and -1-

technology enterprise software. We believe Rimini ONE will provide clients with a comprehensive, unified “turnkey” service solution that can completely outsource their entire application, database, and technology infrastructure – all at a competitive, predictable cost and delivered by ONE trusted partner. Rimini Support™ is our award-winning, mission-critical support for Oracle, SAP and VMware applications and for proprietary and open-source database and technology software – delivered 24/7/365 with service level agreements (“SLAs”) providing 10-minute guaranteed response time for Priority 1 (P1) critical issues. We extended the global availability of our award-winning, mission-critical, 24/7/365 support services beyond proprietary databases to leading open-source database platforms, including, but not limited to, MySQL, MariaDB, PostgreSQL and MongoDB. Rimini Manage™ is our suite of managed services for application and database software delivered by highly skilled engineers, featuring unlimited service ticket requests and industry-leading SLAs that we believe can resolve IT staffing/skill shortages and provide smoother system operations at optimized cost. Rimini Manage permits us to “run” our clients’ systems for them day-to-day with an integrated support and managed services solution provided by a single trusted vendor. Rimini Protect™ is our suite of proactive, fast, cost-effective, and personalized software security services and solutions. Rimini Protect provides innovative security solutions for applications, databases, and technology infrastructure that are designed to protect against known and unknown threats and vulnerabilities and quickly deploy Rimini Protect updates without any required code changes to the software being protected. In 2024, we added Rimini Protect Advanced Database Security Suite, which now provides greater flexibility and enhanced security for Oracle, SAP, IBM, PostgreSQL and more, including capabilities exclusive to Rimini Street amongst third party support providers. In 2025, we launched the general availability of Rimini Protect Advanced Hypervisor Security (AHS), an exclusive solution powered by proven Vali Cyber® AI/ML security technology. The Rimini Protect AHS solution leverages these innovative capabilities that are already protecting mission-critical hypervisor infrastructure. Rimini Connect™ is our suite of managed interoperability solutions for browsers, operating systems, and email systems that we believe can enable continued utilization of and integration with existing software and infrastructure without the need for expensive system and software upgrades and migrations. For example, our patented Rimini Connect for Browsers allows certain new browsers that are incompatible with HTML messaging being sent by some applications to connect to those applications using our “universal translator.” In addition, Rimini Connect for OS supports new versions of operating systems that may be uncertified or incompatible for use with a particular software application version or release. The Rimini Connect for Email solution supports multiple new authentication and email protocols designed to promote seamless integration with existing email systems. In 2024, we added Rimini Connect Console as the latest advancement in Rimini Street’s interoperability solutions suite, which are designed to extend the useful life of existing systems by insulating applications from changes in dynamic technology stacks and compatibility standards that may otherwise require costly upgrades or custom development. Rimini Watch™ is our suite of observability solutions that include monitoring and system health check solutions designed to monitor the performance and execution of thousands of processes continuously 24/7/365 and identify potential issues before they happen so system downtime and impacts can be avoided. With Rimini Watch, we believe our clients will benefit from the predictability and confidence that their critical business applications are continuously monitored and will stay up and running, that problem resolution will be reduced through root cause analysis and that changes will be managed and documented. Rimini Consult™ is our suite of professional services available for clients’ enterprise software customization, configuration, implementation, integration, interoperability, migration, staff augmentation and other project needs and delivered by experienced professionals. Rimini Consult also provides specialized advisory services, software resources planning, development services and technology and application roadmap planning designed to help clients successfully complete digital transformation and other innovation initiatives. Rimini Custom™ is a program that expands our support and related services to a broader portfolio of enterprise software, beyond Oracle, SAP, Salesforce and a few other vendor solutions for which we have historically provided support and services. -2-

During 2024, we made Rimini Support, Rimini Protect and Rimini Consult for VMware products globally available, in a first-of-its-kind, comprehensive third-party offering. Our services for VMware will allow perpetually-licensed VMware customers to continue running their existing systems for years into the future – with our award-winning support services that includes guaranteed priority support response by an engineer 24/7/365 in 10 minutes or less. In 2024, we also entered into a partnership with ServiceNow that enables organizations to unlock value in existing ERPs and enterprise applications to fund new innovation and growth. The new solution combines the power of the single architecture, single data model of ServiceNow with our proven enterprise software support, in order to accelerate customer innovation across procurement, finance, supply chain, HR, customer service and IT. As of December 31, 2024, we employed over 2,040 professionals and supported over 3,080 active clients globally, including 73 Fortune 500 companies and 20 Fortune Global 100 companies, across a broad range of industries. We define an active client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our services to support a specific product. For example, we count as two separate active client instances in circumstances where we provide support for two different products to the same entity. We market and sell our services globally, primarily through our direct sales force, and currently have subsidiaries in Australia, Brazil, UAE (Dubai), France, Germany, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Poland, Singapore, Sweden, Taiwan, Canada, the United Kingdom and the United States. Our subscription-based revenue provides a strong foundation for, and visibility into, future period results. We generated revenue of $428.8 million, $431.5 million and $409.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, representing a year-over-year decrease of 1% for 2024 and an increase of 5% for 2023. We have a history of losses, and as of December 31, 2024, we had an accumulated deficit of $238.5 million. For the years ended December 31, 2024, 2023 and 2022, we recorded a net loss of $36.3 million, net income of $26.1 million and a net loss of $2.5 million, respectively. We generated approximately 49%, 51% and 53% of our revenue in the United States and approximately 51%, 49% and 47% of our revenue from our international business for the years ended December 31, 2024, 2023 and 2022, respectively. Our Industry We compete in the global IT services market for enterprise software support, products and services. We believe several major trends are shaping the IT services and support industry, impacting the manner in which businesses engage with service providers and creating significant sales and service needs that Rimini Street’s Solutions Portfolio can fulfill. Growth in hybrid IT environments Today, we believe many organizations are defining business-driven roadmaps that better enable competitive advantage and growth by combining software from multiple vendors under perpetual, subscription and open-source licenses plus in-house solutions into an integrated business platform that is deployed across their own systems and cloud providers, commonly referred to as “hybrid IT” environments. We also believe that for many of these organizations, the cost of operating and supporting their hybrid IT environments consumes too many financial and labor resources, potentially reducing the strategic investment that is needed to grow revenue and improve margins. We believe that most IT organizations operate, manage, and support hybrid, multivendor IT environments. Hybrid IT is presented in a variety of ways including cloud and locally hosted hybrid IT, hybrid licensing, hybrid support, or a hybrid IT strategy. As a result, IT services have become more complex. Most enterprises still organize service and support around products and vendors, yet the complexity of a hybrid environment can put enterprises at risk of overwhelming their existing IT service model’s ability to deliver high-quality, timely results. For example, multiple service levels that span cloud vendors and partners could mean longer service times in a vendor-based support model. Another example is the challenge of strategic solutioning across vendors that each have their own roadmaps and evolution timelines. Success with a hybrid IT environment can be achieved with a unified approach to services. We believe that businesses can address the complexity of a hybrid IT environment by consolidating services and support with a limited number of service- providers. This IT service modernization strategy leverages simplicity to help improve service quality, scalability, and delivery speed. It also positions IT to be more strategic and can help improve business outcomes. To meet this need, we believe that IT service providers must be able to expand their offerings and thereby limit the disruption that can occur when multiple vendors and partners are involved in operating, managing, and supporting the technology portfolio. Scaling digital solutions successfully, for example, depends on the ability to make seamless service and -3-

support handoffs between services. When multiple IT service providers do work together, they must minimize accountability issues that can occur with multiple vendors when using a hybrid IT model. The desire for business control of IT roadmaps Enterprise software vendors have historically been the primary providers of software support services for their products, enabling such vendors to dictate which products and releases are supported and for how long, the scope of support services offered, service levels, terms and pricing. We believe the lack of credible competitors of any scale other than the enterprise software vendors left software licensees with little choice but to agree to the software vendors’ proposed terms of service, or risk potential tax, legal and regulatory non-compliance or failures of critical systems that require knowledge and skill sets beyond a licensee’s own abilities to resolve. Some software vendor support customers may be required to perform expensive and disruptive upgrades to newer product releases - even if they find no business value in doing so - just to remain eligible to receive full support. We believe enterprises are steadily increasing their use of open-source databases to save on license and support costs, speed time to results, and avoid complex license compliance issues. We believe there is a gap in open-source database support that is not sufficient and reliable enough for enterprises. Trial-and-error self-support and open-source community support are generally insufficient to allow IT organizations to meet service-level requirements of business applications or to bring non- production workloads under their administration. We further believe enterprises seek help in navigating how to migrate parts of their enterprise software portfolio to open-source software and in supporting the resulting hybrid environment. We believe that application managed services (AMS) for enterprise software is a large market with significant unmet needs in client satisfaction and value. Traditional AMS providers compete on price, but the traditional AMS model is broken with a focus on a “land and expand” model based on initially cheaper, less-skilled workers that frequently leads to higher costs, poor client satisfaction and potential degradation in service over time. Providers may under-bid contracts with the goal to grow revenue through scope expansion by adding hours to open tickets or selling new project work. These lower-cost AMS support models seem cost-effective, but their contractual structures can both enable and incent traditional AMS providers to maximize their own revenue at their clients’ expense by “addressing” issues (sometimes neither quickly nor efficiently), but not necessarily resolving them or their root causes. In addition, traditional AMS offerings are often disparate and separate from software vendor support, with inherent inefficiencies and gaps that further limit responsiveness, root cause analysis and business value. We believe that businesses are pursuing and adopting new, next-generation enterprise resource planning (ERP) system strategies, architectures and technologies referred to collectively as “composable ERP” by leading industry analysts. We believe composable ERP can provide organizations with greater systems flexibility and business agility to respond and meet current and future needs. We also believe that the future of ERP will include enterprise-wide AI and cross-product user experiences focused on the work to be done rather than the applications and databases of specific software packages. Further, we believe we are helping clients achieve the business benefits of a new operating model for enterprise software with a unique Rimini Smart Path™ solution that leverages their existing ERP system investment as the foundation for a modern composable ERP architecture that is designed to enable the seamless integration of new software components and capabilities from a variety of software vendors. In a composable ERP strategy, we believe that businesses can take advantage of a modular functionality approach by selecting a mix of best-of-breed vendors, products and technologies to achieve their strategic, operational and financial goals - instead of being confined to the conventional architecture, technology, products and capabilities of a single ERP software vendor like SAP or Oracle. Traditional IT service offerings not meeting full and evolving client needs Enterprise software support, products and services is one of the largest categories of overall global information technology (“IT”) spending. We believe ERP, customer relationship management (“CRM”), product lifecycle management (“PLM”) database and technology software platforms have become increasingly important in the operation of mission-critical business processes over the last 30 years, and also that the costs associated with failure, downtime, security exposure and maintaining the tax, legal and regulatory compliance of these core software systems have also increased. As a result, we believe that licensees often view software support as a mandatory cost of doing business. In a traditional licensing model, the customer typically procures a perpetual software license and pays for the license in a single upfront fee (“perpetual license”), and base software support services can be optionally procured from the software vendor for an annual fee that is typically 20-23% of the total cost of the software license. In a newer subscription-based licensing model, such as software as a service (“SaaS”), the customer generally pays as it goes for the usage of the software on -4-

a monthly or annual basis (“subscription license”). Under a subscription license, the product license and a base level of software support are generally bundled together as a single purchase, and the base level of software support is not procured separately nor is it an optional purchase. The result is recurring and highly profitable revenue streams for enterprise software vendors. For example, for fiscal year 2024, SAP reported that support revenue represented approximately 33% of its total revenue and, for fiscal year 2024, Oracle reported a margin of 76% for cloud services and license support. In our experience, the base level of software support provided by enterprise software vendors for both perpetual licenses and subscription licenses has traditionally been delivered through call centers and generally includes the right to receive and use product support services, software bug fixes, and functional, technical, tax, legal and regulatory updates. In both licensing models, software support also generally includes the right to receive and use new releases of the licensed products, if and when made available. Base software support provided by enterprise software vendors for both models generally excludes other important, commonly needed enterprise services, such as support for interoperability, security, software performance, how-to questions, add-ons and customizations. Some enterprise software vendors do not include major new releases in the base support services, and instead, they charge additional license fees for such releases. For all these reasons and others, we believe the software products and services historically offered by software vendors, such as Oracle, SAP, IBM, Microsoft and Broadcom, do not meet the full and evolving needs of their customers across perpetual, subscription and open-source software, and are often more costly than alternatives. We further believe that disparate AMS offerings from other managed service providers are disconnected from the needs of enterprises and promote incremental costs and inefficiencies. The product, service and cost gaps have created a significant market opportunity for our unique portfolio of solutions for software support and management to meet the underserved needs of enterprise software licensees at a value-driven price point. Our Solutions Our subscription and fee-based software services offer enterprise software licensees a choice of solutions that replace or supplement the support products and services offered by enterprise software vendors for their products, as well as products and services offered by system integrators and other software service firms. We believe features, service levels, service breadth, technology and pricing differentiate our software products and services from our competitors. We also believe clients utilize our portfolio of software support products and services to support and optimize their existing enterprise software portfolio and transform their business to facilitate achieving their strategic, operational, and financial goals. Our clients often first replace vendor support and leverage our comprehensive support for their licensed software and customizations, along with tax, legal, and regulatory updates for their specific applications and locales. A growing number of our clients then expand their service contracts with us, utilizing our managed services, database managed services, security solutions, integration and interoperability capabilities, advanced strategic technology advisory services, and project-based professional services. By utilizing Rimini Street’s expanded portfolio of unified solutions, we believe our clients can achieve substantial cost savings; achieve better business outcomes; obtain support for their customized software that is not generally covered under the enterprise software vendor’s service offerings; enhance their software functionality, capabilities, and data usage; integrate and protect their systems and extend the life of their existing software releases and products. Our products and services seek to enable our clients to keep their mission-critical systems operating smoothly and to remain in tax, legal and regulatory compliance; improve productivity; and better allocate limited budgets, labor and other resources to investments that potentially provide competitive advantage and support growth. The following table summarizes and compares the software support features of our Rimini Support solution to what management believes in its experience are the typical features of competing support offerings from enterprise software vendors: -5-

Base Software Support Feature Rimini Street Typical Enterprise Software Vendor Annual Cost and Resource Savings Compared to the Software Vendor • Guaranteed 10-Minute Response Time 24x7 For Critical (Priority 1) Issues • Guaranteed Cadence of Case Update Communications for Open Cases • Named Regional Primary Support Engineer (PSE) for Each Client • Issue Resolution and Software Bug Fixes • • Support for Application Customizations • Operational, Installation, Configuration and Upgrade Support • • Performance, Interoperability and Integration Support • Security Support • • Localization Support • Tax, Legal and Regulatory Updates • • Full Support of Current Release for at Least 15 Years from Contract Date • Our current Rimini Support solution provides services for a broad range of enterprise software vendors, product families and product lines. In the future, we intend to expand our support services to additional software vendors and products to meet the growing and diverse needs of our clients. The table below sets out the vendors and products we currently support and/or could support in the future: -6-

Supported Vendor or Product Category Supported and/or Managed Software SAP Applications Business Suite, R/3, BusinessObjects, S/4HANA, S/4HANA Cloud (public and private editions), SuccessFactors, Ariba, Hybris, SAP IBP, SAP Analytics, Analytics Cloud, Fieldglass, Concur, Governance Risk and Compliance, IS-Oil, IS-Retail, IS-Media, IS-Utilities, IS-Auto, IS-Mills, IS-Mining, IS-Aerospace & Defense, IS-Automotive, IS-Apparel & Footwear, IS-Public Sector, IS-Higher Education, IS-Healthcare, IS-Telco, IS-Insurance, IS-Banking SAP Databases HANA, ASE (Sybase), IQ, MaxDB, SQL Anywhere Oracle Applications E-Business Suite, PeopleSoft, JD Edwards - Enterprise One, JD Edwards – World, Siebel, Hyperion, Oracle Retail (Retek), Agile Product Lifecycle Management (PLM), ATG Web Commerce, Oracle Utilities, Financial Services Analytical Applications (OFSAA), Communications, Endeca, Demantra, Governance Risk and Compliance (GRC), Oracle Transportation Manager (OTM), Primavera, Oracle Global Knowledge Software Releases/ User Productivity Kit (UPK), Oracle Banking Oracle Technology Oracle’s Application Integration Architecture Releases, GoldenGate, OBI and OBIEE, Essbase, Fusion Middleware, Identity Management, WebLogic, WebCenter, SOA Suite, Oracle Data Integrator (ODI) Oracle Databases Oracle Database Microsoft Databases SQL Server IBM Db2, Informix, IBM Middleware Open-Source Databases PostgreSQL, MySQL, MongoDB, MariaDB VMware vSphere, ESX and ESXi, vCenter, Workstation, vRealize, Aria Suite, NSX, vSAN, Site Recovery Manager, Horizon, Workspace ONE, Tanzu ServiceNow Creator Workflow, App Engine for ERP, ERP Canvas, Sourcing & Procurement Operations, Supplier Lifecycle Operations, Account Payable Operations, App Engine, Workflow Data Fabric, Integration Hub, HR Service Delivery, IT Service Management, IT Operations Management Salesforce Service Cloud, Sales Cloud, Data Cloud, Experience Cloud, Energy and Utilities Cloud, CPQ, MuleSoft, Health Cloud, Field Service, Revenue Cloud, Marketing Cloud, Tableau, Commerce Cloud, Higher Education Cloud, ClickSoftware Other Software OpenText, Informatica, Blue Yonder, Tibco When we provide our Rimini Support solutions for a perpetual software license, we generally offer our clients service for a fee that we believe is equal to approximately 50% of the annual fees charged by the software vendor for their base support. When providing supplemental software support for a perpetual license, where the client procures our support service in addition to retaining the software vendor’s base support, we generally offer our clients service for a fee that we believe is equal to approximately 25% of the annual fees charged by the software vendor for their base support. We also offer a special support service, Rimini Street Extra Secure Support, available to clients that require a more rigorous level of security background checks and/or government security clearance for engineers accessing a client’s system than our standard employment security background check and requirements. Clients may be asked to pay an additional fee for Rimini Street Extra Secure Support. We also offer additional support, products and services through our Rimini Manage, Rimini Protect, Rimini Connect, Rimini Watch and Rimini Consult solutions at an additional fee. Subscriptions for additional solutions are designed to meet specific client needs and are designed to provide what we believe is exceptional value and return for the fees charged. Since our inception over 19 years ago, we have invested significant resources in developing our proprietary knowledge, software tools and processes to meet the growing needs of our clients. During the year ended December 31, 2024, we delivered more than 46,000 tax, legal and regulatory updates to our global client base. We believe that we offer the most comprehensive scope of tax, legal and regulatory research available from a single vendor, including collecting and analyzing information from more than 5,300 government sites and over 26,000 localities for over 140 countries. We utilize a certified triple-scope verification process that involves multiple third parties such as premier subject matter experts including industry associations as well as accounting, consulting and law firms. Our capabilities are enabled by our proprietary data capture, management and analysis tool and ISO 9001:2015-based management system processes that we believe provide us with a competitive advantage. -7-

We believe that we have product and service advantages that will benefit our clients. Our key strengths include: Client Support Delivery Our Client Support Delivery operation is staffed globally and provides product support services to our clients 24 hours a day, seven days a week. A key element of our support delivery model is the assignment of one or more named Primary Support Engineers (“PSE”), who serve as the primary product support contact for our clients. PSEs provide technical advice, functional expertise and general support to ensure the resolution of all support issues. Our PSEs are focused exclusively on supporting our clients and have on average over 20 years of experience and significant real-world understanding of client implementations and deployments. For the year ended December 31, 2024, we generally delivered an average support call response time of less than two minutes for an experienced engineer to engage with a client to address critical (P1) and serious (P2) issues, shorter than the 10-minute guaranteed response time that is standard in our client support agreements. Each PSE works as part of our global network of engineers and provides deep expertise for a vendor, product family and product line. Support engineers across the company are able to leverage their collective knowledge and experience to meet the complex support needs of our clients. We have and continue to bring to market our artificial intelligence (“AI”) support applications. These AI applications are developed by Rimini Street’s Global Service Delivery Innovation Team, whose mission is to invent innovative solutions that further enhance a client’s overall service experience. Built using open-source technologies, the AI applications can be integrated into support processes along with other new AI applications when they become available. We were granted a U.S. patent for our “Case Assignment Advisor,” which is one of our AI applications used as a competitive advantage in servicing our clients. We believe our AI applications have already delivered substantial service benefits to clients, including accelerating case resolution times by an average of approximately 23%. Product Delivery The Product Delivery team manages the scoping, development, testing, and delivery of all client deliverables and internally developed applications, tools and technologies. The primary client deliverables are grouped into the following categories: Global tax, legal and regulatory updates We provide our clients with the proactive updates they need to maintain compliance with changing tax, payroll, accounting, fixed asset and related rates, regulations and standards. In addition, we also create and update documentation that supports our tax, legal and regulatory updates. New client synchronization When a client switches to our support, they may not be up to date with the latest tax, legal and regulatory updates made available by the enterprise software vendor. As part of the client onboarding process, our Product Delivery team assesses the compliance level of each client deployment and creates initial updates as needed for clients to enable full adherence to current tax, legal and regulatory standards in their jurisdictions of operation and to streamline the process for future updates. We believe the quality and scope of our Product Delivery processes and deliverables surpass those of traditional enterprise software vendors. For example, we deliver updates for tax, legal, and regulatory changes for multiple countries on a continuous basis by employing a rigorous software development lifecycle that complies with ISO 9001:2015 standards to ensure that required and identified tax, legal, and regulatory changes are delivered in an accurate and timely manner that based on management’s experience and analysis, we believe is typically earlier than traditional enterprise software vendors. Our Product Delivery organization is scalable and has the capability to deploy its solutions for additional countries based on the needs of our clients. For the year ended December 31, 2024, we have delivered more than 46,000 tax, legal and regulatory updates to clients. Product Delivery professionals serve in a variety of roles which include business, functional and technical analysts as well as software development, testing, quality assurance and delivery professionals. Scoping professionals and business analysts utilize proprietary methodologies to search for updates across all supported jurisdictions and provide support for all product groups. Technical and software development professionals are product-focused and have relevant domain expertise. -8-

Testing and delivery professionals are responsible for the implementation of any changes and support all product groups. Engineers support all aspects of analysis, development and testing for the Product Delivery team. We believe this flexible model has enabled us to identify best practices and solutions for the multiple product lines we service. Additionally, we utilize internally developed proprietary tools, technologies and processes to efficiently research and deliver quality and timely tax, legal and regulatory updates. Client Engagement Client success managers in our Client Engagement organization serve as a single point of contact for all non-product support-related client issues. The Client Engagement organization works closely with our Support, Product Delivery and Sales organizations to provide what we believe, based on client feedback, support case satisfaction survey results and analyst checks, is an exceptional client experience with superior client satisfaction and success, with the ultimate goal of retention, renewal and expansion of our client contracts. The Client Engagement team oversees the following client management processes: Onboarding When a client switches to our support products and services, a client success manager oversees the onboarding process, which is a set of interwoven processes that new clients undertake to facilitate a successful migration to our support model. During this time, we help clients smoothly transition their support while we gain an in-depth understanding of a client’s business needs, IT infrastructure, IT strategies and objectives. Account Management Following the onboarding period, client success managers coordinate our resources and capabilities to provide personalized support to each client. When issues arise, client success managers escalate them within our organization as appropriate to help ensure client satisfaction. Client success managers are also tasked with establishing and maintaining executive relationships and promoting expansion of usage and cross-sell of our extensive services within each client’s organization. Account Retention Client success managers play an integral role in client retention by helping to ensure our clients are realizing the full value of our service offering and working with our Renewal Sales team on the renewal and extension of client contracts. Sales and Marketing We sell our solutions primarily through our global direct sales organization. We organize our sales force by geographic region with sales teams currently covering North America, Latin America, Europe, Africa, Middle East, Asia and Asia-Pacific. We organize our sales and marketing professionals into territory-specific teams in order to align sales and marketing toward common sales goals. In some cases, we organize our sales professionals in a specific region or territory by the industry of our prospective or current clients and focus certain marketing activities by industry. A typical sales cycle with a prospective client begins with the generation of a sales lead through trade shows, industry events, online marketing, outbound calling or other means of referral. The sales cycle for our support services continues with an assessment of the prospective client’s support contract renewal date, sales presentations and, in many cases, client reference calls. Our sales cycle can vary substantially from client to client, but typically requires six to twelve months depending on the scope of the support, products or services being purchased. Enterprise software customers typically need to renew their vendor support contracts on an annual basis so there usually is already a budget for our Rimini Support solutions, and that budget may be larger than our fees since most of our prospective clients are enterprise software vendor customers paying higher annual fees for their current support services than we charge for our Rimini Support solution. The sales cycle for our Rimini Manage or other solutions, beyond our Rimini Support solutions, may or may not be replacing the services of an incumbent vendor and therefore may not be dependent on the renewal date of an existing annual contract. We attempt to commence discussions with prospective clients far enough in advance of that prospective client’s services end date with their current vendor, to provide enough time to complete the sale and to perform certain transition tasks. In certain situations, we will engage with a prospective client over multiple renewal cycles with their current vendor. In addition to new support, products and service sales to prospective and existing clients, we have a dedicated sales team focused on renewals of existing client subscription contracts. -9-

We generate global prospect leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target chief financial officers, chief information officers, chief procurement officers and other IT executives, senior business leaders and procurement specialists. We focus on the unique benefits of our offerings. Additionally, our marketing programs serve to create further market awareness of the benefits of each offering in our solutions portfolio. As a result of our efforts in educating organizations, we believe we are recognized as a thought leader in the enterprise application support market and a growing, serious competitor in our other newer solution markets such as managed services, security, interoperability, observability, and consulting. Our marketing programs include the following: • use of our website to provide enterprise application and Rimini Street company information, as well as learning opportunities for potential clients; • business development representatives who respond to incoming leads to convert them into new sales opportunities; • participation in, and sponsorship of, field marketing events including user conferences, trade shows and industry events; • online marketing activities including email campaigns, online advertising, social media, webinars and content syndication; • public relations; • thought leadership through marketing to industry analysts, webinars, speaking engagements and sponsored research; and • outreach and engagement with our active clients to explore cross-sell opportunities and maintain high retention rates. Our Competitive Advantages We believe that we have a number of competitive advantages that will enable us to strengthen our position as the leading independent provider of enterprise software support and our other new solution markets. Our key competitive strengths include: Unique end-to-end software support, products and services model Our enterprise software support, products and services model differentiates us from traditional enterprise software vendors and systems integrators. We built our company from the ground up to disrupt the traditional enterprise software vendor support model with what we believe is a better model and value for clients, and we have expanded our enterprise software products and services beyond support to include integrated managed services; security; interoperability; observability; and professional services. While this extended line of unified services expands our competitive field to include systems integrators, consultants, and some specialized software product providers, we believe that no other organization provides our unique set of unified support, products and services across multiple enterprise software product lines, anchored by our comprehensive enterprise software support solutions. We continue to be focused on delivering unique, highly responsive and award-winning enterprise software support solutions, along with our additional services. We believe our innovative support products and services, offered at a value-driven price point, provide a significant return on investment for our clients that cannot be achieved by the use of traditional enterprise software vendor offerings. Our model includes unlimited support cases, requests, and tasks, and we offer industry-leading SLAs for response time and case update communications. Our team of over 1,220 support engineers, developers, and other experts span the globe, providing 24/7/365 support to clients with operations in over 160 countries. On average, our highly qualified PSEs have over 20 years of relevant industry experience, which we believe provides us with a competitive advantage and is a key element of our proven track record of providing exceptional client service. Comprehensive support services We offer clients a comprehensive suite of independent support offerings in terms of features and capabilities; global breadth; vendor products and releases supported; and tax, legal and regulatory updates. We believe our continued investment in our software support, products and services will expand our scope of services to the benefit of our clients. -10-

Scalable business model We have developed proprietary knowledge, software tools and processes in the design, development and delivery of our enterprise software support services. We have also designed an innovative support model that organizes our support engineers into modular, scalable teams. We believe our client support model enables us to scale quickly and cost-effectively to meet growing global demand in our existing product lines. We have become proficient at applying our support methodologies and approach to new product lines, enabling us to rapidly and efficiently support additional enterprise software products in the future. We have increased our ability to scale by investing in support-related infrastructure and by developing patented and patent-pending artificial intelligence support applications that further optimize our support processes and ensure service delivery outcomes at scale for our clients. Additionally, we have received ISO certifications for our support services, which we believe helps ensure our clients consistently receive high quality, responsive service as our client base continues to grow. Large global client base As of December 31, 2024, we provided support, products and services for over 3,080 active clients globally, including 73 Fortune 500 companies and 20 Fortune Global 100 companies. We also believe that our proven ability to deliver value to an extensive list of clients across a broad range of industries validates our business model and provides us with important references to prospective clients. Strategic partnerships In 2024, we expanded our strategic initiative to go to market with elective roster of partners. The Rimini Street partner program brings together the best technology and business service brands, each recognized for their proven solutions, to deliver new, exciting options for top-and bottom-line growth for clients. Whether it’s helping organizations gain operational efficiency through better support, unlock funds to leverage AI or future-proof, protect and enhance systems, partner offerings will be complemented by Rimini Street’s end-to-end software support, management and innovation solutions. These partnerships include ServiceNow and American Digital. Clear leadership position We are the global leader of independent enterprise software support services for Oracle, SAP and VMware products, based on both number of active clients and recognition by industry analyst firms. We believe we have substantial thought leadership in our market through our extensive marketing efforts and promotion of the independent enterprise software support model, including participation in key industry conferences, publishing white papers and hosting webinars. We believe that our leadership position enables us to bring new services to market more quickly, attract and retain high quality personnel, and acquire new clients. Highly experienced management team Our senior management team has over 200 years of combined experience in the enterprise software and services industry with companies such as Accenture, EDS, Hewlett-Packard, JD Edwards, Oracle, PeopleSoft, ServiceSource, and SAP and with a significant amount of time and experience focused on building, managing and delivering support products and services. We believe our senior management team’s significant relevant industry experience positions us to continue to extend our market leadership. Client-centric culture We believe that our culture is a key element of our success and one of our core values. We recruit employees who share a passion for delivering exceptional service to our clients and continuously measure, recognize and reward employees for achieving exemplary client satisfaction. We further believe that our culture has enabled us to attract and retain high-quality, experienced and skilled professionals. Over the years, we have earned several Great Place To Work® awards globally, have achieved exceptional client satisfaction ratings and have won numerous Stevie Awards for customer service. Our Growth Strategy We possess deep expertise in enterprise software products, services and support and intend to leverage our leadership position to further penetrate our current markets and expand our support product and service capabilities into new markets. The key elements of our growth strategy include: -11-

Add new clients We believe that the market for independent enterprise software support products and services is large, growing and underserved. We expect significant growth opportunities in our market as organizations increasingly look to achieve more value from their technology budgets. We are continuing to make significant investments in sales and marketing and will continue our strong focus on acquiring new clients. Continue global expansion For the year ended December 31, 2024, we generated approximately 51% of our revenue outside of the United States. We believe that there is a large opportunity to grow our global business by increasing our direct sales force and by selective use of strategic marketing and sales partnerships around the world. We attribute revenue to individual countries based on the location of the contracting entity. For the year ended December 31, 2024, Japan represented 11% of total revenue. No other foreign country individually comprised more than 10% of revenue for the three-year period ended December 31, 2024. Expand the portfolio of supported vendors and products Since our inception over 19 years ago, we have developed a comprehensive portfolio of enterprise software support and related products and services, including support services for applications, databases and technologies; managed services for applications, databases, technologies, cloud and security; security, interoperability and observability solutions; and professional services. We offer more than 20 Rimini Street solutions across six suites of products and services: Rimini Support, Rimini Manage, Rimini Protect, Rimini Connect, Rimini Watch and Rimini Consult. These products and services cover over 40,000 SKUs of software and technologies from primarily seven software vendors, Oracle, SAP, Salesforce, IBM, Microsoft, ServiceNow and VMware, as well as for open-source software. We believe there is a significant market opportunity to offer support and related products and services for additional vendors and software, and we intend to extend our Rimini Support offerings to additional enterprise software vendors, product lines and releases. Capitalize on the shift to hybrid IT We believe organizations are increasingly creating more complex IT environments that are a mixture of multiple technologies, business models and vendors, including perpetual license and subscription license software solutions, deployed across the client’s system and cloud computing providers (hybrid IT environments), and consisting of proprietary and non- proprietary open-source software, all from a multitude of different technology vendors. We believe traditional enterprise software vendors and general consulting firms cannot effectively support these heterogeneous environments because of complex integrations, customizations, multi-vendor relationships and other unique challenges. Further, we believe a hybrid IT strategy enables organizations to reliably and cost-effectively run their business on an existing, stable core enterprise software platform, while at the same time enabling them to more quickly adopt new innovative applications and services, including digital, cloud, mobile and analytics. Multi-application, multi-environment solutions create a unique growth opportunity for independent support providers like Rimini Street. Further penetrate our existing client base We intend to increase adoption of our solutions among our existing clients by selling additional Rimini Support contracts for other software products, releases and instances used within their organizations as well as by selling new contracts for our expanded portfolio of solutions, including, but not limited to, managed services, security, interoperability, observability and professional services. As of December 31, 2024, approximately 64% of our over 1,570 unique clients have selected us to provide services, products and solutions for more than one of their software product lines, and we believe there is additional opportunity for growth within our existing client base. Our client-centric focus in combination with the critical nature of our portfolio of solutions, enables us to maintain close working relationships with our clients’ primary decision makers, which we believe helps us identify and capitalize on additional growth opportunities. Expand Managed Services global offering Our Rimini Manage for SAP and Oracle enterprise software integrates our ultra-responsive traditional support services with clients’ day-to-day AMS needs. AMS is comprised of system administration, operational support, health monitoring and enhancement support, and we believe this offering can provide clients with a better model, better people, and better outcomes with higher satisfaction and potentially significant savings of time, labor and money. We also believe that Rimini Manage can deliver these same benefits to clients who require database management services for a wide array of databases. In addition, we are a Salesforce partner and offer Rimini Manage for their Salesforce Sales Cloud, Salesforce Service Cloud, and other -12-

Salesforce products. With our ServiceNow partnership announced in 2024, we also offer managed services for ServiceNow products. We are also an Amazon Web Services (AWS) partner and offer Rimini Manage for their cloud offering used by our clients.

Launch new enterprise software support solutions

Alongside our existing portfolio of products and services, we intend to develop and bring to market new enterprise software solutions that help our clients with various business needs. For example, we anticipate our list of supported products to expand with the Rimini Custom program and we plan to deliver new innovation solutions for specific business functions leveraging the AI, automation, analytics and user experience capabilities in the ServiceNow platforms.

Clients

As of December 31, 2024, we supported over 3,080 active clients globally, including 73 Fortune 500 companies and 20 Fortune Global 100 companies across a broad range of industries. We define an active client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our support, products or services. For example, we count as two separate active client instances in circumstances where we provide support for two different products to the same entity. We define a unique client as a distinct entity, such as a company, an educational or government institution or subsidiary, division or business unit of a company that purchases one or more of our products or services. For example, we count as two separate unique clients when two separate subsidiaries, divisions or business units of an entity purchase our products or services.

Human Capital Resources

Guided by our commitment to provide "extraordinary technology solutions powered by extraordinary people," we strive to foster an environment that enables and encourages our employees in this pursuit. To this end, we believe that recruiting, retaining and developing high-performing talent is important to our success. We view all employees as partners and are committed to providing an exciting, participatory and team-oriented work environment. This commitment starts with our Core Values, known as our "4 C's" – Company, Clients, Colleagues and Community.


Who is Rimini Street?
As we grow and evolve, our shared Mission and 4 C's continue to guide and drive us.
Mission
To provide extraordinary technology solutions powered by extraordinary people that achieve each client's strategic, operational, and financial goals
The Rimini Way
• We strive to deliver the extraordinary, always
• We choose what is right, not what is easy
• We stand for equality and fairness for all
• We act with urgency, driven by our passion for quality
Our 4 C's
Company
Dream big, innovate boldly and operate at the highest ethical, professional, and quality standards
• Taking ownership and pride in all we do
• Prioritizing client over Company
Clients
Improve client performance significantly
• Relentlessly pursuing solutions for clients
• Delivering unmatched client care rooted in passion for service
Colleagues
Build a great company that attracts, develops, inspires, and retains extraordinary people
• Sharing a common purpose, mission, and values
• Fostering a high-performance, results-focused culture based on mutual respect, professionalism, and appreciation
Communities
Leave the world better than we found it
• Offering a helping hand
• Creating equal opportunity for all
Rimini Street

As a key aspect of our success, we believe our culture helps enable our efforts to recruit and retain high quality talent. In addition, we strive to offer compensation, bonus and benefit programs appropriate for proven top-performing professionals. To ensure alignment with our short- and long-term objectives, our compensation programs for all employees include base pay, short-term incentives and opportunities for long-term incentives. Furthermore, we believe our remote delivery model provides

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an attractive employment option for our highly experienced PSEs compared to consulting roles that can require significant travel, and also reduces our carbon footprint. As a company built on a foundation of remote and hybrid working, we believe these arrangements continue to provide flexibility to employees around the globe. We offer programs and resources designed to support the mental, physical, social and financial well-being of our employees. In addition to resources available through our health care plan providers, we offer a no-cost confidential employee assistance program that provides assessments, short-term counseling, referrals, and follow-up services to employees who have personal and/or work-related problems. Our Global Event Outreach Team, which is a division of our Security Department, monitors for events worldwide that may impact the health and safety of our employees, such as inclement weather, natural disasters, and public safety emergencies, reaching out to potentially impacted employees to offer resources and ask if they are in need of assistance. In 2023, we launched “Rimini Street University,” an internal program led by the Learning & Development arm of our Human Resources Department in partnership with various functions across the Company. The program provides professional development and learning opportunities designed to support, guide and develop individual contributors, teams, managers and future leaders of Rimini Street. We are committed to creating an inclusive environment and are proud to be an Equal Employment Opportunity Employer. Qualified applicants will receive consideration for employment without regard to age, race, color, religion, national origin, sexual orientation, gender or gender identity, disability, protected veterans’ status or any other characteristic protected by applicable law. As of the date of this Report, we have earned multiple employee satisfaction awards and certifications, including Great Place to Work® (a recognized global authority on workplace culture and employee satisfaction) certifications in Australia, France, the United Kingdom and the United States; a top 20 ranking from India’s Best Workplaces™ in both the “for Millennials” and “Great Mid-Size Workplaces” categories; a top 10 ranking from Korea’s Best Workplaces™ (as well as additional honors in Korea of Best Workplaces™ for Parents, “Proud Working Mother,” the Great Place to Work® “Pioneer Award,” a Great Place to Work® “Innovation Leader” and “Most Respected CEO” in Korea); Stevie® Gold Globee Awards for “Customer Service Executive of the Year”; and Stevie® Silver Globee Awards for “Customer Service Department of the Year.” Finally, through the Rimini Street Foundation, which is an initiative funded and managed internally by the Company, we encourage our employees to “support humankind” and share our Company’s success by investing back into the communities we serve through in-kind donations, employee time, Company financial support and funded volunteer activities around the world. Since its launch in 2015, the initiative has supported over 525 charities across six continents, with over 6,000 volunteer hours donated by our employees and their family members and friends. In 2024, TrustRadius recognized the Company and the Rimini Street Foundation with a Tech Cares Award, which celebrates B2B technology organizations that excel in corporate social responsibility initiatives “dedicated to driving beneficial progress throughout their organization and community.” In July 2024, we completed the third annual launch of our $50,000 “RMNI LOVE” Grant Program, which was hosted in London. Five selected United Kingdom-based charities each received £10,000 grants. As of December 31, 2024, we employed over 2,040 professionals globally. We also engage temporary employees and consultants as needed. None of our U.S.-based employees are covered by collective bargaining agreements. Certain of our non- U.S.-based employees are members of unions, works councils, trade associations or are otherwise subject to collective bargaining agreements in particular jurisdictions, as required by local labor laws. We have not experienced any work stoppages, and we consider our relations with our employees to be very good. Technology Infrastructure and Operations We have IT infrastructure and staff globally. Our operations support our client offerings, compliance requirements and future global expansion. To connect to systems owned, leased or otherwise controlled by our clients, we utilize site-to-site tunnels, virtual private networks with secure firewall administration and other secure connection methodologies underpinned with a high level of global network reliability, security and performance. To ensure the confidentiality and integrity of client data, protect against security threats or data breaches, and prevent unauthorized access to the data of our clients, we maintain a formal and comprehensive system based on the ISO 27001:2013 Information Security Management System standard. We control access to our office space where confidential and security- controlled information is located or may be visible while in use, have deployed advanced security software and hardware, and -14-

utilize advanced security measures. In addition, we have responsibility to comply with certain client-specific security contractual requirements and government security laws and regulations for some of our clients. Compliance and Certifications ISO certifications are part of our commitment to developing and executing best-in-class processes to ensure our clients consistently receive exceptional service. We have achieved and maintain ISO 9001 and ISO 27001 certifications. In 2010, we achieved ISO 9001 Quality Management System certification for “Third-party provider of enterprise software support services specifically on-boarding of client and client environments”. In 2011, we expanded our certification for “Provision of third-party enterprise software support services specifically on-boarding of client, building of client environments, worldwide tax and regulatory research and delivery of tax and regulatory updates”. In 2012, we expanded our certification for “Global provision of enterprise software support services, including client onboarding; client account management; product support for vendor delivered and client customized code; fix development and delivery; and research, development and delivery of worldwide tax, legal and regulatory updates”. The certification process verifies that detailed processes for relevant business areas are reviewed, continuously monitored and improved to ensure services and deliverables are consistently delivered with excellence. During 2018, the ISO standard was upgraded. Our current ISO 9001:2015 certification is effective December 2022 through December 2025. During this certification cycle, annual surveillance audits are conducted to validate ongoing compliance to the requirements. In 2013, we achieved worldwide ISO 27001 information security certification for our support services. ISO 27001 is a security standard covering “The information security management system that supports the global provisioning of third-party software maintenance services”. Independent assessments of our conformity to the ISO 27001 standard includes evaluating security risks, designing and implementing comprehensive security controls and adopting an information security management process to meet security needs on an ongoing basis. Our current ISO 27001:2013 certification is effective April 2022 through March 2025. During this certification cycle, annual surveillance audits are conducted to validate ongoing compliance to the requirements. Seasonality We enter into agreements with new clients as well as renewal agreements with existing clients at various times throughout the year. Therefore, we experience seasonality in terms of our net billing activity due to the timing of the clients’ contract term, which generally results in higher net billings during the fourth quarter of each fiscal year. Competition We compete in the global IT services market for enterprise software support, products and services and believe the principal competitive factors in our market include, but are not limited to, the following: • track record of technical capability to provide the required software support; • ability to identify, develop and deliver required tax, legal and regulatory updates; • infrastructure model to deliver support globally within guaranteed service levels; • track record of providing a high level of client satisfaction; • ease of support model onboarding, deployment and usage; • breadth and depth of support functionality, including the ability to support customized software; • cost of products and services; • brand awareness and reputation; • capability for delivering services in a secure, scalable and reliable manner; • ability to innovate and respond to client needs rapidly; and • size of referenceable client base. As further discussed under “Our Competitive Advantages,” above, we believe we compete favorably with our competitors on the basis of these factors. We have also invested significant resources in developing our unique service methodologies. We believe our support management model allows us to gain an in-depth understanding of a given client’s unique software environment, enabling rapid and accurate responses to a client’s service requests. We believe our primary competitors for our Rimini Support solutions are the enterprise software vendors whose products we service and support, including, but not limited to, Oracle, SAP, IBM, Microsoft and Broadcom. We expect that continued growth in our market could lead to significantly increased competition resulting from new entrants. In the meantime, -15-

our success and growth will depend to a substantial extent on the willingness of companies to engage an independent service vendor such as us to provide software maintenance and support services for their enterprise software. We believe our primary competitors for our Rimini Manage, Rimini Consult and Rimini Watch solutions are systems integrators and consulting firms globally, including, but not limited to, Accenture, IBM, Wipro, Cap Gemini and DXC. We expect the market for these solutions to continue to be highly competitive. Our success and growth in management services will rely in part on our ability to differentiate the value and benefits of our fully integrated support and management solutions compared to other vendors’ offerings or internal resources, and our success and growth in consulting will rely in part on our ability to differentiate our talent, experience, value and benefits compared to other vendors’ resources and offerings. We believe our primary competitors for our Rimini Protect solutions are manufacturers of other enterprise software security solutions, including, but not limited to, Oracle, SAP, IBM and Broadcom. We believe our primary competitors for our Rimini Connect solutions are manufacturers of other enterprise interoperability and connectivity products, including, but not limited to Citrix, Dell, Salesforce, Oracle and IBM. We expect the market for these solutions to continue to be highly competitive. Our success and growth in security and interoperability solutions will rely in part on our ability to differentiate the value and benefits of our solutions compared to other vendors’ offerings. However, we also believe some of our actual and potential competitors currently have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, greater name recognition and deeper customer relationships. Additionally, some software licensees are reluctant to engage a smaller independent company such as us to provide services for their enterprise application software, choosing instead to rely on services provided by their enterprise software vendor or other larger competitors in our various service markets. Intellectual Property We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property consisting of a combination of trade secrets, copyrights, trademarks, service marks, domain names and patented technology. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us. We own numerous patents, none of which individually are material to our operations as a whole. These patents expire at various times over approximately the next 16 years. We also protect certain details about our processes, products and strategies as trade secrets, keeping confidential the information that we believe provides us with a competitive advantage. We maintain trademark registrations for the Rimini Street, Engineered for Support, We Do Support, and Other Companies Do Software We Do Support trademarks in the United States. We also maintain trademark registrations for Rimini Street in Canada, the European Union, China, Japan, India, Australia and maintain or have applied for trademarks in certain other countries. Such registered trademarks will expire unless renewed at various times in the future. Policing unauthorized use of our processes and software tools and intellectual property rights is difficult. As of the date of this Report, we are not aware of any material breaches of our intellectual property rights. Information about our Executive Officers. -16-

The following table sets forth the names, ages and positions of our executive officers as of February 27, 2025:

Name	Age	Position
Executive Officers		
Seth A. Ravin	58	President, Chief Executive Officer and Chairman of the Board of Directors
Steve Hershkowitz	61	Executive Vice President and Chief Revenue Officer
Nancy Lyskawa	62	Executive Vice President and Chief Client Officer
Kevin Maddock	59	Executive Vice President and Chief Recurring Revenue Officer
Michael L. Perica	53	Executive Vice President and Chief Financial Officer
David Rowe	59	Chief Product Officer, Chief Marketing Officer and Executive Vice President, Global Transformation

Seth A. Ravin founded our company and has served as our Chief Executive Officer and Chairman of the Board since September 2005 and as our President since March 2023. He also previously served as our President from September 2005 to January 2011. Prior to founding Rimini Street, Mr. Ravin served in various executive roles at TomorrowNow, Inc. from May 2002 to April 2005, most recently as President and a board director. TomorrowNow, Inc. was a supplier of software maintenance and support services for Oracle's PeopleSoft and J.D. Edwards applications, and was acquired in January 2005 as a wholly-owned subsidiary of SAP America, Inc. From April 2000 to March 2001, Mr. Ravin served as Vice President of Inside Sales for Saba Software, Inc., a provider of e-Learning and human resource management software. From April 1996 to April 2000, Mr. Ravin served in various management roles at PeopleSoft, Inc. (acquired by Oracle), most recently as a Vice President of the Customer Sales Division. Mr. Ravin holds a Bachelor of Science in Business Administration from the University of Southern California.

Steve Hershkowitz has served as our Executive Vice President and Chief Revenue Officer since April 2024. Prior to joining Rimini Street, from February 2022 to April 2024, Mr. Hershkowitz was the Chief Revenue Officer at Virtana Corporation, where he ran global sales, transforming the company from a hardware-based perpetual license business to a robust software, subscription, and SaaS model, enhancing key valuation metrics, including revenue and EBITDA. Previously, from April 2010 to February 2022, Mr. Hershkowitz served in multiple roles at Hewlett Packard Enterprise ("HPE"), most recently as Vice President and General Manager, running the High Performance Compute and AI organization. Prior to this role, he was Vice President and General Manager of HPE's North America Large Enterprise, driving accelerated growth across HPE's entire solution portfolio. Mr. Hershkowitz is a distinguished veteran of the United States Air Force where he served honorably. Mr. Hershkowitz studied Business Administration and Management at the University of Maryland.

Nancy Lyskawa has served as our Executive Vice President & Chief Client Officer since April 2023. Previously, she served as our Executive Vice President, Global Client Onboarding from March 2020 to April 2023 and our Senior Vice President, Global Client Onboarding from September 2009 to March 2020. Prior to joining us, Ms. Lyskawa was with Oracle, a computer technology company, from December 2004 to September 2009, where she served in various executive roles, most recently as Vice President, Support Services and Marketing, from August 2005 to September 2009. From March 1994 to December 2004, she served as head of Global Services Marketing for PeopleSoft, Inc. (acquired by Oracle). From May 1986 to March 1994, Ms. Lyskawa served in various roles with Electronic Data Systems Corporation (acquired by Hewlett-Packard Company). Ms. Lyskawa is a Certified Management Accountant (CMA). Ms. Lyskawa holds a Bachelor of Business Administration in Accounting and Finance from the University of North Dakota and a Master's Certificate in Marketing from the Cox School of Business at Southern Methodist University.

Kevin Maddock has served as our Executive Vice President, Chief Recurring Revenue Officer and General Manager, North America, since May 2024. Previously, he served as our Executive Vice President, Chief Recurring Revenue from March 2021 until May 2024, our Executive Vice President, Global Sales - Recurring Revenue from March 2020 until March 2021, our Senior Vice President, Global Sales - Recurring Revenue from January 2018 to March 2020 and our Senior Vice President, Global Sales from December 2008 to January 2018. Prior to joining us, Mr. Maddock served as Executive Vice President of Worldwide Inside Sales and Operations for ServiceSource, a recurring revenue management company, from October 2004 to March 2008. From May 1998 to September 2004, Mr. Maddock served as Vice President of Worldwide Support Service Sales at PeopleSoft, Inc. (acquired by Oracle). From September 1995 to May 1998, Mr. Maddock served in multiple roles at KPMG Consulting. From August 1987 to April 1993, Mr. Maddock served in various roles at Accenture (formerly Andersen Consulting). Mr. Maddock holds a Bachelor of Business Administration in Finance with Honors from the University of Notre Dame and a Master's Degree in Business Administration from the Anderson School of Management at UCLA.

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Michael L. Perica has served as our Executive Vice President and Chief Financial Officer since October 2020. Prior to joining us, Mr. Perica served as Vice President Finance and Chief Financial Officer of the $1.2 billion Energy Systems Global business unit at EnerSys (NYSE: ENS), a global leader in stored energy solutions. Mr. Perica joined EnerSys in December 2018 as the result of EnerSys’ acquisition of Alpha Technologies, where he led the sell-side process as Alpha Technologies’ Chief Financial Officer. Prior to his appointment as Chief Financial Officer in August 2015, he served as Alpha Technologies Vice President, International Finance and Operations since November 2013. Prior to his tenure at Alpha Technologies, Perica served as the Chief Financial Officer of Channell Commercial Corporation and spent 12 years as a sell- side analyst on Wall Street where he worked in senior publishing analyst positions at various investment banks. Mr. Perica holds a Bachelor of Business Administration in Accounting from Central Michigan University and a Master’s Degree in Business Administration from the University of Southern California, Marshall School of Business. David Rowe has served as our Chief Product Officer, Chief Marketing Officer and Executive Vice President, Global Transformation, since August 2024. Previously he served as our Executive Vice President, Global Transformation & Chief Product Officer from March 2023 until August 2024. Prior to that, he served as our Executive Vice President, Global Transformation from September 2021 until March 2023, our Executive Vice President and Chief Marketing Officer from March 2020 to September 2021, our Senior Vice President and Chief Marketing Officer from April 2012 to March 2020, our Senior Vice President of Global Marketing and Alliances from December 2008 to April 2012 and our Vice President Marketing and Alliances from September 2006 to December 2008. Prior to joining us, Mr. Rowe served as Vice President of Product Management and Marketing at Perfect Commerce, Inc., an eProcurement company, from November 2004 to June 2006. From May 1995 to June 1999, Mr. Rowe held various positions with PeopleSoft, Inc. (acquired by Oracle), most recently serving as Director, Product Strategy. From July 1988 to April 1995, Mr. Rowe served in various roles at Accenture (formerly Andersen Consulting). Mr. Rowe holds a Bachelor of Science in Engineering from Harvey Mudd College. Available Information We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as well as our other SEC filings, available on our website, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.riministreet.com. References to our Report are provided as a convenience, and the information contained on our website is not incorporated by reference in this, or any other, SEC filing. Item 1A. Risk Factors Various factors could affect our business, financial condition, results of operations and cash flows. Any of the principal factors described in this section or other risks described elsewhere in this Report could result in a significant or material adverse effect on our business, financial condition, results of operations and cash flows. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations. If any of these factors should materialize, the trading price of our securities and the value of your investment might significantly decline. You should also refer to the explanation of the qualifications and limitations on forward-looking statements under “Cautionary Note Regarding Forward-Looking Statements” set forth in the introduction to Part I of this Report. All forward- looking statements made by us are qualified by the risk factors described below. The following is a summary of some of the principal risk factors which are more fully described below. Risks Related to Our Business, Operations and Industry • Since 2010, we and our President, Chief Executive Officer and Chairman of the Board have been involved in continuing litigation with Oracle. Adverse outcomes and future adverse outcomes in the ongoing litigation could result in the payment of substantial attorneys’ fees and/or costs and/or injunctions against certain of our business practices. • The Oracle software products that are part of our ongoing Rimini I Injunction compliance and that are the subject of the Rimini II litigation with Oracle represent a significant portion of our current revenue. • Our ongoing litigation with Oracle presents challenges for maintaining and growing our business. • Oracle has a history of litigation against companies offering alternative support programs for Oracle products, and Oracle could pursue additional litigation with us. • Economic uncertainties, changes in economic conditions, including rising inflation, or downturns in the general economy or the industries in which our clients operate, may result in increased costs of operations, could -18-

disproportionately affect the demand for our products and services and could negatively impact our results of operations. • The market for independent software support services is relatively undeveloped and may not grow. • We face significant competition the services comprising each component of our Solutions Portfolio. • We have had a history of losses and may not achieve revenue growth or profitability in the future. • If we are unable to attract new clients or retain and sell additional products or services to existing clients, our revenue growth could be adversely affected. • Our past revenue growth and financial performance are not indicative of future performance, and if our revenue continues to decline or fails to grow at a rate sufficient to offset expenses, we may not be able to achieve and maintain profitability in future periods. • We may not be able to effectively manage efforts for future growth or execute such efforts successfully. • If our retention rates continue to decrease or we do not accurately predict retention rates, our future revenue and results of operations may be harmed. • Because we recognize revenue from subscriptions over the term of the relevant contract, downturns or upturns in sales are not immediately reflected in full in our results of operations. • Due to the variability of timing in our sales cycle, if we fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our results of operations and liquidity could be adversely affected. • Our future liquidity and results of operations may be adversely affected by the timing of new orders, the level of client renewals and cash receipts from clients. • The loss or disability of one or more key employees could harm our business. • The failure to attract and retain additional qualified personnel, including sales personnel, or to expand our marketing and sales capabilities could prevent us from executing our business strategy. • Our failure to generate significant capital through our operations or raise additional capital necessary to fund and expand our operations, invest in new services and products, and service our debt could reduce our ability to compete and could harm our business. • Our business may suffer if it is alleged or determined that our technology infringes others’ intellectual property rights. • Interruptions to or degraded performance of our services could result in client dissatisfaction, damage to our reputation, loss of clients, limited growth and reduction in revenue. • Interruptions or performance problems with SaaS technologies and related services from third parties that we use to operate critical functions of our business, including any deficiencies associated with generative artificial intelligence (AI) technologies potentially used by us or such third parties, may adversely affect our business and operating results. • We may experience fluctuations in our results of operations due to the sales cycles for our products and services, which makes our future results difficult to predict and could cause our results of operations to fall below expectations. • We may need to change our pricing models to compete successfully. • We may not be able to scale our business systems quickly enough to meet our clients’ changing needs or decrease our costs adequately in response to changing client demand, and if we are not able to manage these changes efficiently, our results of operations could be harmed. • Because our long-term strategy involves further expansion of our sales to clients outside the United States, our business will be susceptible to risks associated with global operations, including currency exchange rate fluctuations. • Consolidation in our target sales markets is continuing at a rapid pace, which could harm our business in the event that our clients are acquired and their agreements are terminated, or not renewed or extended. • If there is a widespread shift by clients or potential clients to enterprise software vendors, products and releases for which we do not provide software products or services, our business, financial condition and results of operations would be adversely impacted. • Cybersecurity threats continue to increase in frequency and sophistication; if our data security measures are compromised or our services are perceived as not being secure, clients may curtail or cease their use of our services, our reputation may be harmed, and we may incur significant liabilities. • We are subject to governmental and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business. • If our products and services fail due to defects or other similar problems, and if we fail to correct any defect or other software problems, we could lose clients, become subject to service performance or warranty claims or incur significant costs. • If we are not able to maintain an effective system of internal control over financial reporting, investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our Common Stock price. • If we fail to enhance and protect our brand, our ability to expand our client base will be impaired. • If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights. -19-

• We may be subject to additional obligations to collect and remit sales tax, VAT and other taxes, and we may be subject to tax liability, interest and/or penalties for past sales, which could adversely harm our business. • The amount of and ultimate realization of the benefits from the net operating loss carryforwards for income tax purposes is dependent, in part, upon future events, the effects of which cannot be determined; if we are not able to use a significant portion of our net operating loss carryforwards, our profitability could be adversely affected. • We are a multinational organization, and we could be obligated to pay additional taxes in various jurisdictions. • Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters and expose us to additional costs and risks. Risks Related to our Indebtedness, Capitalization Matters and Corporate Governance • Our level of indebtedness and any future indebtedness we may incur may limit our operational and financing flexibility. • The terms of our 2024 Credit Facility impose operating and financial restrictions on us. • Our variable rate indebtedness subjects us to interest rate risk, which, along with the phase-out of LIBOR and transition to SOFR, could cause our indebtedness service obligations to increase significantly. • The price of our Common Stock may be volatile and risk compliance with stock exchange requirements. • Any issuance of Common Stock upon the exercise of remaining warrants will dilute existing stockholders and such issuances and/or any sales of Common Stock by large stockholders may depress the market price of our Common Stock. • Certain of our common stockholders can exercise significant control, which could limit our stockholders’ ability to influence the outcome of key transactions, including a change of control. • We do not currently intend to pay dividends on our Common Stock. • Our stock repurchase program could affect the price of our Common Stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Common Stock. • The DGCL and our organizational documents contain provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable. • Our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders or employees could be limited by our choice of forum in our bylaws. Risks Related to Our Business, Operations and Industry Risks Related to Litigation We and our President, Chief Executive Officer and Chairman of the Board have been involved in continuing litigation with Oracle since 2010. Adverse outcomes and future adverse outcomes in the ongoing litigation could result in the payment of substantial attorneys’ fees and/or costs and/or injunctions against certain of our business practices, which could have a material adverse effect on our business and financial results. In January 2010, certain subsidiaries of Oracle Corporation (together with its subsidiaries individually and collectively, “Oracle”) filed a lawsuit, Oracle USA, Inc. et al v. Rimini Street, Inc. et al (United States District Court for the District of Nevada) (the “District Court”) (“Rimini I”), against us and our President, Chief Executive Officer and Chairman of the Board, Seth Ravin, alleging that certain of our processes (Process 1.0) violated Oracle’s license agreements with its customers and that we committed acts of copyright infringement and violated other federal and state laws. The litigation involved our business processes and the manner in which we provided our services to our clients. After completion of a jury trial in 2015 and subsequent appeals, the final outcome of Rimini I was that Mr. Ravin was found not liable for any claims and we were found liable for only one claim: “innocent infringement,” a jury finding that we did not know and had no reason to know that our former support processes were infringing. The jury also found that the infringement did not cause Oracle to suffer lost profits. We were ordered to pay a judgment of $124.4 million in 2016, which we promptly paid and then pursued appeals. With interest, attorneys’ fees and costs, the total judgment paid by us to Oracle after the completion of all appeals was approximately $89.9 million. A portion of such judgment was paid by our insurance carriers (for additional information on this topic, see Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report). Since November 2018, we have been subject to a permanent injunction (the “Rimini I Injunction”) prohibiting us from using certain support processes that had been found in Rimini I to “innocently” infringe certain Oracle copyrights. The Rimini I Injunction does not prohibit our provision of support services for any Oracle product lines, but rather defines the manner in which we can provide support services for certain Oracle product lines. -20-

In July 2020, Oracle filed a motion to show cause contending that we were in violation of the Rimini I Injunction, and we opposed this motion, disputing Oracle’s claims. The final outcome of the Rimini I Injunction Proceedings, which were resolved in October 2023 on remand to the District Court following our appeal of the District Court’s original January 2022 decision in this matter to the Ninth Circuit Court of Appeals (the “Ninth Circuit”), was a finding that we had violated the Rimini I Injunction in four instances, entitling Oracle to $0.5 million in sanctions. We were also required to comply with the District Court’s January 2022 order to quarantine certain computer files and provide proof of such quarantining to Oracle. In December 2023, the District Court accepted a joint stipulation between us and Oracle (the “Stipulation”) resolving the issue of Oracle’s recovery of attorneys’ fees and costs in the Rimini I Injunction Proceedings upon our payment of approximately $9.7 million to Oracle. Also per the Stipulation, we agreed that we would forego any remaining appellate rights with respect to this matter. As a result of the Stipulation and the subsequent payment by us of the amount described above, all issues relating to the Rimini I Injunction Proceedings have been resolved. At this time, we believe that we are in substantial compliance with the Rimini I Injunction. In October 2014, we filed a separate lawsuit, Rimini Street Inc. v. Oracle Int’l Corp., in the District Court against Oracle seeking a declaratory judgment that our revised “Process 2.0” support practices, in use since at least July 2014, did not infringe certain Oracle copyrights (“Rimini II”). Our operative complaint asserted declaratory judgment, tort, and statutory claims, including a request for injunctive relief against Oracle for unfair competition in violation of the California Unfair Competition Law. Oracle asserted counterclaims including copyright infringement claims, violations of the Digital Millennium Copyright Act (“DMCA”) and Lanham Act, breach of contract and business tort violations with respect to PeopleSoft and other Oracle-branded products, including J.D. Edwards, Siebel, Oracle Database and Oracle E-Business Suite (“EBS”). In October 2022, Oracle withdrew all of its monetary damages claims against us and our President, Chief Executive Officer and Chairman of the Board, Mr. Ravin, in Rimini II and moved to proceed with a bench trial instead of a jury trial for its claims for equitable relief. The District Court entered an order on October 24, 2022, dismissing with prejudice Oracle’s claims in Rimini II “for monetary relief of any kind under any legal theory[,] including but not limited to claims for damages, restitution, unjust enrichment, and engorgement. . . .” In addition, Oracle’s claims for breach of contract, inducing breach of contract and an accounting were dismissed with prejudice, meaning that the claims (including for monetary damages) were dismissed on their merits and the judgment rendered is final. Prior to the date of the District Court’s order dismissing with prejudice all of Oracle’s claims for monetary relief, no damages of any kind were awarded by the District Court in Rimini II. The parties each reserved the right to seek or object to any attorneys’ fees and/or costs to the extent permissible by law. In July 2023, as a result of a bench trial that occurred in November and December 2022, the District Court issued its findings of fact and conclusions of law in Rimini II, accompanied by a permanent injunction against us (the “Rimini II Injunction”) which, as described further below, was subsequently significantly vacated by the Ninth Circuit on appeal, remanding remaining issues to the District Court. The District Court found infringement as to Oracle’s PeopleSoft and Oracle Database products but did not find infringement as to Oracle’s EBS, Siebel and J.D. Edwards products, further ordering that we were entitled to a declaration of non-infringement for Oracle’s EBS product. The District Court also found in favor of Oracle on its DMCA and Lanham Act claims, enjoining us from making certain statements and prohibiting certain actions in connection with the manner of marketing, selling and providing services to clients of the Oracle products in question as further described below, and on indirect and vicarious copyright infringement claims against our President, Chief Executive Officer and Chairman of the Board, Mr. Ravin. The District Court denied our California Unfair Competition Law claim and other declaratory judgment claims. In July 2023, we filed a notice of appeal in the District Court, commencing an appeal of the District Court’s July 2023 Rimini II judgment and Injunction and filed an emergency motion with the District Court to stay enforcement of the Rimini II Injunction pending our appeal of the Rimini II judgment and Injunction. In August 2023, the District Court issued an order denying our emergency motion to stay the Rimini II Injunction pending our appeal with the Ninth Circuit and granting an administrative stay of the Rimini II Injunction pending the outcome of a motion to stay to be filed by us with the Ninth Circuit. Shortly thereafter, we filed a separate motion to stay the Rimini II Injunction with the Ninth Circuit, asserting that certain provisions of the Rimini II Injunction are vague and overbroad, that the District Court committed legal error, that certain provisions would require us to commit criminal acts to comply with its terms, and that the Rimini II Injunction would cause us and third parties “irreparable harm,” among other grounds. -21-

A three-judge panel of the Ninth Circuit heard oral argument on our appeal of the District Court’s July 2023 Rimini II judgment and Injunction on June 5, 2024, and the Ninth Circuit issued its decision on our appeal on December 16, 2024. In its decision, the Ninth Circuit vacated multiple copyright rulings, reversed in part the District Court’s Lanham Act ruling and vacated the portions of the Rimini II Injunction that we had appealed. The Ninth Circuit rejected the test for derivative works adopted by the District Court and, accordingly, the District Court’s associated holdings based on the application of this erroneous standard, remanding this issue to the District Court. The Ninth Circuit also vacated the District Court’s order striking the “essential step” defense provided by Section 117(a) of the Copyright Act, as well as the District Court’s ruling that certain client environments containing Oracle Database violated the license agreements, also remanding these issues to the District Court. The Court found all but one of twelve statements regarding security to be nonactionable under the Lanham Act and, therefore, reversed the ruling and vacated the injunction as to eleven statements. Finally, the Ninth Circuit denied our motion to stay the Rimini II Injunction, finding that Rimini’s motion was moot based on its decision. We are currently unable to predict the timing or outcome of any future decisions by the District Court regarding the issues in our appeal that were reversed in part and/or were vacated/rejected and specifically remanded to the District Court. On December 23, 2024, as required by the District Court, we filed a notice with the District Court informing it that the Ninth Circuit had denied our motion to stay the Rimini II Injunction because the Ninth Circuit’s December 16, 2024 decision had rendered Rimini’s motion moot. On January 29, 2025, Oracle filed a petition for panel rehearing and rehearing en banc in the Ninth Circuit, arguing that the panel had erred in its rulings regarding Section 117(a), derivative works, one of the security-related statements under the Lanham Act, and vacatur of portions of the injunction RSI appealed. On February 25, 2025, the Ninth Circuit denied Oracle’s petition for panel rehearing and rehearing en banc. Oracle has 90 days from that date to file a petition for a writ of certiorari in the United States Supreme Court. Oracle may or may not choose to pursue an appeal, and we cannot predict whether any such appeal would be successful. Further, no assurance is or can be given that the District Court will rule in a manner that is favorable to us on any issues relating to the Rimini II litigation that are reconsidered on remand. We reserve all rights, including appellate rights, with respect to these issues. As originally ordered by the District Court, the Rimini II Injunction was primarily directed at Oracle’s PeopleSoft software product and, if effective, would limit, but not fully prohibit, the support services we can provide our clients using Oracle’s PeopleSoft software product. Please refer to the section titled Recent Developments under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of this Report for updated information regarding our previously announced plans to wind-down the offering of services for Oracle PeopleSoft products. Among other things, the Rimini II Injunction would require us to immediately and permanently delete certain PeopleSoft software environments, files and updates identified in the Rimini II Injunction, and to immediately and permanently discontinue the use of, and to delete, certain Company-created automated tools. The Rimini II Injunction also prohibits using, distributing, copying, or making derivative works from certain files, and prohibits the transfer or copying of PeopleSoft files, updates, and modifications, and portions of PeopleSoft software that are developed, tested, or exist in one client’s systems to our systems or another client’s systems. The Rimini II Injunction also specifies that we shall not remove, alter or omit any Oracle copyright notices or other Oracle copyright management information from any file that contains an Oracle copyright notice and prohibits us from publicly making statements or statements substantially similar to those the District Court found to be “false and misleading,” which are listed in the Rimini II Injunction. The Rimini II Injunction also requires the Company to issue a corrective press regarding the statements and post it on the Company’s website. In November 2023, Oracle filed a motion with the District Court requesting attorneys’ fees and costs of approximately $70.6 million relating to the Rimini II litigation. On September 23, 2024, the District Court issued its order on Oracle’s motion for attorneys’ fees and costs, granting in part and denying in part the motion, awarding Oracle $58.2 million in attorneys’ fees and $0.3 million in costs. For the year ended December 31, 2024, we paid a total of $58.7 million to Oracle related to this matter, including post-judgment interest of $0.2 million paid to Oracle on November 13, 2024. On September 24, 2024, we filed a notice of appeal in the District Court, commencing an appeal of the District Court’s award of attorneys’ fees and costs to Oracle. As of the date of this Report, our appeal remains pending. Our opening brief is due -22-

on March 11, 2025, and Oracle’s answering brief is due April 10, 2025. Our optional reply brief is due 21 days after Oracle files its answering brief. While we plan to continue to vigorously pursue our appeal of the District Court’s award of attorneys’ fees and costs to Oracle in the Rimini II litigation, we are unable to predict the timing or outcome of this matter. No assurance is or can be given that we will prevail in our appeal of the District Court’s award of attorney’s fees and costs to Oracle in the Rimini II litigation or if there are any issues in the Rimini II litigation that become subject to further appeal. If the Rimini II Injunction became effective in a manner substantially similar to the version originally ordered by the District Court, it would impact our delivery of PeopleSoft support services to clients in the future. However, the associated costs are not currently estimable and are required to be recorded when incurred. Accordingly, we have made no associated accrual as of December 31, 2024. Required changes to how support services are delivered to our PeopleSoft clients could have a material adverse impact on our financial position, results of operations and cash flows. Further, we are currently reassessing our decision to wind-down the offering of services for Oracle PeopleSoft products, which efforts, if continued, will take time to complete, and the issues that will ultimately be considered by the District Court on remand in the Rimini II litigation could impact the nature and timing of any future wind-down efforts. The percentage of revenue derived from services we provide solely for Oracle’s PeopleSoft software product was approximately 8% of our total revenue for the year ended December 31, 2024. Oracle may file additional contempt motions against us at any time to attempt to enforce its interpretation of the Rimini I Injunction and/or the Rimini II Injunction or if it has reason to believe we are not in compliance with the express terms of the Rimini I Injunction and/or the Rimini II Injunction. Such contempt proceedings or any judicial finding of contempt could result in a material adverse effect on our business and financial condition. In addition, the existence of the Rimini I Injunction, the Rimini II Injunction, the District Court’s January 2022 order and/or the District Court’s July 2023 order could dissuade clients from purchasing or continuing to purchase our services. If we are obligated to pay substantial civil assessments arising from any finding of contempt, this could reduce the amount of cash flows available to pay principal, interest, fees and other amounts due under our 2024 Credit Facility, which could result in an event of default, in which case the lenders could demand accelerated payment of principal, accrued and unpaid interest, and other fees. We cannot provide assurances that we will have sufficient assets which would allow us to repay such indebtedness in full at such time. As a result, we could be forced into bankruptcy or liquidation. We could be required to pay substantial attorneys’ fees and/or costs in connection with litigation relating to our current or past business activities and/or be enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on our business and financial condition, and the pendency of the litigation alone could dissuade clients from purchasing or continuing to purchase our services. If we are enjoined from certain business practices, this could reduce the amount of cash flows available to pay principal, interest, fees and other amounts due under our 2024 Credit Facility, which could result in an event of default, in which case the lenders could demand accelerated payment of principal, accrued and unpaid interest, and other fees. If we default in our payment obligations under our 2024 Credit Facility and the indebtedness under our 2024 Credit Facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full, and we could be forced into bankruptcy or liquidation. Our business has been and may continue to be materially harmed by this litigation and Oracle’s conduct. As of the date of this Report, we anticipate additional rulings by the District Court with respect to the 2023 Rimini II judgment and Injunction, by the Ninth Circuit with respect to the District Court’s award of attorneys’ fees and costs, and in connection with hearings, motions, decisions, and other matters, as well as other interim developments related to the litigation. If securities analysts or investors regard these rulings as negative, the market price of our Common Stock may continue to decline, which stock price volatility may result in other legal claims against us and potentially create risk of noncompliance with Nasdaq minimum trading price requirements. If current or prospective clients regard these rulings as negative, it could negatively impact our new client sales or renewal sales. While we plan to continue to vigorously litigate the pending matters in the Rimini II litigation, we are unable to predict the timing or outcome of these matters. No assurance is or can be given that we will prevail on any appeal, claim, or counterclaim. See the section titled “Legal Proceedings” in Part I, Item 3 and Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report for more information related to this litigation. -23-

The Oracle software products that are part of our ongoing Rimini I Injunction compliance and that are the subject of the Rimini II litigation with Oracle represent a significant portion of our current revenue. The Rimini II Injunction, if effective in a manner substantially similar to the version originally ordered by the District Court, would limit, but not fully prohibit, the support services we can provide clients using Oracle’s PeopleSoft software product. The percentage of revenue derived from services we provide solely for Oracle’s PeopleSoft software product was approximately 8% of our total revenue for the year ended December 31, 2024. For the year ended December 31, 2024, approximately 62% of our total revenue was derived from services provided to our clients using Oracle software products. Although we provide support services for additional Oracle product lines that are not the subject of the Rimini I Injunction or the Rimini II litigation, as well as for software products provided by companies other than Oracle, our current revenue depends significantly on the product lines that are the subject of these matters. Should the Rimini II Injunction become effective (or substantially effective) as originally ordered by the District Court, should the District Court ultimately rule against us on issues reconsidered on remand, or should any additional contempt proceeding on the Rimini I Injunction and/or the Rimini II Injunction result in a final order holding us in contempt, implicating processes for which we have not previously modified the way we provide our support services, we could be required to change the way we provide support services to some of our clients, also potentially impacting any future plans to wind-down the offering of services for Oracle PeopleSoft products, which could result in the loss of clients and revenue, and may also give rise to claims for compensation from our clients, and require us to incur additional costs in order to comply with the Rimini II Injunction, any of which could have a material adverse effect on our business, financial condition and results of operations. Our ongoing litigation with Oracle presents challenges for maintaining and growing our business. We have experienced challenges growing our business as a result of our ongoing litigation with Oracle. Many of our existing and prospective clients have expressed concerns regarding our ongoing litigation and, in some cases, have been subjected to various negative communications by Oracle in connection with the litigation. We have experienced in the past, and may continue to experience in the future, volatility and slowness in acquiring new clients, as well as clients not renewing their agreements with us, due to these challenges relating to our ongoing litigation with Oracle. Further, certain of our prospective and existing clients may be subject to additional negative communications from software vendors, which may result in a failure to renew the services performed by us or to engage us. We have taken steps to minimize disruptions to our existing and prospective clients regarding the litigation, but we continue to face challenges growing our business while the litigation remains ongoing. In certain cases, we have agreed to pay certain liquidated damages to our clients if we are no longer able to provide services to these clients, and/or reimburse our clients and our former lenders for their reasonable legal fees incurred in connection with any litigation-related subpoenas and depositions or to provide certain client indemnification or termination rights if any outcome of litigation results in our inability to continue providing any of the paid-for services. In addition, we believe the length of our sales cycle is longer than it otherwise would be due to prospective client diligence on possible effects of the Oracle litigation on our business. We cannot provide assurances that we will continue to overcome the challenges we face as a result of the litigation and continue to renew existing clients or secure new clients. Additionally, the existence of this ongoing litigation could negatively impact the value of our equity securities, and could negatively impact our ability to raise additional equity or debt financing, as well as result in other legal claims against us. We are self-insured for any costs related to any current or future intellectual property litigation, although we maintain and have tendered our errors and omissions insurance coverage for the wrongful acts alleged in Oracle’s Rimini I Injunction contempt proceeding to seek determinations of a duty to defend. We obtained a determination of a duty to defend with respect to our primary errors and omission insurance carrier. We cannot provide assurances that we will prevail on any similar claims that we may tender in the future. While we currently believe our cash on hand, accounts receivable, contractually committed backlog and borrowing capacity under our 2024 Credit Facility provide us with liquidity to cover attorneys’ fees and related costs, such as travel, hotels, and consultants, associated with the ongoing litigation with Oracle, we cannot assure our liquidity will be sufficient. Oracle has a history of litigation against companies offering alternative support programs for Oracle products, and Oracle could pursue additional litigation with us. Oracle has been active in litigating against companies that have offered competing maintenance and support services for their products. For example, in March 2007, Oracle filed a lawsuit against SAP and its wholly-owned subsidiary, TomorrowNow, Inc. After a jury verdict awarding Oracle $1.3 billion, the parties stipulated to a final judgment of $306 million subject to appeal. After the appeal, the parties settled the case in November 2014 for $356.7 million. In February 2012, Oracle -24-

filed suit against ServiceKey, Inc. and settled the case in October 2013 after the District Court issued an injunction against ServiceKey and its CEO. Oracle also filed suit against CedarCrestone Corporation in September 2012 and settled the case in July 2013. TomorrowNow and CedarCrestone offered maintenance and support for Oracle software products, and Service Key offered maintenance and support for Oracle technology products. Given Oracle’s history of litigation against companies offering alternative support programs for Oracle products, we can provide no assurance, regardless of the outcome of our current litigations with Oracle, that Oracle will not pursue additional litigation against us. Such additional litigation could be costly, distract our management team from running our business and reduce client interest and our sales revenue. Other Risks Related to Our Business, Operations and Industry Economic uncertainties, changes in economic conditions, including rising inflation, or downturns in the general economy or the industries in which our clients operate, may result in increased costs of operations, could disproportionately affect the demand for our products and services and could negatively impact our results of operations. General worldwide economic conditions have experienced significant fluctuations in recent years, and market volatility and uncertainty remain widespread, with the expectation that inflation and other economic challenges will be exacerbated for an extended period. An inflationary environment may increase our and our clients’ cost of labor due to higher wages, as well as result in higher financing costs and/or higher supplier prices for both us and our clients. As a result, we and our clients may find it difficult to accurately forecast and plan future business activities. In addition, these conditions could cause our clients or prospective clients to reduce their IT budgets, which could decrease corporate spending on our products and services, resulting in delayed and lengthened sales cycles, a decrease in new client acquisition and loss of clients. Furthermore, during challenging economic times, our clients may face issues with their cash flows and in gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us, impact client renewal rates and adversely affect our revenue. In addition, further disruptions in the U.S. banking sector could impact certain of our clients’ ability to access their existing cash, which could also impair their ability to make timely payments to us, adversely affecting our revenue. If such conditions occur, we may be required to increase our reserves, allowances for doubtful accounts and write-offs of accounts receivable, and our results of operations would be harmed. We cannot predict the timing, strength or duration of any economic slowdown or recovery, whether global, regional or within specific markets. If the conditions of the general economy or markets in which we operate worsen, our business could be harmed. In addition, even if the overall economy improves, the market for our products and services may not experience growth. Moreover, multiple events, including changes in U.S. trade policies and responsive changes in policy by foreign jurisdictions, geopolitical developments, including the economic disruption caused by the Israel-Hamas conflict, the Russian invasion of Ukraine and recent political and trade turmoil with China and elsewhere have increased levels of political and economic unpredictability globally, and may increase the volatility of global financial markets and the global and regional economies. The market for independent software support services is relatively undeveloped and may not grow. The market for independent enterprise software support services is still relatively undeveloped, has not yet achieved widespread acceptance and may not grow quickly or at all. Our success will depend to a substantial extent on the willingness of companies to engage a third party such as us to provide software support services for their enterprise software. Many enterprise software licensees remain hesitant to use a third party to provide such support services, choosing instead to rely on support services provided by the enterprise software vendor. Other enterprise software licensees have invested substantial personnel, infrastructure and financial resources in their own organizations with respect to support of their licensed enterprise software products and may choose to self-support with their own internal resources instead of purchasing services from the enterprise software vendor or an independent provider such as ourselves. Particularly because our market is relatively undeveloped, we must address any potential clients’ concerns and explain the benefits of our approach to convince them of the value of our services. If companies are not sufficiently convinced that we can address their concerns and that the benefits of our services are compelling, then the market for our services may not develop as we anticipate, and our business will not grow. We face significant competition for the services comprising each component of our Solutions Portfolio, from both enterprise software vendors and other companies offering independent enterprise software support, products and services, as well as from software licensees that attempt to self-support, which may harm our ability to add new clients, retain existing clients and grow our client base across all of our Solutions Portfolio offerings. Our current and potential competitors across each component of our Solutions Portfolio, which include enterprise software vendors, may have significantly more financial, technical, sales and marketing teams and other resources than we have, may be able to devote greater resources to the development, promotion, sale and support of their products and services, may have more extensive customer bases and broader customer relationships than we have and may have longer operating histories and greater name recognition than we have. Specifically, we face intense competition from enterprise software -25-

vendors, such as Oracle and SAP, who provide software support for their own products, as well as from other competitors who provide independent enterprise software support, products and services. Competitors, including enterprise software vendors, have offered, and may continue to offer, discounts to companies to whom we have marketed our services. In addition, competitors, including enterprise software vendors, may take other actions in an attempt to maintain their business, including changing the terms of their customer agreements, the functionality of their support, products or services, or their pricing terms. For example, starting in the second quarter of 2017 Oracle has prohibited us from accessing its support websites to download software updates on behalf of our clients who are authorized to do so and permitted to authorize a third party to do so on their behalf. In addition, the support, license or other contractual policies of our future and current competitors, including Oracle and SAP, may include clauses that penalize customers that choose to use our or any independent provider’s services or products. Further, the contractual policies of enterprise software vendors, such as Oracle and SAP, may contain clauses that penalize customers that seek to return to the software vendor to purchase new licenses following a departure from the software vendor’s support program. In addition, our current and potential competitors may develop and market new technologies that render our existing or future enterprise software support, products or services less competitive or obsolete. Finally, we also face competition from software licensees that choose to self-support. Competition could significantly impede our ability to sell our enterprise support, products and services on terms favorable to us, and we may need to decrease the prices for our support, products or services to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our results of operations will be negatively affected. There are also several smaller support services vendors in the independent enterprise software support services market with whom we compete with respect to certain of our support services. We expect competition to continue to increase in the future, particularly if we prevail in our appeal of the Rimini II litigation, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices. In addition, certain providers of independent enterprise software support, products and services may have or may develop more strategic relationships with enterprise software vendors, which may allow them to compete more effectively than us over the long term. To the extent any of our competitors have existing relationships with potential clients for any component of our Solutions Portfolio, those potential clients may be unwilling to purchase our services because of those existing relationships, which could cause the demand for our services to be substantially impacted. Further, our competitors may attempt to use the Oracle litigation described above under the section titled “Risks Related to Litigation,” to dissuade certain of our prospective or existing clients from purchasing or continuing to purchase any or all of the components of our Solutions Portfolio, including our enterprise software support services. We have had a history of losses and may not achieve revenue growth or profitability in the future. Further, if we are unable to attract new clients or retain and/or sell additional products or services to our existing clients, our revenue growth could be adversely affected. We recorded a net loss of $36.3 million for the year ended December 31, 2024, and we had an accumulated deficit of $238.5 million as of December 31, 2024. We will need to generate and sustain increased revenue levels in future periods while managing our costs to be profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. To increase our revenue, we must add new clients, secure renewals or service extensions by existing clients on terms favorable to us and sell additional products and services to existing clients. As competitors introduce low-cost and/or differentiated services that are perceived to compete with ours, or as enterprise software vendors introduce competitive pricing or additional products and services or implement other sales strategies to compete with us, our ability to sell to new clients and renew agreements with existing clients based on pricing, service levels, technology and functionality could be impaired. In addition, certain of our existing clients may choose to license a new or different version of enterprise software from an enterprise software vendor, and such clients’ license agreements with the enterprise software vendor will typically include a minimum one-year mandatory maintenance and support services agreement. In such cases, it is unlikely that these clients would renew their maintenance and support services agreements with us, at least during the early term of the license agreement. In addition, such existing clients could move to another enterprise software vendor, product or release for which we do not offer any products or services. As a result, we may be unable to renew or extend our agreements with existing clients or attract new clients or new business from existing clients on terms that would be favorable or comparable to prior periods, which could have an adverse effect on our revenue and growth. Additionally, we intend to continue to expend significant funds to expand our sales and marketing operations, enhance our service offerings, expand into new markets, launch new product offerings and meet the compliance requirements associated with our operations as a public company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. Further, many companies with which we compete have larger and longer-tenured sales and marketing teams, which may impact the ability to grow our business, which could have an adverse effect on our revenue and growth. If we are unable to achieve and sustain revenue growth or profitability, the market price of our securities may significantly decrease. -26-

Our past revenue growth and financial performance is not indicative of future performance. If our revenue continues to decline or fails to grow at a rate sufficient to offset expenses associated with efforts to grow, we may not be able to achieve and maintain profitability in future periods. Additionally, we may not be able to effectively manage efforts for future growth or execute these efforts successfully. While our revenue has generally grown over the last several years, it declined from $431.5 million for the year ended December 31, 2023 to $428.8 million for the year ended December 31, 2024, representing a period over period decrease of 1%. Our revenue for any previous quarterly or annual periods should not be relied upon as an indication of our revenue or revenue growth in the future. Further, efforts focused on future growth may not result in increased revenue. We believe growth of our revenue depends on a number of factors, including our ability to: • price our products and services effectively so that we are able to attract new clients and retain existing clients without compromising our profitability; • introduce our products and services to new geographic markets; • introduce new enterprise software products and services supporting additional enterprise software vendors, products and releases; • satisfactorily conclude any Oracle-related litigation and any other litigation or governmental inquiry that may occur; and • increase awareness of our company, products and services on a global basis. We may not successfully accomplish all or any of these objectives. In addition, efforts to encourage growth have placed and may continue to place significant demands on our management and our operational and financial resources. Recent changes to our organizational structure and reductions in our workforce to align our operational needs with our ability to achieve and sustain profitability will necessitate adjustments to our operational, financial and management controls, as well as our reporting systems and procedures. We may not realize, in full or in part, the anticipated benefits, savings and improvements from the recent changes to our organizational structure and associated reductions in workforce if our revenue continues to decline, which could have a material adverse effect on our business. Further, we believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. However, efforts to encourage growth may make it difficult to maintain our corporate culture. For example, recent changes to our organizational structure and reductions in our workforce may yield unintended consequences, such as attrition beyond our intended reduction in workforce and reduced employee morale, which may cause our employees who were not affected by the reorganization to seek alternate employment. We will require the allocation of valuable management resources to manage our reorganizational efforts without undermining our corporate culture of rapid innovation, teamwork and attention to client service that has been central to our growth. Any failure to manage efforts to encourage growth and related organizational changes in a manner that preserves our culture could negatively impact the achievement of our business objectives and our ability to achieve and maintain profitability in future periods. If our retention rates continue to decrease, or we do not accurately predict retention rates, our future revenue and results of operations may be harmed. Our clients have no obligation to renew their product or service subscription agreements with us after the expiration of a non-cancelable agreement term. In addition, the majority of our multi-year, non-cancelable client agreements are not pre-paid other than the first year of the non-cancelable service period. We may not accurately predict retention rates for our clients. Our retention rates may decline or fluctuate as a result of a number of factors, including our clients’ decision to license a new product or release from an enterprise software vendor, our clients’ decision to move to another enterprise software vendor, product or release for which we do not offer products or services, global economic conditions, including rising inflation and interest rates on our clients’ businesses, client satisfaction with our products and services, the acquisition of our clients by other companies and clients going out of business. If our clients do not renew their agreements for our products and services or if our clients decrease the amount they spend with us, our revenue will decline and our business will suffer. In addition, certain of our existing clients may choose to license a new or different version of enterprise software from an enterprise software vendor, and such clients’ license agreements with the enterprise software vendor will typically include a minimum one-year mandatory maintenance and support services agreement. In such cases, it is unlikely that these clients would renew their maintenance and support services agreements with us, at least during the early term of the license agreement. In addition, such existing clients could move to another enterprise software vendor, product or release for which we do not offer any products or services. -27-

Because we recognize revenue from subscriptions over the term of the relevant contract, downturns or upturns in sales are not immediately reflected in full in our results of operations. As a subscription-based business, we recognize revenue over the service period of our contracts. As a result, much of our reported revenue each quarter results from contracts entered into during previous quarters. Consequently, while a shortfall in demand for our products and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenue for that quarter, it could negatively affect our revenue in future quarters and full year periods. Accordingly, the effect of significant downturns in new sales, renewals or extensions of our service agreements for a quarter will not be reflected in full in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new clients must be recognized over the applicable service contract term. Due to the variability of timing in our sales cycle, if we fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our results of operations and liquidity could be adversely affected. The variability of the sales cycle for the evaluation and implementation of our products and services, which typically has been six to twelve months once a client is engaged, may cause us to experience a delay between increasing operating expenses for such sales efforts, and the generation of corresponding revenue. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors. As a result, our results of operations and liquidity in future reporting periods may be significantly below the expectations of the public market, securities analysts or investors, which could negatively impact the price of our Common Stock. Our future liquidity and results of operations may be adversely affected by the timing of new orders, the level of client renewals and cash receipts from clients. Due to the collection of cash from our clients before services are provided, our revenue is recognized over future periods when there are no corresponding cash receipts from such clients. Accordingly, our future liquidity depends upon the ability to continue to attract new clients and to enter into renewal arrangements with existing clients. If we experience a decline in orders from new clients or renewals from existing clients, our revenue may continue to increase while our liquidity and cash levels decline. Any such decline, however, will negatively affect our revenues in future quarters. Accordingly, the effect of declines in orders from new clients or renewals from existing clients may not be fully reflected in our results of operations and cash flows until future periods. Comparing our revenues and operating results on a period-to-period basis may not be meaningful, as it may not be an indicator of the future sufficiency of our cash and cash equivalents to meet our liquidity requirements. You should not rely on our past results as an indication of our future performance or liquidity. We rely on our management team and other key employees, including our President, Chief Executive Officer and Chairman of the Board, and the loss or disability of one or more key employees could harm our business. Additionally, the failure to attract and retain additional qualified personnel, including sales personnel, or to expand our marketing and sales capabilities could prevent us from executing our business strategy. The loss of or a disability that would prevent our President, Chief Executive Officer and Chairman of the Board or any of our key members of management from substantially performing their duties could have a material adverse effect on our business, operating results and financial condition, particularly if we are unable to hire and integrate suitable replacements on a timely basis. Mr. Ravin has been under long-standing medical care for kidney disease, which includes ongoing treatment. Although Mr. Ravin’s condition has not adversely impacted his performance as President, Chief Executive Officer and Chairman of the Board or on the overall management of the Company, we can provide no assurance that his condition will not affect his ability to perform the role of President, Chief Executive Officer and Chairman of the Board in the future. Further, as we continue to grow our business, we will continue to adjust our management team to best address our growth opportunities. If we are unable to attract or retain the right individuals for the team, it could hinder our ability to grow our business and could disrupt our operations or otherwise have a material adverse effect on our business. We do not maintain key man life insurance on any of our employees. Furthermore, to execute our business strategy, we must attract and retain highly qualified personnel, including sales personnel. Our ability to increase our client base and achieve broader market acceptance of our services will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force globally. We are experiencing a very competitive recruiting environment, creating difficulty in hiring and retaining sufficient numbers of highly skilled sales personnel and other employees with appropriate qualifications. In particular, we have experienced extreme hiring competition in the San Francisco Bay Area, where we have a significant amount of operations, but -28-

also face extremely competitive hiring environments across the United States and the other countries in which we operate. Our efforts to attract, develop, integrate and retain highly skilled employees with appropriate qualifications may be compounded by intensified restrictions on travel, immigration, or the availability of work visas. Many companies with which we compete for experienced personnel have greater resources and less stock price volatility than we do. In making employment decisions, job candidates often consider the value of the equity incentives they are to receive in connection with their employment. If the price of our stock continues to experience significant volatility, our ability to attract or retain qualified employees will be adversely affected. In addition, as we continue to expand into new geographic markets, there can be no assurance that we will be able to attract and retain the required management, sales, marketing and support services personnel to profitably grow our business. If we fail to attract highly qualified new sales and other personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed. Moreover, it generally takes our new sales personnel an average of between nine to twelve months to operate at the capacity typically expected of experienced sales personnel. This ramp cycle, combined with our typical six- to twelve-month sales cycle for engaged prospects, means that we will not immediately recognize a return on this investment in our sales results. In addition, the cost to acquire clients is high due to the cost of these marketing and sales efforts. Further, the cost of marketing and sales efforts will likely increase as we continue to offer new products and services, as even our experienced sales personnel will need to receive specialized training on our new offerings. Our business may be materially harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective. Our failure to generate significant capital through our operations or raise additional capital necessary to fund and expand our operations, invest in new services and products, and service our debt could reduce our ability to compete and could harm our business. We may need to incur additional debt under our 2024 Credit Facility and/or raise additional capital beyond what is available under our 2024 Credit Facility if we cannot fund future growth or service our debt through our operating cash flows. Should this occur, we may not be able to obtain additional debt or additional equity financing on favorable terms, if at all, which could harm our business, results of operations and financial condition. We are also subject to certain restrictions for future financings as discussed in the risk factor “The terms of our 2024 Credit Facility impose operating and financial restrictions on us.” If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the value of our Common Stock could decline. If we engage in additional debt financings, the holders of the debt securities or lenders would have priority over the holders of our Common Stock. We may also be required to accept terms that further restrict our ability to incur additional indebtedness, take other actions that would adversely impact the short- term price of our Common Stock, or force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition and reduce the value of our Common Stock. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others. The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual and proprietary rights. Companies in the software industry are often required to defend against claims and litigation alleging infringement or other violations of intellectual property rights. Many of our competitors and other industry participants have been issued patents and/or have filed patent applications and may assert patent or other intellectual property rights within the industry. Our ongoing litigation with Oracle relates in part to copyright infringement claims and, from time to time, we may receive threatening letters or notices alleging infringement or may be the subject of claims that our services and underlying technology infringe or violate the intellectual property rights of others. Further, while we prohibit the use of generative artificial intelligence (AI) technologies by our employees unless incorporated into one of our product or service offerings or approved in accordance with internal policies, incorporating AI technologies in our product and service offerings or the unauthorized use of generative AI technologies by our employees may result in allegations or claims against us related to violations of third-party intellectual property rights, unauthorized access to or use of proprietary information and/or failure to comply with the terms of third-party licensing agreements. Any allegation of infringement, whether innocent or intentional, can adversely impact marketing, sales and our reputation. Interruptions to or degraded performance of our service could result in client dissatisfaction, damage to our reputation, loss of clients, limited growth and reduction in revenue. Our software support agreements with our clients generally guarantee a 10-minute response time with respect to certain high-priority issues. If we do not meet the 10-minute guarantee, our clients may in some instances be entitled to liquidated damages, service credits or refunds. To date, no such payments have been made. -29-

We also deliver tax, legal and regulatory updates to our clients. If there are inaccuracies in these updates, or if we are not able to deliver them on a timely basis to our clients, our reputation may be damaged, and we could be found liable for damages to our clients and potentially lose clients. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or other catastrophic events, security breaches or a result of any other issues, whether accidental or willful, could harm our relationships with clients and cause our revenue to decrease and our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors, in turn, could further reduce our revenue, subject us to liability, cause us to pay liquidated damages, issue credits or cause clients not to renew their agreements with us, any of which could materially adversely affect our business. We depend and rely on SaaS technologies and related services from third parties in order to operate critical functions of our business, and interruptions or performance problems with these technologies or services, including any deficiencies associated with generative AI technologies potentially offered by us or used by such third parties, may adversely affect our business and operating results. We depend and rely on software-as-a-service, or SaaS, technologies and related services from third parties to operate critical functions of our business, including billing and order management, financial accounting services, and client relationship management services. If these services become unavailable due to extended outages or interruptions, security vulnerabilities, or cyber-attacks, because they are no longer available on commercially reasonable terms or prices, or due to other unforeseen circumstances, our expenses could increase, our ability to manage these critical functions could be interrupted, and our processes for and ability to manage sales of our products, recognize revenue, and support our clients could be impaired, all of which could adversely affect our business and operating results. Further, any incorporation of generative AI technologies in our product and service offerings and the continued use and/or development of AI technologies or services by some of our third- party vendors and service providers, as well as any ineffective or inadequate generative AI development or deployment practices by us or such third-party vendors and service providers, could result in unintended consequences such as reputational damage, legal liabilities or loss of user confidence or business. The algorithms and models used in generative AI technologies and systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. In addition, there is a risk of system failures, disruptions or vulnerabilities that could compromise the integrity, security or privacy of the generated content, including the use of cyberattacks against emerging technologies, such as forms of generative AI. We may experience fluctuations in our results of operations due to the sales cycles for our products and services, which makes our future results difficult to predict and could cause our results of operations to fall below expectations. Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control, including seasonality linked to certain of the sales cycles for our products and services. Historically, our sales cycle has been tied to the renewal dates for our clients’ existing and prior vendor support agreements for the products that we support. Because our clients make support vendor selection decisions in conjunction with the renewal of their existing support agreements with Oracle and SAP, among other enterprise software vendors, we have experienced an increase in business activity during the quarterly periods in which those agreements are up for renewal. However, because we have introduced and intend to continue to introduce products and services for additional software products that do not follow the same renewal timeline or pattern, our past results may not be indicative of our future performance, and comparing our results of operations on a period-to-period basis may not be meaningful. Also, if we are unable to engage a potential client before its renewal date for software support services in a particular year, it will likely be at least another year before we would have the opportunity to engage that potential client again, given that such potential client likely had to renew or extend its existing support agreement for at least an additional year’s worth of service with its existing support provider. Furthermore, our existing clients generally renew their agreements with us at or near the end of each calendar year, so we have also experienced and expect to continue to experience heavier renewal rates in the fourth quarter. We may not be able to accurately forecast the amount and mix of future product and service subscriptions, revenue and expenses, and as a result, our results of operations may fall below our estimates or the expectations of securities analysts and investors. If our revenue or results of operations fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our Common Stock could decline. We may need to change our pricing models to compete successfully. We currently offer our clients support services for a fee that is equal to a percentage of the annual fees charged by the enterprise software vendor; therefore, changes in such vendors’ fee structures would impact the fees we would receive from our -30-

clients. If the enterprise software vendors offer deep discounts on certain services or lower prices generally, we may need to change our pricing models, which could have an adverse effect on our results of operations. In addition, our other product and service offerings, such as our Rimini ONE integrated services, have pricing models that use a variety of different metrics and formulas as compared to our support solutions. To the extent that we do not have substantial experience with pricing such new products and services, we may need to adjust our pricing models for these offerings over time to ensure that we remain competitive and realize a return on our investment in developing these new products and services. If we do not adapt our pricing models as necessary or appropriate, our revenue could decrease and adversely affect our results of operations. We may not be able to scale our business systems quickly enough to meet our clients’ changing needs or decrease our costs adequately in response to changing client demand, and if we are not able to manage these changes efficiently, our results of operations could be harmed. As enterprise software products become more advanced and complex, we will need to devote additional resources to innovating, improving and expanding our offerings to provide relevant products and services to our clients using these more advanced and complex products. In addition, we will need to appropriately scale our internal business systems and our global operations and client engagement teams to serve the changing needs of our client base, particularly as our client demographics expand over time. Any such expansion may be expensive and complex, requiring financial investments, management time and attention. Any failure of or delay in these efforts could adversely affect the quality or success of our services and negatively impact client satisfaction, resulting in potential decreased sales to new clients and possibly lower renewal rates by existing clients. Furthermore, changes in client demand or changes in our product offerings resulting from external events outside of our control, including our litigation with Oracle, could require us to alter the scale of our business, including, among other things, implementing additional workforce reductions. We could face inefficiencies or operational failures as a result of our efforts to scale our infrastructure for any such changes needed for our clients' changing needs or changes in our business. There can be no assurance that any expansion and improvements to our infrastructure and systems or reduction in the scale of our business or workforce will be fully or effectively implemented within budgets or on a timely basis, if at all. Any failure to efficiently scale our business could result in reduced revenue and increased expenditures and adversely impact our operating margins and results of operations. Because our long-term strategy involves further expansion of our sales to clients outside the United States, our business will be susceptible to risks associated with global operations, including currency exchange rate fluctuations. A significant component of our long-term strategy involves the further expansion of our operations and client base outside the United States. We currently have subsidiaries outside of the United States in Australia, Brazil, Canada, UAE (Dubai), France, Germany, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Poland, Singapore, Sweden, Taiwan and the United Kingdom, which focus primarily on selling our services in those regions. In the future, we may expand to other locations outside of the United States. Our current global operations and future initiatives will involve a variety of risks, including among others: • changes in a specific country’s or region’s political or economic conditions; • the occurrence of catastrophic events, including natural disasters, that may disrupt our business; • changes in regulatory requirements, taxes or trade laws or the imposition of trade sanctions; • currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into currency exchange rate hedging transactions; • more stringent regulations relating to data security, such as where and how data can be housed, accessed and used, and the unauthorized use of, or access to, commercial and personal information; • differing labor regulations, especially in countries and geographies where labor laws are more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations; • challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs as well as hire and retain local management, sales, marketing and support personnel, along with the ability to recapture costs to open up new geographies; • difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems; • increased logistics, travel, real estate, infrastructure and legal compliance costs associated with global operations; • limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries; • laws and business practices favoring local competitors or general preferences for local vendors; -31-

• changes in diplomatic and trade relationships, including new tariffs, trade protection measures, import or export licensing requirements, trade embargoes and sanctions and other trade barriers; • limited or insufficient intellectual property protection; • war, political instability or terrorist activities, including geopolitical actions specific to an international region, such as the ongoing geopolitical conflict between Israel and Hamas; • exposure to liabilities under anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and • adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash. Our exposure in operating our business globally with the risks noted above and the unique challenges of each new geography, as well as changes in U.S. trade policies, increase the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our global operations and are unable to do so successfully and in a timely manner, our business and results of operations will be adversely affected. Consolidation in our target sales markets is continuing at a rapid pace, which could harm our business in the event that our clients are acquired and their agreements are terminated, or not renewed or extended. Consolidation among companies in our target sales markets has been robust in recent years, and this continuing trend poses a risk for us. If such consolidation rates continue, we expect that some of the acquiring companies will terminate, renegotiate and elect not to renew our agreements with the clients they acquire, which may have an adverse effect on our business and results of operations. If there is a widespread shift by clients or potential clients to enterprise software vendors, products and releases for which we do not provide software products or services, our business, financial condition and results of operations would be adversely impacted. Our current revenue is primarily derived from the provision of support services for Oracle and SAP enterprise software products. If other enterprise software vendors, products and releases emerge to take substantial market share from current Oracle and SAP products and releases we support, and we are unable to, or do not, offer products or services for such vendors, products or releases, demand for our products and services may decline or our products and services may become obsolete. Developing new products and services to address different emerging enterprise software vendors, products and releases could take a substantial investment of time and financial resources, and we cannot guarantee that we will be successful. If fewer clients use enterprise software products for which we provide products and services, and we are not able to provide services for new vendors, products and releases, our business may be adversely impacted. We continue to invest resources in research and development to enhance our current product and service offerings, and other new offerings that will appeal to clients and potential clients, for example, our partnership with Salesforce to support SaaS solutions, our managed services for SAP and Oracle products and our Rimini ONE integrated services. The development of new product and service offerings may not generate sufficient revenue to offset the increased research and development expenses and may not generate gross profit margins consistent with our current margins. Also, our new product and service offerings may be in markets that are more competitive than markets for our existing product and service offerings, making it more difficult to introduce them to clients and potential clients effectively or provide them profitably. If our new or modified products, services or technology do not work as intended, are not responsive to client needs or industry or regulatory changes, are not appropriately timed with market opportunity, or are not effectively brought to market, we may lose existing and prospective clients or related opportunities, in which case our financial condition and results of operations may be adversely impacted, and if we are not successful in implementing any new product and service offerings, we may need to write off the value of our investment in such offerings. Cybersecurity threats continue to increase in frequency and sophistication; if our data security measures are compromised or unauthorized access to or misuse of client data occurs, our services may be perceived as not being secure, clients may curtail or cease their use of our services, our reputation and our business may be harmed, and we may incur significant liabilities. We rely on certain key information technology systems, including some with generative artificial intelligence (AI) and some of which are dependent on services provided by third parties, to provide critical data and services for our internal and external users. Our services sometimes involve accessing, processing, sharing, using, storing and transmitting proprietary information and protected data of our clients. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for accessing, processing, sharing, using, storing and transmitting -32-

such information and data. If our security measures are compromised as a result of third-party action, employee, vendor or client error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business and our clients may be harmed, and we could incur significant liabilities. Cyberattacks continue to increase in frequency and in magnitude generally, and these threats are being driven by a variety of sources, including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, sophisticated organizations and hacking groups and individuals. Furthermore, due to tensions related to ongoing geopolitical conflicts, the risk of cyber-attacks may be elevated. We have been the subject of cybersecurity threats and expect such threats to continue in the future. In addition, if the security measures of our clients are compromised, even without any actual compromise of our own systems or security measures, we may face negative publicity or reputational harm if our clients or anyone else incorrectly attributes the blame for such security breaches to us, our products and services, or our systems. We may also be responsible for repairing any damage caused to our clients’ systems that we support, and we may not be able to make such repairs in a timely manner or at all. We may be unable to fully anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently, including increased usage of emerging technologies such as advanced automation or AI, and generally are not detected until after an incident has occurred. As we increase our client base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our systems or security measures or gain unauthorized access to our clients’ proprietary information and protected data as was the case in a 2021 successful phishing incident where we were a victim, which resulted in some unauthorized sharing of client addresses and outstanding billing data information, but did not significantly impact our business or client relationships. Although we attempt to identify, mitigate and manage these risks by employing a number of measures, including insurance, monitoring of our systems and networks, employee training and maintenance of backup and protective systems, our systems, networks, products and services remain potentially vulnerable to increasingly sophisticated advanced persistent threats that may have a material effect on our business. In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results. Furthermore, information systems require constant updates to their security policies, networks, software and hardware systems to reduce the risk of unauthorized access, malicious destruction of data or information theft. We rely on third-party service providers' systems and software to provide our software support, products and services. The failure of any third-party service providers to efficiently and correctly update their software and hardware systems or maintain cybersecurity could result in operational inefficiencies and subject us to expend additional resources and costs which could have a material adverse effect on our operations and profitability. In addition, many governments have enacted laws requiring companies to notify individuals of data security incidents involving certain types of personal data, and some of our clients contractually require notification of any data security compromise. In the event of a data security compromise, we may have difficulty timely complying with notification requirements that are unreasonably short or burdensome. SEC rules and potential other applicable legislative action will require public disclosure of material security compromises experienced by our clients, by our competitors or by us, which may lead to widespread negative publicity. Any data security compromise in our industry, whether actual or perceived, could harm our reputation, erode client confidence in the effectiveness of our security measures, negatively impact our ability to attract new clients, cause existing clients to elect not to renew their agreements with us, or subject us to third party lawsuits, government investigations, regulatory fines or other action or liability, all or any of which could materially and adversely affect our business, financial condition and results of operations. We cannot provide assurances that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Further, certain of our contracts do not contain limitations of liability specific to security breaches, which could expose us to significant liabilities or damages, all or any of which could materially and adversely affect our business, financial condition and results of operations. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of substantial deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. We are subject to governmental and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business. -33-

As an expanding global company, we are subject to the laws and regulations of numerous jurisdictions worldwide regarding accessing, processing, sharing, using, storing, transmitting, disclosure and protection of personal data, the scope of which are constantly changing, subject to differing interpretation and related to jurisdictions where we have operations, clients, or where we conduct marketing, and such laws may be inconsistent between countries or in conflict with other laws, legal obligations or industry standards. For example, the General Data Protection Regulation in the European Union creates a broad range of requirements and imposes substantial penalties for non-compliance, including possible fines of up to 4% of global annual revenue for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. We are also subject to certain requirements in other international jurisdictions with or developing strong privacy and security legislation, as well as expanding U.S. state law, including the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the Virginia Consumer Data Protection Act of 2021, the Colorado Consumer Privacy Act of 2021, as well as privacy and security legislation in other states, including Nevada, each of which add to the range of privacy- and security- related compliance requirements. We generally comply with industry standards and strive to comply with all applicable legal obligations relating to privacy, data protection and security, but it is possible that these laws and other legal obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with industry standards or our practices or may be mandated at a pace that exceeds our ability to comply. Compliance with such requirements may be costly and may require us to modify our business practices, which could adversely affect our business and profitability. Any failure or perceived failure by us to comply with these laws, policies or other obligations may result in governmental enforcement actions or litigation against us, with potential consequences such as fines and other expenses related to such governmental actions, an order requiring that we change our data practices or business practices, and could cause our clients to lose trust in us, any of which could have an adverse effect on our business. Further, the unauthorized use of generative artificial intelligence (AI) technology by our workforce may pose potential risks relating to the protection of data, including cybersecurity risk, exposure of our and our clients’ proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. If our products and services fail due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose clients, become subject to service performance or warranty claims or incur significant costs. Our products and services and the systems infrastructure necessary for the successful delivery of our products and services to clients are inherently complex and may contain material defects or errors unknown to us. We have from time to time found defects in our products and services after delivery to our customers and may discover additional defects in the future. In particular, we have developed our own tools and processes to deliver comprehensive tax, legal and regulatory updates tailored for each client, which we endeavor to deliver to our clients in a shorter timeframe than our competitors, which may result in an increased risk of material defects or errors occurring. We may not be able to detect and correct all defects or errors before clients begin to use our products and services, as some may be unknown. Consequently, defects or errors may be discovered after our products and services are provided and used. These defects or errors could also cause inaccuracies in the data we collect and process for our clients, or even the loss, damage or inadvertent release of such confidential data. Even if we are able to implement fixes or corrections to our tax, legal and regulatory updates in a timely manner, any history of defects or inaccuracies in the data we collect for our clients, or the loss, damage or inadvertent release of such confidential data could cause our reputation to be harmed, and clients may elect not to renew, extend or expand their agreements with us and subject us to service performance credits, warranty or other claims or increased insurance costs. The costs associated with any material defects or errors in our products and services or other performance problems may be substantial and could materially adversely affect our financial condition and results of operations. If we are not able to maintain an effective system of internal control over financial reporting, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our Common Stock price. We have had material weaknesses in our internal control over financial reporting in the past as described in our historical periodic reports filed with the SEC. We remediated the material weaknesses; however, we cannot provide assurance that material weaknesses in our internal control over financial reporting will not be identified in the future. We are required to have our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. For further information regarding our controls and procedures, see “Controls and Procedures” in Part I, Item 4 of this Report. -34-

If we fail to enhance and protect our brand, our ability to expand our client base will be impaired and our financial condition may suffer. We believe that our development and protection of the Rimini Street brand is critical to achieving widespread awareness of our products and services, and as a result, is important to attracting new clients and maintaining existing clients. We also believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable products and services at competitive prices, as well as the outcome of our ongoing litigation with Oracle. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote, maintain and protect our brand, our business could be adversely impacted. If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights. Our success depends, in part, upon protecting our proprietary products, services, knowledge, software tools and processes. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our copyrights, trademarks, service marks, trade secret rights or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy or use information that we regard as proprietary to create products and services that compete with ours. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our global activities, our exposure to unauthorized copying and use of our brand, processes and software tools may increase. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary intellectual property. Further, these agreements may not prevent our competitors from independently developing products and services that are substantially equivalent or superior to our products and services. Although we have been successful in the past, there can be no assurance that we will receive any additional patent protection for our proprietary software tools and processes. Even if we were to receive patent protection, those patent rights could be invalidated at a later date. Furthermore, any such patent rights may not adequately protect our processes, our software tools or prevent others from designing around our patent claims. To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our products, processes and software tools against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and services, impair the functionality of our products and services, delay introductions of new products and services, result in our substituting inferior or more costly technologies into our products and services, or injure our reputation. We may be subject to additional obligations to collect and remit sales tax, VAT and other taxes, and we may be subject to tax liability, interest and/or penalties for past sales, which could adversely harm our business. State, local and foreign jurisdictions have differing and complex rules and regulations governing sales, use, value- added and other taxes, and these rules and regulations can be subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our products and services in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and can vary significantly. Currently, we are under audit in some of our jurisdictions and as a result, we could face the possibility of tax assessments and additional audits, and our liability for these taxes and associated interest and penalties could exceed our original estimates. Should these jurisdictions determine that we should be collecting additional sales, use, value-added or other taxes, it could result in substantial tax liabilities and related -35-

penalties for past sales, discourage clients from purchasing our products and services or otherwise harm our business and results of operations. The amount of and ultimate realization of the benefits from the net operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, our future earnings, and other future events, the effects of which cannot be determined; if we are not able to use a significant portion of our net operating loss carryforwards, our profitability could be adversely affected. We have United States federal and state net operating loss carryforwards due to prior period losses, which could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three- year period. Similar rules may apply under state tax laws in the United States. While our ownership changes to date have not triggered any limitations under Section 382, it is possible that any future ownership changes or issuances of our capital stock, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability. Reference is made to Note 8 to our Consolidated Financial Statements included in Part II, Item 8 of this Report for a discussion of income taxes. We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions. As a multinational organization, we may be subject to taxation in several jurisdictions worldwide with increasingly complex tax laws, the application of which can be uncertain. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. As such, our results may differ from previous estimates and may materially affect our financial position. The amount of taxes we pay in jurisdictions in which we operate could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on our business and results of operations. Our reputation and/or business could be negatively impacted by environmental, social and governance (ESG) matters and/or our reporting of such matters and expose us to additional costs and risks. Our implementation reporting on ESG matters present numerous operational, financial, legal, reputational and other risks, many of which are outside of our control, and all of which could have a material negative impact on our business. Companies have recently faced attention from various stakeholders and regulators, both in the U.S. and internationally, relating to ESG matters, including environmental stewardship, social responsibility and inclusion. Failure to satisfy our stakeholders with regard to ESG matters could negatively impact our reputation, our ability to attract or retain employees, and our attractiveness as an investment and business partner. Organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment towards us, which could have a negative impact on our stock price. Further, the direction that the new Presidential administration takes and its initiatives surrounding ESG matters may be inconsistent with stakeholder positions on ESG matters, and we may experience conflicts between actual or proposed governmental regulations and stakeholder expectations Risks Related to our Indebtedness and Securities -36-

Our level of indebtedness and any future indebtedness we may incur may limit our operational and financing flexibility and negatively impact our business. On December 31, 2024, our outstanding indebtedness under our 2024 Credit Facility and finance leases totaled $87.2 million. We may incur substantial additional indebtedness in the future. Our 2024 Credit Facility and other debt instruments we may enter into in the future may significantly impact our business, including the following among others: • our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; • our requirement to use a significant portion of our cash flows from operations to pay principal and interest on our indebtedness, which will reduce the funds available to us for operations and other purposes; • our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt; • our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and • our level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business. We expect to depend primarily on cash generated by our operations for funds to pay our expenses and any amounts due under our 2024 Credit Facility and any other indebtedness we may incur. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control, including inflation and global economic conditions. Our business may not generate sufficient cash flows from operations in the future, and we may not be able to achieve and maintain profitability in future periods, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not generate adequate resources, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money, in each case on terms that may not be acceptable to us. In addition, the terms of existing or future debt agreements, including our existing 2024 Credit Facility, may restrict us from adopting some or any of these alternatives. Our inability to incur additional debt in the future could also delay or prevent a change in control of our Company, make some transactions more difficult and impose additional financial or other covenants on us. In addition, any significant levels of indebtedness in the future could make us more vulnerable to economic downturns and adverse developments in our business. Our current indebtedness and any inability to pay our debt obligations as they come due or an inability to incur additional debt could adversely affect our business and results of operations. The terms of our 2024 Credit Facility impose operating and financial restrictions on us. Our 2024 Credit Facility contains certain restrictions and covenants that generally limit our ability to, among other things, create liens on assets, sell assets, engage in mergers or consolidations, make loans or investments, incur additional indebtedness, engage in certain transactions with affiliates, incur certain material ERISA or pension liabilities and pay dividends or repurchase capital stock and in each case, subject to certain exceptions set forth in our 2024 Credit Facility. Our 2024 Credit Facility may limit our ability to engage in these types of transactions even if we believe that a specific transaction would contribute to our future growth or improve our operating results. Further, we are required under our 2024 Credit Facility to achieve specified financial and operating results and maintain compliance with specified financial ratios, including as a condition to accessing additional amounts available for borrowing. As of December 31, 2024 and on the date of filing this Report, we were in compliance with each of these financial covenants. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these financial covenants or our inability to comply with required financial ratios in our 2024 Credit Facility could result in a default under the 2024 Credit Facility in which case the lenders would have the right to declare all borrowings, which includes any principal amount outstanding, together with all accrued, unpaid interest and other amounts owing in respect thereof, to be immediately due and payable. If we are unable to repay all borrowings when due, whether at maturity or if declared due and payable following a default, the lenders would have the right to proceed against the collateral granted to secure the indebtedness. If we breach these covenants or fail to comply with other terms of the 2024 Credit Facility and the lenders accelerate the amounts outstanding under the 2024 Credit Facility, our business and results of operations would be adversely affected. Additionally, we may need to refinance our 2024 Credit Facility at maturity or upon default, and future financing may not be available on acceptable terms, or at all. Our variable rate indebtedness subjects us to interest rate risk, which, along with the previous phase-out of LIBOR and transition to SOFR, could cause our indebtedness service obligations to increase significantly. As a result of market interest rate fluctuations, interest rates under our 2024 Credit Facility or other variable rate indebtedness we may incur in the future could be higher or lower than current levels. As interest rates increase, our debt service -37-

obligations under our 2024 Credit Facility may increase even though the amounts borrowed remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. We have entered into an interest rate swap agreement that involves the exchange of floating for fixed rate interest payments in order to partially reduce interest rate volatility under our 2024 Credit Facility. However, we currently do not maintain interest rate swap agreements with respect to all of our variable rate indebtedness, and any interest rate swap agreements we enter into in the future may not fully mitigate our interest rate risk. Our 2024 Credit Facility gives us a choice of interest rates between (a) SOFR and (b) a Base Rate, in each case plus an applicable margin and as further defined in the 2024 Credit Facility. The applicable margin is based on our Consolidated Total Leverage Ratio (as defined in the 2024 Credit Facility) and whether we elect SOFR (ranging from 2.75 to 3.50%) or Base Rate (ranging from 1.75 to 2.50%). SOFR is a relatively new reference rate, and its composition and characteristics are not the same as LIBOR, which was the initial reference rate (through February 2023) under our Original Credit Facility. SOFR is calculated based on short-term repurchase agreements, backed by Treasury securities. As such, SOFR is observed and backward looking, which stands in contrast with LIBOR under the previous methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting bank panel members. Given SOFR’s limited history, the future performance of SOFR cannot be predicted based on historical performance, and there is no assurance that SOFR will perform in the same way as LIBOR would have performed at any time or that it is a comparable substitute for LIBOR. In the long term, transitioning to SOFR could result in an increase in the cost of our variable rate indebtedness, which could have a material adverse impact on our business, financial condition and results of operations. The price of our Common Stock may be volatile, any issuance of Common Stock upon the exercise of remaining warrants will dilute existing stockholders, and such issuances and/or any sales of Common Stock by large stockholders may depress the market price of our Common Stock. The price of our Common Stock may fluctuate due to various factors enumerated in this Risk Factors section and elsewhere in this Report. Additional factors impacting the price of our Common Stock could include: • the failure of securities analysts to publish research about us, or shortfalls in our results of operations compared to levels forecast by securities analysts; • any delisting of our Common Stock from Nasdaq Global Market due to any failure to meet listing requirements, including the minimum trading price requirements as a result of our stock price volatility; and • the general state of securities markets. These factors may materially reduce the market price of our Common Stock, regardless of our operating performance. Additionally, we have registered for resale the shares of Common Stock of certain of our significant holders of our Common Stock, including our largest stockholder, Adams Street Partners, LLC. Any sale of large amounts of our Common Stock on the open market or in privately negotiated transactions could have the effect of increasing the volatility and putting significant downward pressure on the price of our Common Stock. Also, the issuance of Common Stock upon exercise of warrants that remain outstanding and exercisable may result in immediate dilution to the equity interests of our existing common stockholders and might result in dilution in the tangible net book value of a share of Common Stock, depending upon the price at which the additional shares are issued. We may also seek to engage in further capital optimization transactions in the future, the result of which could trigger some dilution or have other impacts on the market price of our Common Stock and not achieve an improved capital structure. Any issuance of equity we may undertake in the future to raise additional capital could cause the price of our Common Stock to decline or require us to issue shares at a price that is lower than that paid by holders of our Common Stock in the past, which would result in those newly issued shares being dilutive. Certain of our common stockholders can exercise significant control, which could limit our stockholders’ ability to influence the outcome of key transactions, including a change of control. Based on the number of shares of Common Stock outstanding as of December 31, 2024, two of our stockholders have aggregate voting power of approximately 37.9% of our outstanding capital stock. As of December 31, 2024, (i) approximately 25.9% of our outstanding voting capital stock is held by Adams Street Partners LLC and certain Adams Street fund limited partnerships and (ii) approximately 12.0% of our outstanding voting capital stock is beneficially owned by our President, Chief Executive Officer and Chairman of the Board. Our directors and officers or persons affiliated with our directors and officers have aggregate voting power of approximately 39.6% as of December 31, 2024. As a result, these stockholders, acting together, have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be -38-

taken even if other stockholders oppose the action being taken. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial. We do not currently intend to pay dividends on our Common Stock and, consequently, the ability to achieve a return on investment in our Common Stock will depend on appreciation in the price of our Common Stock. We have not paid any cash dividends on our Common Stock to date. The payment of any cash dividends on our Common Stock will depend upon our revenue, earnings, cash flow and financial condition from time to time. The payment of any dividends is at the discretion of our Board of Directors and is also limited under the terms of our 2024 Credit Facility. Our ability to declare dividends on our Common Stock may also be limited by the terms of future financing and other agreements entered into by us from time to time. It is presently expected that we will retain all earnings for use in our business operations and, accordingly, it is not expected that our Board of Directors will declare any dividends on our Common Stock in the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in its value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Our stock repurchase program could affect the price of our Common Stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Common Stock. Our Board of Directors has authorized a $50.0 million stock repurchase program. During the year ended December 31, 2024, we did not acquire any shares of Common Stock. Repurchases pursuant to any such stock repurchase program could affect our Common Stock price and increase its volatility. The existence of a stock repurchase program could also cause our Common Stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our Common Stock. Such repurchase program will not obligate us to repurchase any further specific dollar amount or number of shares of Common Stock within that authorization and may be suspended or discontinued at any time, which could cause the market price of our Common Stock to decline. The timing and actual number of further shares repurchased under any such stock repurchase program depends on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. Further, the provisions of the Inflation Reduction Act of 2022 impose an excise tax of 1% tax on the fair market value of stock repurchases made after December 31, 2022, net of certain adjustments for issuances of incentive and other equity. The impact of this provision will depend on the extent of share repurchases and qualified reductions for issuances made in future periods. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our Common Stock may decline below the levels at which we repurchased shares of Common Stock. Although our stock repurchase program is intended to enhance stockholder value, short- term stock price fluctuations could reduce the program’s effectiveness. Risks Relating to our Corporate Governance The DGCL and our certificate of incorporation, bylaws and corporate governance policies contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable. Our certificate of incorporation and bylaws, and Delaware General Corporation Law (the “DGCL”), contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board of Directors and therefore depress the trading price of our Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board of Directors or taking other corporate actions, including effecting changes in our management and corporate governance policies and practices. Among other things, our certificate of incorporation and bylaws include provisions regarding: • a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors; • the ability of our Board of Directors to issue shares of preferred stock, including “blank check” preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; • the limitation of the liability of, and the indemnification of our directors and officers; • the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors; • the requirement that directors may only be removed from our Board of Directors for cause; -39-

• a prohibition on common stockholder action by written consent, which forces common stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors; • the requirement that a special meeting of stockholders may be called only by our Board of Directors, the chairperson of our Board of Directors, our chief executive officer or our president (in the absence of a chief executive officer), which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors; • controlling the procedures for the conduct and scheduling of Board of Directors and stockholder meetings; • the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of our certificate of incorporation or our bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board of Directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt; • the ability of our Board of Directors to amend the bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and • advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board of Directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board of Directors or management and corporate governance policies. In addition, as a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of our outstanding capital stock from engaging in certain business combinations with us for a specified period of time. Any provision of our certificate of incorporation, bylaws or DGCL that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock. Our bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders or employees. Our bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: • any derivative action or proceeding brought on behalf of us; • any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers or other employees; • any action asserting a claim against us or any of our directors, officers or employees arising out of or relating to any provision of the DGCL, our certificate of incorporation or our bylaws; or • any action asserting a claim against us or any of our directors, officers, stockholders or employees that is governed by the internal affairs doctrine of the Court of Chancery. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. General Risks Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations. -40-

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not the acquisitions are completed. If we acquire businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain adequate financing to complete such acquisitions. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition and results of operations may be adversely affected. The commercial insurance market is changing rapidly in response to rising insurance losses and claims, changes in available insurance capacity and adverse worldwide economic conditions, uncertainties, and risks, which may lead to higher premium costs, higher policy deductibles, self-insured retentions, and/or lower coverage limits, potentially impacting our ability to continue our present limits of insurance coverage, obtain sufficient insurance capacity to adequately insure our risks or maintain adequate insurance at a reasonable cost. Commercial insurance availability and coverage terms, including deductibles, self-insured retentions and pricing, continue to vary with market conditions. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary for our current global operations, we have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance, resulting in higher premium costs, rising policy deductibles/self-insured retentions and lower coverage limits. If these changes continue, we may not be able to continue our present limits of insurance coverage, obtain sufficient insurance capacity to adequately insure our risks and/or obtain and maintain adequate insurance at a reasonable cost. Our insurance policies cover a number of risks and potential liabilities, such as general liability, property coverage, errors and omissions liability, employment liability, business interruptions, cybersecurity liability, crime, and directors’ and officers’ liability. We cannot be certain that our insurance coverage will be adequate to cover liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim or become insolvent. The successful assertion of one or more large claims against us that exceed available insurance coverage, the occurrence of changes in our insurance policies, including premium increases, decreases in coverage and the imposition of large deductible, self-insured retentions, or co-insurance requirements, or the insolvency of any of our insurers, could have a material adverse effect on our business, results of operations and financial condition. Catastrophic events may disrupt our business. We rely heavily on our network infrastructure and information technology systems for our business operations. A disruption or failure of these systems in the event of an online attack, earthquake, fire, terrorist attack, geopolitical instability such as the conflicts between Israel and Hamas, war, power loss, telecommunications failure, extreme weather conditions (such as hurricanes, wildfires or floods) or other catastrophic event could cause system interruptions, delays in accessing our service, reputational harm, loss of critical data or could prevent us from providing our products and services to our clients. In addition, several of our employee groups reside in areas particularly susceptible to earthquakes, such as the San Francisco Bay Area and Japan, and a major earthquake or other catastrophic event could affect our employees, who may not be able to access our systems, or otherwise continue to provide our services to our clients. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or information technology systems, or access to our systems could affect our ability to conduct normal business operations and adversely affect our business, financial condition and results of operations. Additionally, the emergence or spread of a pandemic or other widespread health emergency (or concerns over and response to the possibility of such an emergency) could adversely affect our business, financial condition and results of operations. Failure to comply with laws and regulations applicable to our operations could harm our business. Our business is subject to regulation by various global governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti- bribery laws, import/export controls, securities laws and tax laws and regulations. For example, transfer of certain software outside of the United States or to certain persons is regulated by export controls. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions and may result in our inability to provide certain products -41-

and services. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, or if clients make claims against us for compensation for such non-compliance, our business, financial condition and results of operations could be harmed, and responding to any such type of action will likely result in a significant diversion of management’s attention and resources. Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock. Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not meet the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. If no additional analysts commence coverage of us, the market price and volume for our common shares could be adversely affected. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity As a company that provides managed support services and security solutions for client applications, databases and technology infrastructure, we are committed to protecting the confidentiality, integrity and availability of our and our clients’ information assets. We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. As described further below, we maintain a formal and comprehensive information security management framework based on the ISO 27001:2013 Information Security Management System standard and have implemented policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats. Our Board, including the Audit Committee of our Board, and our management are actively involved in the oversight of our risk management program, of which cybersecurity represents an important component. Risk Management and Strategy Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance obligations are identified and addressed through a multi-faceted approach, which involves independent third-party assessments and testing, internal audit, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things, invest in and deploy industry leading cybersecurity tools and platforms; conduct proactive cybersecurity and privacy reviews of software, systems, applications and third party vendors; develop applicable policies and processes; perform independent penetration testing to evaluate and test security controls; conduct employee training and testing; monitor emerging laws and regulations related to data protection and information security though a dedicated team of in-house attorneys with experience in privacy and security matters; and monitor and respond to emerging threats, implementing appropriate mitigating controls as necessary. We have established policies and procedures, including our Incident Response Plan (“IRP”), for assessing, identifying, managing, and responding to cybersecurity and privacy threats and incidents, including protocols for assessing potential material impact from cybersecurity threats and incidents, escalating to executive leadership and the Board, engaging external stakeholders, and reporting incidents based on applicable legal requirements. Our IRP provides guidance in the event of a cybersecurity incident, including processes with roles and responsibilities assigned to members of our Incident Response Team (“IRT”), to triage, assess severity, escalate, contain, investigate, and remediate incidents, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Our IRT is led by our Chief Information Security Officer, with representatives from our IT, Security, Corporate Legal, Communications and Public Relations, Human Resources, Ethics & Compliance and Finance departments/functions. -42-

We conduct post-incident reviews of our response to cybersecurity threats and incidents, in addition to evaluating the effectiveness of supporting recovery protocols. In addition, employees and stakeholders can report cybersecurity threats, cybersecurity and data privacy incidents, or other concerns through external and internal reporting channels. Internally, we have a security awareness program which includes training that reinforces our information technology and security policies, standards and practices, and we require that our employees comply and formally attest to these policies. The security awareness program offers training on how to identify potential cybersecurity risks and protect our resources and information. This training is mandatory for all employees annually, and it is supplemented by testing initiatives, including periodic phishing tests. Regarding data privacy, in 2023, our Ethics & Compliance function implemented an annual privacy awareness initiative known as “Data Privacy Week,” celebrating an event known as International Data Privacy Day, which is acknowledged in over 50 countries as promoting data privacy best practices and raising awareness about the importance of data protection. Data Privacy Week messaging includes highlighting the various departments and employees who support our data privacy and security compliance efforts, as well as trivia challenges designed to engage employees on this topic. Finally, our compliance program requires all employees to take periodic awareness training on data privacy. This training includes information about confidentiality and security, as well as responding to unauthorized access to or use of information. As noted above, we have implemented controls designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers. Such providers are subject to security risk assessments at the time of onboarding, contract renewal, and upon detection of an increase in risk profile. We use a variety of inputs in such risk assessments, including information supplied by providers and third parties. In addition, we require our providers to meet appropriate security requirements, controls and responsibilities and investigate security incidents that have impacted our third-party providers, as appropriate. Also as noted above, to ensure the confidentiality and integrity of data and to protect against security threats or data breaches, we regularly engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and maintain and certify to a formal and comprehensive security management standard: ISO 27001:2013 Information Security Management System. Cyberattacks continue to increase in frequency and magnitude generally, and cyber criminals are becoming more sophisticated, including increased usage of emerging technologies such as advanced automation and artificial intelligence. Although we have devoted financial and personnel resources to implement and maintain security measures to meet regulatory requirements and client expectations and will continue to make significant investments to maintain the security of our and our client’s data and our cybersecurity infrastructure, there can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective against new and/or emerging threats, vulnerabilities and techniques designed to circumvent such measures. To date, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, please refer to “Risk Factors” (Part I, Item 1A of this Report). Cybersecurity Governance The Audit Committee of our Board includes members with significant experience and/or expertise in technology or cybersecurity and is responsible for the primary oversight of enterprise risk assessment and management pertaining to the financial, accounting, liquidity, market, tax, cybersecurity and other information technology risks facing our company. At its regular meetings, the Audit Committee, which meets no less than four times per year, receives regular reports from our Company’s Ethics & Compliance function, on matters relating to data privacy and compliance, as well as from our Vice President of Risk Management on enterprise risk management, including the activities of our internal audit department surrounding audits and risk assessments of our information security management system, coverage by our insurance carriers for cybersecurity incidents, and our ISO 9001 and 27001 certifications (described above under the heading “Compliance and Certifications” in Part I, Item 1 (“Business”) of this Report. The full Board, at least annually, and the Audit Committee of the Board, generally quarterly, receive reports on our cybersecurity program and developments. These reports include analyses of recent cybersecurity threats and incidents at the Company and across the industry, as well as a review of our own security controls, assessments and program maturity. It is anticipated that Audit Committee oversight will include review of periodic tabletop exercises to test cybersecurity infrastructure and incident response measures. -43-

Our Global IT and Global Security departments are led by our Chief Information Security Officer (CISO), who also serves as the Senior Vice President and General Manager of our Rimini Protect and Rimini Watch solutions. In this role, he is responsible for providing strategic leadership and management of Rimini Street’s internal information security and compliance team and programs, the Rimini Protect client-facing security services and solutions, and the Rimini Watch observability solution. Our CISO has over 25 years of experience in IT and security for private and public-sector organizations and expertise in strategic consulting services, risk analysis/risk mitigation, and compliance. Previously, he held roles developing and managing technology and security teams, operations, business development, client-facing programs, budgets, and compliance in highly diverse organizations including the Global 100, defense, healthcare, energy, financial, retail, and education industries. He holds a Bachelor of Science degree in Information Systems with a concentration in Internetworking from Strayer University in Maryland. Generally, the implementation, management and oversight of our cyber risk strategy involves participation and input from Company personnel across a range of functional areas, including our IT, Security, Privacy, Risk Management and Legal departments/functions. Our strategy is designed to incorporate awareness of cyber risk into our day-to-day operations and functions, including the maintenance and establishment of client relationships, operating expectations, contract negotiations, the obtainment of insurance coverage and evaluations of third-party service providers. Item 2. Properties Our principal executive offices are located in Las Vegas, Nevada. We also lease office facilities or contract with flexible workspace providers in various U.S. cities located in California, Illinois, New York and North Carolina, as well as internationally in Australia, Brazil, Canada, China, France, Germany, India, Israel, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Singapore, South Korea, Sweden, Taiwan, the United Arab Emirates and the United Kingdom. We lease all of our facilities, and we do not own any real property. To the extent we may require additional office space in the future, we believe that it would be readily available on commercially reasonable terms. For additional information regarding impairment charges related to certain of our office leases, please refer to Note 2 of the 2024 Consolidated Financial Statement included in Part II, Item 8 of this report. Item 3. Legal Proceedings The legal proceedings and government inquiry described in Note 9 of the 2024 Consolidated Financial Statements included in Part II, Item 8 of this Report are incorporated in this Item 3. Legal Proceedings by reference. In addition, from time to time, we may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of judgment, defense and settlement costs, diversion of management resources and other factors. Item 4. Mine Safety Disclosures Not applicable. -44-

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information Our Common Stock trades on the Nasdaq Global Market under the symbol “RMNI.” Holders On February 25, 2025, there were approximately 43 stockholders of record of our Common Stock. We believe the number of beneficial owners of our Common Stock are substantially greater than the number of record holders because a large portion of our outstanding Common Stock are held of record in broker “street names” for the benefit of individual investors. Dividends The payment of any dividends on our Common Stock is currently within the discretion of our Board of Directors subject to certain restrictions under the terms of our Amended Credit Facility. We have not paid any cash dividends on our Common Stock to date and the payment of any future cash dividends will be dependent upon our revenue, earnings and financial condition from time to time. It is presently expected that we will retain all earnings for use in our business operations and our stock repurchase program and, accordingly, it is not expected that our Board of Directors will declare any dividends on our outstanding shares of Common Stock in the foreseeable future. Securities Authorized for Issuance under Equity Compensation Plans Reference is made to “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” for the information required by this item. -45-

Stock Performance The accompanying performance graph compares the cumulative total stockholder return on our Common Stock, $0.0001 par value per share, for the period beginning December 31, 2019 and ended December 31, 2024, with the cumulative total return on the Nasdaq Composite Index and the Dow Jones U.S. Computer Services Index over the same period (assuming the investment of $100 in our Common Stock, the Nasdaq Composite Index and the Dow Jones U.S. Computer Services Index on December 31, 2019), and the reinvestment of dividends. The cumulative total stockholder return on the following graph is historical and is not necessarily indicative of future stock price performance. As of December 31, 2019 2020 2021 2022 2023 2024 Rimini Street, Inc. $100.00 $114.75 $153.86 $98.20 $84.28 $68.81 Nasdaq Composite Index $100.00 $145.05 $177.27 $119.63 $173.11 $224.34 Dow Jones U.S. Computer Services Index $100.00 $114.29 $138.87 $119.52 $146.14 $178.46 In de x V al ue Total Return Rimini Street, Inc. NASDAQ Composite Index Dow Jones U.S. Computer Services Index 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 50 100 150 200 250 This stock performance information is “furnished” and shall not be deemed to be “soliciting material” or subject to Regulation 14A under the Securities Exchange Act of 1934 (the “Exchange Act”), shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this report and irrespective of any general incorporation by reference language in any such filing, except to the extent we specifically incorporate the information by reference. Purchases of Equity Securities by the Issuer and Affiliated Purchasers For the three months ended December 31, 2024, we did not acquire any shares of Common Stock. Item 6. Reserved Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Rimini Street, Inc. was formed in the State of Nevada in 2005 (“RSI” or “predecessor”) and, through a merger in 2017 with a public company, became Rimini Street, Inc., a Delaware corporation (referred to as the “Company”, “we” and “us”), trading on the Nasdaq Global Market under the ticker symbol “RMNI”. References to “management” or “management team” refer to the officers of the Company. -46-

A discussion regarding our financial condition and results of operations for fiscal 2024 compared to fiscal 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal 2023 compared to fiscal 2022 that are not in this Report can be found under Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 28, 2024, which discussion is hereby incorporated by reference and is available on the SEC’s website at sec.gov. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related notes to those statements included in Item 8 of this Report. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” in Item 1A and elsewhere in this Report. See also “Cautionary Note Regarding Forward-Looking Statements” contained in this Report. Certain figures, such as interest rates and other percentages included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our Consolidated Financial Statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding. Overview Rimini Street, Inc. and its subsidiaries (referred to as “Rimini Street”, the “Company”, “we” and “us”) are global providers of end-to-end enterprise software support, products and services. The Company offers a comprehensive family of unified solutions to run, manage, support, customize, configure, connect, protect, monitor, and optimize clients’ enterprise application, database, and technology software platforms. We founded Rimini Street to disrupt and redefine the enterprise software support market by developing and delivering innovative new solutions that filled a then-unmet need in the enterprise software market. We became and remain the leading independent software support provider for enterprise software based on both the number of active clients supported and recognition by industry analyst firms. Over the years, as our reputation for technical capability, value, innovation, responsiveness and trusted reliability grew, clients and prospects began asking us to expand the scope of our support, product and service offerings to meet other needs and opportunities related to their enterprise software. We also heard from prospects and clients that their goals include reducing the number of IT vendors to more manageable numbers from a governance perspective, with a desire to select vendors who can provide a wider scope of IT services and become true trusted partners. To meet the needs of our clients and prospects and to service what we believe is a significantly expanded addressable market opportunity, we continue to expand our solutions portfolio (our “Solutions Portfolio”) to a wider array of enterprise software – including an expanded list of supported software for VMware; managed services for Oracle, SAP, Salesforce®, IBM, ServiceNow®, and open-source database software; and new solutions for security, interoperability, observability and consulting. We also offer a unified package of our services as Rimini ONE™, a unique end-to-end, “turnkey” outsourcing option for Oracle and SAP landscapes designed to optimize our clients’ existing technologies with a minimum of 15 extended years of operating lifespan and enable our clients to focus their IT talent and budget on potentially higher-value, innovative projects that will support competitive advantage and growth. As of December 31, 2024, we employed over 2,040 professionals and supported over 3,080 active clients globally, including approximately 73 Fortune 500 companies and 20 Fortune Global 100 companies across a broad range of industries. We define an active client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our support, products or services. For example, we count as two separate active client instances in circumstances where we provide support for two different products to the same entity. We market and sell our services globally, primarily through our direct sales force, and have wholly-owned subsidiaries in Australia, Brazil, Canada, UAE (Dubai), France, Germany, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Poland, Singapore, Sweden, Taiwan, the United Kingdom and the United States. We believe our primary competitors for our support services are the enterprise software vendors whose products we service and support, including Oracle, SAP, IBM, Microsoft and VMware. We believe our primary competitors for our other solutions include systems integrators, security, interoperability and observability vendors; and IT consulting firms. -47-

Our subscription-based revenue provides a strong foundation for, and visibility into, future period results. We generated revenue of $428.8 million, $431.5 million and $409.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, representing a year-over-year decrease of 1% for 2024 and 5% increase for 2023. We have a history of losses, and as of December 31, 2024, we had an accumulated deficit of $238.5 million. We recorded net loss of $36.3 million, net income of $26.1 million and net loss of $2.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. We generated approximately 49% of our revenue in the United States and approximately 51% of our revenue from our international business for the year ended December 31, 2024. Since our inception, we have financed our operations through cash collected from clients and net proceeds from equity financings and borrowings. We intend to continue investing for long-term revenue growth and profitability. We have invested and expect to continue investing in expanding our ability to market, sell and provide our current and future products and services to clients globally. We also expect to continue investing in the development and improvement of new and existing enterprise software support, products, and services to address current and evolving client needs. Recent Developments Reference is made to Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report for a discussion of developments in our litigation with Oracle. Additionally, reference is made to Note 5 to our Consolidated Financial Statements included in Part II, Item 8 of this Report for a discussion of developments related to our amended credit facility dated April 30, 2024, (as amended, the “2024 Credit Facility”). Our Business Model Enterprise software support, products and services is one of the largest categories of overall global information technology (“IT”) spending. We believe enterprise resource planning (“ERP”), customer relationship management (“CRM”), product lifecycle management (“PLM”) database and technology software systems have become increasingly important in the operation of mission-critical business processes over the last 30 years. We also believe organizations are increasingly creating more complex IT environments that are a mixture of multiple technologies, business models and vendors, including perpetual license and subscription license software solutions, deployed across the client’s system and cloud computing providers (hybrid IT environments), and consisting of proprietary and non-proprietary open-source software, all from a multitude of different technology vendors. The costs associated with running and supporting these systems; failure and downtime; security exposure; integrating and monitoring; and maintaining the tax, legal and regulatory compliance of these software systems, have increased in both actual spend and as a percentage of the full IT budget. As a result, we believe that licensees often view enterprise software support, products and services as a mandatory cost of doing business. The majority of our revenue through December 31, 2024, was generated from our support solutions. In a traditional licensing model, the customer typically procures a perpetual software license and pays for the license in a single upfront fee (“perpetual license”), and base software support services can be optionally procured from the software vendor for an annual fee that is typically 20-23% of the total cost of the software license. In a newer subscription-based licensing model, such as software as a service (“SaaS”), the customer generally pays for the usage of the software on a monthly or annual basis (“subscription license”). Under a subscription license, the product license and a base level of software support are generally bundled together as a single purchase, and the base level of software support is not procured separately nor is it an optional purchase. When we provide our support solutions for a perpetual software license, we generally offer our clients service for a fee that we believe is equal to approximately 50% of the annual fees charged by the software vendor for their base support. When providing supplemental software support for a perpetual license, where the client procures our support service in addition to retaining the software vendor’s base support, we generally offer our clients service for a fee that we believe is equal to approximately 25% of the annual fees charged by the software vendor for their base support. We also offer a special support service, Rimini Street Extra Secure Support, available to clients that require a more rigorous level of security background checks and/or government security clearance for engineers accessing a client’s system than our standard employment security background check and requirements. Clients may be asked to pay an additional fee for Rimini Street Extra Secure Support. -48-

In addition to our support services, we also offer a breadth of enterprise software support, products and services through our full portfolio of solutions at an additional fee that is calculated based on a variety of factors and metrics. Our solutions are designed to meet specific client needs and are designed to provide what we believe is exceptional value and return for the fees charged. For more details about our Solutions Portfolio, please see Item 1 “Business” included in Part I of this Report. Key Business Metrics Number of clients Since we founded our company, we have made the expansion of our client base a priority. We believe that our ability to expand our client base is an indicator of the growth of our business, the success of our sales and marketing activities, and the value that our services bring to our clients. We define an active client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company that purchases our services to support a specific product. For example, we count as two separate active clients when support for two different products is being provided to the same entity. As of December 31, 2024, 2023 and 2022, we had approximately 3,080, 3,030 and 3,020 active clients, respectively. We define a unique client as a distinct entity, such as a company, an educational or government institution or a subsidiary, division or business unit of a company that purchases one or more of our support, products or services. We count as two separate unique clients when two separate subsidiaries, divisions or business units of an entity purchase our products or services. As of December 31, 2024, 2023 and 2022, we had over 1,570, 1,530 and 1,510 unique clients, respectively. The increase in both our active and unique client counts has been a combination of new unique client wins as well as cross-sales of new support, products and services to existing clients. As noted previously, we intend to focus future growth on both new and existing clients. We believe that the growth in our number of clients is an indication of the increased adoption of our enterprise software products and services. Annualized subscription revenue We recognize subscription revenue on a daily basis. We define annualized subscription revenue as the amount of subscription revenue recognized during a quarter and multiplied by four. This gives us an indication of the revenue that can be earned in the following 12-month period from our existing client base assuming no cancellations or price changes occur during that period. Subscription revenue excludes any non-recurring revenue, which has been insignificant to date. Our annualized subscription revenue was approximately $415 million, $432 million and $420 million as of December 31, 2024, 2023 and 2022, respectively. Our annualized subscription revenue calculated as of December 31, 2024 excluded the one-time revenue recognized due to a client event as noted in the Results of Operations. Revenue retention rate A key part of our business model is the recurring nature of our revenue. As a result, it is important that we retain clients after the completion of the non-cancelable portion of the support period. We believe that our revenue retention rate provides insight into the quality of our products and services and the value that our products and services provide our clients. We define revenue retention rate as the actual subscription revenue (dollar-based) recognized in a 12-month period from clients that existed on the day prior to the start of the 12-month period divided by our annualized subscription revenue as of the day prior to the start of the 12-month period. Our revenue retention rate was 88%, 90% and 92% for each of the years ended December 31, 2024, 2023 and 2022, respectively. The decline in our retention rate for the year ended December 31, 2024 was due to attrition during the fourth quarter of 2023 as well as the first and second quarters of 2024, as certain clients did not renew specific subscriptions for a variety of reasons. However, in some cases, these clients maintained or added subscriptions for other products and services. Our net billings during 2024 were about 1% higher than the prior year, with billings growth in the second half of the year partially offsetting the billings decline in the first half of the year. Gross margin We derive revenue through the sale of our enterprise software products and services. All the costs incurred in providing these products and services are recognized as part of the cost of revenue. The cost of revenue includes all direct product line expenses, as well as the expenses incurred by our shared services organization which supports all product lines. -49-

We define gross profit as the difference between revenue and the costs incurred in providing the software products and services. Gross margin is the ratio of gross profit divided by revenue. Our gross margin was approximately 60.9%, 62.3% and 62.8% for the years ended December 31, 2024, 2023 and 2022, respectively. We believe the gross margin provides an indication of how efficiently and effectively we are operating our business and serving our clients. Factors Affecting Our Operating Performance Litigation The information from Item 3, Legal Proceedings and Item 1A, Risk Factors—Risks Related to Litigation—“We and our President, Chief Executive Officer and Chairman of the Board have been involved in continuing litigation with Oracle since 2010. Adverse outcomes and future adverse outcomes in the ongoing litigation could result in the payment of substantial attorneys’ fees and/or costs and/or injunctions against certain of our business practices, which could have a material adverse effect on our business and financial results,” is incorporated by reference herein. For claims on which Oracle has prevailed or may prevail, we have been and could be required to pay substantial damages or reimbursement of legal expenses incurred in connection with the proceedings or for our current or past business activities or be enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on our business. Adoption of enterprise software products and services We believe the existing market for independent enterprise software support services is underserved. We are a global provider of enterprise software products and services, the leading third-party support provider for Oracle and SAP software products, and a Salesforce partner. We also believe the existing market for our other enterprise software products and services is underserved, and that we have unique products and services that can meet client needs in the marketplace. For example, we provide security, interoperability and compatibility products and services with the Rimini Protect and Rimini Connect solutions. We also believe that our total addressable market for our enterprise software products and services is substantially larger than our current client base and the products and services we currently offer. As a result, we believe we have the opportunity to expand our global client base and to further increase adoption of our software products and services within and across existing clients. However, as the market for independent enterprise software support services as well as our other software products and services is still emerging, it is difficult for us to predict the timing of when and if widespread acceptance will occur. Sales cycle We sell our services to our clients primarily through our direct sales organization. Our sales cycle, depending on the product or service, typically ranges from six months to a year from when a prospective client is engaged. While we believe that there is a significant market opportunity for our enterprise software support, products and services, we often must educate prospective clients about the value of our products and services, which can result in lengthy and multiple sales cycles, particularly for larger prospective clients, as well as the incurrence of significant marketing expenses. Our typical sales cycle with a prospective client begins with the generation of a sales lead through trade shows, industry events, online marketing, media interviews and articles, inbound calls, outbound calls or client, analyst or other referral. The sales lead is followed by an assessment of the prospect’s current software license contract terms where relevant, systems environment, products and releases being used, needs and objectives. The variability in our sales cycle for software support services is impacted by whether software vendors or other current software support providers are able to convince potential clients that they should renew their software support contract with the existing vendor or procure or renew supplemental support services from the existing vendor, respectively. Another driver of our sales cycle variability is any announcement by a software vendor of their discontinuation, reduction or limitation of support services for a particular software product or release for which we continue to offer a competing support service. In addition, our sales cycle variability for software support is impacted by vendor discounts provided by software vendors to retain existing clients or attract potential clients. Finally, our litigation with Oracle around our support service offerings can also drive sales cycle variability as clients oftentimes perform their own legal due diligence, which can lengthen the sales cycle. Global Economic Uncertainty We have experienced some clients not renewing our services due to the adverse impact on their businesses from current global economic uncertainty, as well as by the economic disruption continuing to be caused by current conflicts and recent political and trade turmoil with China, amongst other global challenges. While we do not physically operate in some of -50-

these countries, we do have operations in Israel. These global events, together with inflationary pressures, have negatively impacted the global economy, causing the U.S. Federal Reserve to raise interest rates in 2022 and to reduce interest rates in 2024. Uncertainty in changes to be made in laws and regulations by the new U.S. Presidential administration, along with uncertainty about the trade policies of such administration, particularly when pertaining to treaties, tariffs and other limitations on international trade, are causing economic and geopolitical uncertainty. Despite these macroeconomic and geopolitical pressures, we expect to continue to be able to market, sell and provide our current and future products and services to clients globally. We also expect to continue investing in the development and improvement of new and existing products and services to address client needs. Further, although our operations are influenced by general economic conditions, we do not believe the impacts of the economic disruptions described above had a significant net impact on our revenue or results of operations during the year ended December 31, 2024. The extent to which rising inflation, interest rate changes and continuing global economic and geopolitical uncertainty impact our business going forward, however, will depend on numerous evolving factors we cannot reliably predict, including continued governmental and business actions in response to increasing global economic and geopolitical uncertainty. As such, the effects of rising inflation, interest rate increases and other negative impacts on the global economy may not be fully reflected in our financial results until future periods. Refer to “Risk Factors” (Part I, Item 1A of this Report) for a discussion of these factors and other risks. Key Components of Consolidated Statements of Operations Revenue. We currently derive nearly all of our revenue from subscription-based contracts for software services. Revenue from these contracts is recognized ratably on a straight-line basis over the applicable service period. Cost of revenue. Cost of revenue includes salaries, benefits and stock-based compensation expenses associated with our technical support and service delivery organizations, as well as allocated overhead and non-personnel expenses such as outside services, professional fees and travel-related expenses. Allocated overhead includes overhead costs for depreciation of equipment, facilities (consisting of leasehold improvements and rent) and technical operations (including costs for compensation of our personnel and costs associated with our infrastructure). We recognize expenses related to our technical support and service delivery organizations as they are incurred. All other costs include royalties paid for the use of products or services resold or licensed to clients, which were provided by other vendors. Sales and marketing expenses. Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and business development employees and executives, amortization expense associated with capitalized sales commissions, sales commissions that do not qualify for capitalization, travel related expenses, outside services and allocated overhead. Sales commissions are costs of obtaining customer contracts and are capitalized and then amortized over a period of benefit that we have determined to be 4 years. General and administrative expenses. General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, finance and accounting employees and executives. These expenses also include non- employee expenses, such as travel-related expenses, outside services, legal, auditing and other professional fees, and general corporate expenses, along with an allocation of our general overhead expenses. Reorganization costs. These costs consist primarily of severance costs associated with reorganization plans that occurred in 2024 and 2022. Litigation costs and related recoveries, net. Litigation costs consist of legal settlements, pre-judgment interest, and third-party professional fees to defend against litigation claims. In the past, we have had liability insurance policies where a portion of our defense costs and litigation judgments or settlements have been reimbursed under the terms of the policies. Such insurance recoveries were reflected as a reduction of litigation costs upon notification of approval for reimbursement by the insurance company. Interest expense. Interest expense is incurred under our Credit Facilities and other debt obligations. The components of interest expense include the amount of interest payable in cash at the stated interest rate, interest that is payable in kind through additional borrowings, make-whole applicable premium, and accretion of debt discounts and issuance costs (“DDIC”) using the effective interest method. Interest expense also includes payments incurred or received as a result of the interest rate swap agreement. -51-

Other income (expenses), net. Other income (expenses), net consists primarily of gains or losses on foreign currency transactions and interest income. Income taxes. The provision for income taxes is based on the amount of our taxable income and enacted federal, state and foreign tax rates, as adjusted for allowable credits and deductions. Our provision for income taxes consists primarily of foreign taxes for the periods presented, as our taxable income for U.S. federal and state purposes is offset by net operating losses. In assessing the realizability of deferred tax assets, we considered whether it is more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Results of Operations Comparison of Years ended December 31, 2024 and 2023 Our consolidated statements of operations for the years ended December 31, 2024 and 2023 are presented below (in thousands): Variance 2024 2023 Amount Percent Revenue $ 428,753 $ 431,496 $ (2,743) (0.6)% Cost of revenue: Employee compensation and benefits 105,647 103,700 1,947 1.9% Engineering consulting costs 26,225 26,738 (513) (1.9)% Administrative allocations (1) 16,267 14,540 1,727 11.9% All other costs 19,592 17,535 2,057 11.7% Total cost of revenue 167,731 162,513 5,218 3.2% Gross profit 261,022 268,983 (7,961) (3.0)% Gross margin 60.9% 62.3% Operating expenses: Sales and marketing 149,736 142,339 7,397 5.2% General and administrative 73,084 73,044 40 0.1% Reorganization costs 5,737 59 5,678 9,623.7% Litigation costs and related recoveries, net 64,593 9,776 54,817 560.7% Total operating expenses 293,150 225,218 67,932 30.2% Operating income (loss) (32,128) 43,765 (75,893) (173.4)% Non-operating expenses: Interest expense (6,305) (5,522) (783) 14.2% Other income (expenses), net 1,790 2,989 (1,199) (40.1)% Income before income taxes (36,643) 41,232 (77,875) (188.9)% Income taxes 371 (15,173) 15,544 (102.4)% Net income (loss) $ (36,272) $ 26,059 $ (62,331) (239.2)% _____________________ (1) Includes the portion of costs for information technology, security services and facilities costs that are allocated to cost of revenue. In our Consolidated Financial Statements, such costs are allocated between cost of revenue, sales and marketing, and general and administrative expenses based primarily on relative headcount, except for facilities which is based on occupancy. Revenue. Revenue decreased from $431.5 million for the year ended December 31, 2023 to $428.8 million for the year ended December 31, 2024, a decrease of $2.7 million or 1%. The decline was due to a lower retention rate for clients beginning in the fourth quarter of 2023. It was partially offset by a one-time revenue recognition of $5.4 million due to a client event during the fourth quarter of 2024. On a regional basis, United States revenue declined from $220.0 million for fiscal 2023 to -52-

$210.0 million for fiscal 2024, a decline of $10.0 million or 5%, while international revenue grew from $211.5 million for fiscal 2023 to $218.8 million for fiscal 2024, an increase of $7.2 million or 3%. Previously we announced the wind-down of services for Oracle PeopleSoft products. We are now reassessing our exit from the PeopleSoft business in light of the recent litigation rulings and the continued demand in the market. Cost of revenue. Total cost of revenue increased from $162.5 million for the year ended December 31, 2023 to $167.7 million for the year ended December 31, 2024, an increase of $5.2 million or 3%. This increase was due to several items. First our costs for employee compensation and benefits increased by $1.9 million. We also experienced an increase in all other costs of $2.1 million, driven primarily by an increase in outside services of $1.3 million, as well as an increase of allocated costs for $1.7 million. Offsetting the increased costs, we experienced a decline in engineering consulting costs of $0.5 million. The $1.9 million increase in cost of revenue attributable to employee compensation and benefits for the year ended December 31, 2024, was primarily due to an increase in salaries, wages and benefit costs due to a 11% increase in the average number of employees devoted to cost of revenue functions and annual pay increases. As discussed in Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report, the District Court issued its findings of fact and conclusions of law in Rimini II, accompanied by the “Rimini II Injunction” in July 2023, which had been subject to an administrative stay. The District Court found infringement as to Oracle’s PeopleSoft and Oracle Database products. A three-judge panel of the Ninth Circuit heard oral argument on our appeal of the District Court’s July 2023 Rimini II judgment and Injunction in June 2024, and the Ninth Circuit issued its decision on our appeal in December 2024. In its decision, the Ninth Circuit vacated multiple copyright rulings, reversed in part the District Court’s Lanham Act ruling, and vacated portions of the Rimini II Injunction that we appealed. In January 2025, Oracle filed a petition for panel rehearing and rehearing en banc in the Ninth Circuit, arguing that the panel had erred in its rulings regarding Section 117(a), derivative works, one of the security-related statements under the Lanham Act, and vacatur of portions of the injunction the Company appealed. If the Rimini II Injunction becomes effective in a manner substantially similar to the version originally ordered by the District Court, it would impact our delivery of PeopleSoft support services to clients in the future, as well as potentially impact our previously announced plans to wind-down the offering of services for Oracle PeopleSoft products. We would likely incur additional expenses for incremental labor costs and other contingencies in order to comply. Due to the large number of uncertainties surrounding the outcome of the ongoing litigation, we are unable to determine the final impact on future period costs until a decision is rendered. Any adverse outcome in our ongoing judicial proceedings could have a material adverse effect on our results of operations. Gross Profit. Gross profit decreased from $269.0 million for the year ended December 31, 2023 to $261.0 million for the year ended December 31, 2024, a decline of $8.0 million or 3%. Gross margin for the year ended December 31, 2023 was 62.3% compared to 60.9% for the year ended December 31, 2024. Our revenue for the year ended December 31, 2024 declined by $2.7 million or 1% compared to the year ended December 31, 2023. Total cost of revenue for the year ended December 31, 2024 increased by $5.2 million, or 3%, compared to the year ended December 31, 2023. Given that the increase in the cost of revenue was 3% and we experienced a decline in revenue of 1%, we realized a decline of 150 basis points in our gross margin for the year ended December 31, 2024 compared to the year ended December 31, 2023. The lower gross margin for the year ended December 31, 2024 was primarily due to increasing employee compensation and benefits, all other costs and administrative allocations despite a slight decline in our revenue. Sales and marketing expenses. As a percentage of our revenue, sales and marketing expenses have increased from 33% for the year ended December 31, 2023 to 35% for the year ended December 31, 2024. In dollar terms, sales and marketing expenses increased from $142.3 million for the year ended December 31, 2023 to $149.7 million for the year ended December 31, 2024, an increase of $7.4 million or 5%. This increase was primarily due to (i) a $6.3 million increase in travel and entertainment costs, primarily related to a sales training event held in January 2024 (ii) a $1.4 million increase in employee compensation and benefits, (iii) a $1.2 million increase in administrative allocated costs, and (iv) a $1.3 million increase of other costs. These costs increases were offset by (v) a $1.5 million decline in contract labor, (vi) a $0.8 million decline in trade show costs and (vii) a $0.5 million decline for advertising, marketing and promotional costs. The $1.4 million increase in employee compensation and benefits for the year ended December 31, 2024 was primarily due to an increases of salaries, wages and benefits of $2.1 million offset by a reduction of stock-based compensation expense of $0.6 million. -53-

General and administrative. General and administrative expenses increased from $73.0 million for the year ended December 31, 2023 to $73.1 million for the year ended December 31, 2024, a slight increase of $40.0 thousand or 0.1%. This increase was primarily due to (i) an increase of computer software costs of $2.7 million, (ii) an increase of professional fees of $1.4 million, (iii) an increase in sales and other taxes of $0.8 million, (iv) an increase of depreciation and amortization expense of $0.6 million, (v) an increase in rent and facility costs of $0.5 million and (vi) an increase of contract labor of $0.4 million. These unfavorable variances were offset, in part, by (vii) a decrease in compensation and benefit costs of $3.6 million and (viii) an increase in our administrative allocations from general and administrative expenses of $2.9 million.

The $3.6 million decline attributable to employee compensation and benefits for the year ended December 31, 2024, was primarily due to a decrease in stock-based compensation expense of $2.1 million, as well as a reduction in salaries, wages, bonus and benefit costs of $1.5 million, which was primarily a result of reorganization activity that occurred during the year ended December 31, 2024.

We expect to continue to incur higher expenses associated with supporting the growth of our business, both in terms of size and geographical diversity, and to meet the increased compliance requirements associated with being a public company. Public company costs that are expected to increase in the future include additional information systems costs, costs for additional personnel in our accounting, human resources, IT and legal functions, SEC and Nasdaq fees, and incremental professional, legal, audit and insurance costs. As a result, we currently expect our general and administrative expenses to increase in dollar terms in future periods.

Reorganization costs. During the year ended December 31, 2024, we began a process to evaluate and optimize our cost structure through a headcount reduction. We recognized reorganization costs of $0.1 million for the year ended December 31, 2023 compared to $5.7 million for the year ended December 31, 2024. The increased cost was due primarily to severance costs associated with our 2024 reorganization plan. We are likely to incur additional reorganization costs during 2025 as we continue to optimize our cost structure in areas where opportunities to streamline our operations exist.

Litigation costs and related recoveries, net. For the years ended December 31, 2024 and 2023, litigation costs and related recoveries, net consist of the following (in thousands):

	2024	2023	Change
Litigation expense	$ 58,512	$ 2,743	$ 55,769
Professional fees and other costs of litigation	6,081	7,033	(952)
Litigation costs, net of related insurance recoveries	$ 64,593	$ 9,776	$ 54,817

Litigation expense increased from $2.7 million for year ended December 31, 2023 compared to $58.5 million for the year ended December 31, 2024. On September 23, 2024, the District Court issued its order on Oracle's motion for attorneys' fees and taxable costs. The District Court awarded to Oracle $58.2 million in attorneys' fees and $0.3 million in costs. As a result, we expensed and paid $58.5 million for attorneys' fees and costs during the year ended December 31, 2024. In December 2023, we reached an agreement with Oracle for $9.7 million for attorneys' fees and costs, relating to the Rimini I Injunction contempt proceedings. We had previously accrued $6.9 million as an estimate of attorney's fees and costs during the year ended December 31, 2021. As a result, we recorded an incremental expense of $2.8 million for the year ended December 31, 2023. This expense was offset by a payment received from Oracle of $0.1 million relating to the reduced sanctions award for the Rimini I Injunction contempt proceedings.

Professional fees and other defense costs associated with litigation decreased from $7.0 million for the year ended December 31, 2023 to $6.1 million for the year ended December 31, 2024, a decrease of $1.0 million. This decrease was primarily due to the timing of when costs were incurred for our appeal preparation of the Rimini II decision with the Ninth Circuit.

Interest expense. Interest expense increased from $5.5 million for the year ended December 31, 2023 to $6.3 million for the year ended December 31, 2024, an increase of $0.8 million. Interest expense increased primarily due to rising interest rates on our Credit Facilities, which increased from the effective interest rate of 8.2% for the year ended December 31, 2023 compared to an effective interest rate of 8.8% for the year ended December 31, 2024 under the term loan. In addition, we borrowed $15.0 million in October 2024 from our revolving line of credit, resulting in incremental interest expense of $0.2 million. Finally, we incurred $0.2 million of interest expense related to the Oracle attorneys' fees and costs noted above during the year ended December 31, 2024.

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Other income (expenses), net. For the year ended December 31, 2023, we had other income, net of $3.0 million as compared to other income, net of $1.8 million for the year ended December 31, 2024, a decline of $1.2 million. For the year ended December 31, 2023, other income, net of $3.0 million was comprised of gains from cash equivalents and investments of $3.7 million which were offset, in part, by foreign exchange losses of $0.3 million and other costs of $0.4 million. For the year ended December 31, 2024, net other income of approximately $1.8 million was comprised of gains from cash equivalents and investments of $3.6 million which were offset significantly by foreign exchange losses of approximately $1.2 million and other costs of $0.6 million. Income taxes. Income taxes changed from tax expense of $15.2 million for the year ended December 31, 2023 to a tax benefit of $0.4 million for the year ended December 31, 2024, a change of $15.5 million or 102%. This was primarily due to a decrease of income before taxes of $77.9 million in the current year period compared to the prior year period. Liquidity and Capital Resources Overview As of December 31, 2024, we had a working capital deficit of $68.3 million and we had an accumulated deficit of $238.5 million. We recorded net loss of $36.3 million for the year ended December 31, 2024 and net income of $26.1 million for the year ended December 31, 2023, respectively. Credit Facility On April 30, 2024, we refinanced our Original Credit Facility, which had an outstanding principal balance of $70.9 million, with a new five-year senior secured credit facility (“2024 Credit Facility”) consisting of a $75.0 million term loan and a $35.0 million revolving line of credit. As of December 31, 2024, we had outstanding term loan borrowings under our 2024 Credit Facility of $73.1 million. In addition, we had availability of $20.0 million under our new revolving line of credit as of December 31, 2024. We borrowed $15.0 million under the revolving line of credit on October 21, 2024. On October 22, 2024, we paid the full amount of the court ordered attorneys’ fees and costs in the Rimini II litigation, as discussed in Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report. We have a choice of interest rates under the 2024 Credit Facility between (a) SOFR and (b) Base Rate, in each case plus an applicable margin. The applicable margin remains the same as the Original Credit Facility and is based on our Consolidated Total Leverage Ratio (as defined in the 2024 Credit Facility) and whether we elect SOFR (ranging from 2.75% to 3.50%) or a Base Rate (ranging from 1.75% to 2.5%). Interest on the unused portion of the revolving credit line is at rates of between 25 to 40 basis points, depending on our Consolidated Total Leverage Ratio. Annual minimum principal payments over the five-year term for the 2024 Credit Facility are 5%, 5%, 7.5%, 7.5%, and 10%, respectively, with the remaining balance due at the end of the original term. The 2024 Credit Facility contains certain financial covenants, including a minimum fixed charge coverage ratio greater than 1.25, a total leverage ratio less than 3.75, and a minimum liquidity balance of at least $20 million in U.S. cash. We believe that we are in compliance with these financials covenants for the year ended December 31, 2024. Please refer to Note 5 to the Consolidated Financial Statements included in Part II, Item 8 of this Report for information regarding our 2024 Credit Facility. A key component of our business model requires that substantially all clients prepay us annually for the services we will provide over the following year or longer. As a result, we typically collect cash from our clients in advance of when the related service costs are incurred, which resulted in deferred revenue of $258.0 million that is included in current liabilities as of December 31, 2024. Therefore, we believe that working capital deficit is not as meaningful in evaluating our liquidity since the costs of fulfilling our commitments to provide services to clients are currently limited to approximately 39.1% of the related deferred revenue based on our gross profit percentage of 60.9% for the year ended December 31, 2024. For the next year, assuming that our operations are not significantly impacted by rising inflation, continued interest rate changes, other global economic or geopolitical uncertainties, or the litigation matters as disclosed in Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report, we believe that cash, cash equivalents and restricted cash of $89.2 million as of December 31, 2024, plus future cash flows from operating activities and our 2024 Credit Facility will be sufficient to meet our anticipated cash needs including working capital requirements, planned capital expenditures and our contractual obligations. Our future capital requirements depend on many factors, including client growth, number of employees, expansion of sales and marketing activities, and the introduction of new and enhanced services offerings. We may also enter -55-

into arrangements to acquire or invest in complementary businesses, services, technologies, or intellectual property rights in the future. We may choose to seek additional debt or equity financing to support these long-term capital requirements. In an economic downturn, we may also be unable to raise capital through debt or equity financings on terms acceptable to us or at all. Covenants in our 2024 Credit Facility could also have consequences on our operations, including restricting or delaying our ability to obtain additional financing, potentially limiting our ability to adjust to rapidly changing market conditions or respond to business opportunities. Additionally, in challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business and our liquidity requirements.

As discussed below in greater detail, for the year ended December 31, 2024, we utilized cash flows of $38.8 million from our operating activities. We believe our operating cash flows for the year ending December 31, 2024 will be sufficient to fund the portion of our contractual obligations that is not funded with existing capital resources.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023	Change
Net cash provided by (used in):			
Operating activities	$ (38,849)	$ 12,467	$ (51,316)
Investing activities	6,448	3,077	3,371
Financing activities	14,016	(6,892)	20,908

The effect of foreign currency translation was unfavorable by $8.2 million and $2.2 million for the years ended December 31, 2024 and 2023, respectively, due to unfavorable foreign exchange impacts related to foreign cash. For the year ended December 31, 2024, the unfavorable foreign currency impact was primarily related to our foreign cash held in Japan as the Japanese yen weakened against the U.S. dollar.

Cash Flows Provided by Operating Activities

A key component of our business model generally requires that customers prepay us annually for the services we will provide over the following year or longer. As a result, we collect cash in advance of the date when the vast majority of the related services are provided. For the years ended December 31, 2024 and 2023, cash flows used in and provided by operating activities amounted to $38.8 million and $12.5 million, respectively.

For the year ended December 31, 2024, cash flows utilized by operating activities amounted to $38.8 million. We recognized net loss of $36.3 million, non-cash expenses, net amounted to $8.6 million, and unfavorable changes in operating assets and liabilities, net were $11.2 million for the year ended December 31, 2024. The primary reason for the net loss for the year ended December 31, 2024 was due to the District Court awarding Oracle $58.2 million for attorneys' fees and $0.3 million in costs on September 23, 2024. In addition, we incurred interest expense of $0.2 million associated with the Oracle award during the three months ended December 31, 2024. We paid $58.5 million to Oracle in October 2024 and then later paid interest of $0.2 million in November 2024. These payments had a significant impact on our operating cash flows for the year ended December 31, 2024, resulting in us utilizing operating funds for the year ended December 31, 2024. For further information regarding our legal matters, please see Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Report for a discussion of developments in our litigation with Oracle.

For the year ended December 31, 2024, the non-cash expenses, net of $8.6 million were comprised of the following: stock-based compensation expense of $9.5 million, amortization and accretion related to ROU assets and liabilities of $4.6 million, depreciation and amortization expense of $3.6 million, accretion and amortization of debt discount and issuance costs of $0.8 million, and deferred tax provision benefit of $9.8 million.

For the year ended December 31, 2024, changes in operating assets and liabilities were unfavorable by $11.2 million to the operating cash flows due to several items. The first item was an unfavorable change of $15.2 million for accounts receivable as we collected $416.3 million of accounts receivable during the year ended December 31, 2024 compared to billings, net of $423.0 million, for the year ended December 31, 2024. As a result, our days sales outstanding for accounts receivable was 71 days as of December 31, 2024. Accrued compensation, benefits, commissions and other liabilities were also unfavorable to our operating cash flows for $6.0 million during the year ended December 31, 2024. This was primarily due to payments of $2.7

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million for paid time off related to our employee terminations due in part to our reorganization plan. In addition, we experienced a decline in commission payments of $1.4 million during the year ended December 31, 2024. Also, accounts payable had an unfavorable operating cash flow impact of $0.6 million during the year ended December 31, 2024. The unfavorable changes were offset by the following favorable changes. Prepaid expenses, deposits and other assets changed favorably by $6.1 million for the year ended December 31, 2024. The change in prepaid expenses, deposits and other assets was primarily due to a reduction of prepaid expense of $2.5 million related to our January 2024 sales event as there was no similar event in January 2025. In addition, we experienced a reduction in prepaid royalties and insurance of $2.6 million as we made fewer prepayments as of December 31, 2024. The favorable change in deferred contract costs of $2.3 million was due to capitalizing $17.2 million of commission costs and amortizing $19.6 million of these costs during the year ended December 31, 2024. Finally, our deferred revenue had a favorable impact on our operating cash flows of $2.2 million, primarily due to recognizing revenue of $428.8 million offset by recording billings, net of $423.0 million for the year ended December 31, 2024. For the year ended December 31, 2023, cash flows provided by operating activities amounted to $12.5 million. We recognized net income of $26.1 million, non-cash expenses, net amounted to $27.5 million, and unfavorable changes in operating assets and liabilities, net were $41.1 million for the year ended December 31, 2023. For the year ended December 31, 2023, the non-cash expenses, net of $27.5 million were comprised of the following: stock-based compensation expense of $12.5 million, amortization and accretion related to ROU assets and liabilities of $4.5 million, depreciation and amortization expense of $2.8 million, accretion and amortization of debt discount and issuance costs of $1.0 million, and deferred tax provision expense of $6.6 million. For the year ended December 31, 2023, changes in operating assets and liabilities were unfavorable by $41.1 million to the operating cash flows due to several items. The first item was an unfavorable change of $3.0 million for accounts receivable as we collected $421.0 million of accounts receivable during the year ended December 31, 2023 compared to billings, net of $418.5 million, for the year ended December 31, 2023. As a result, our days sales outstanding for accounts receivable was 71 days as of December 31, 2023. In addition, our deferred revenue had an unfavorable impact on our operating cash flows of $11.4 million, primarily due to recognizing revenue of $431.5 million offset by recording billings, net of $418.5 million for the year ended December 31, 2023. Also, accounts payable had an unfavorable operating cash flow impact of $2.0 million during the year ended December 31, 2023. Accrued compensation, benefits, commissions and other liabilities were also unfavorable to our operating cash flows for $17.8 million during the year ended December 31, 2023. This was primarily due to payments of $9.7 million for the Rimini I Injunction attorneys’ fees and costs settlement, of which we had accrued $6.9 million, $2.5 million related to our 2022 reorganization plan, and incremental professional fee payments of $5.6 million. Prepaid expenses, deposits and other assets changed unfavorably by $6.2 million and deferred contract costs of $0.8 million for the year ended December 31, 2023. The change in prepaid expenses, deposits and other assets of $6.2 million was primarily due to payments made for future sales and marketing activities, software, and insurance. The unfavorable change in deferred contract costs of $0.8 million was due to capitalizing $20.1 million of commission costs and amortizing $19.4 million of these costs during the year ended December 31, 2023. Cash Flows Used in Investing Activities Cash flows used in investing activities were primarily driven by investment purchases, investment sales and maturities, and capital expenditures for software development costs, computer equipment and leasehold improvements as we continued to invest in our business infrastructure and geographic locations. Cash provided by investing activities totaled $6.4 million and $3.1 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, cash provided by investing activities of $6.4 million consisted of proceeds from sales and maturities of short-term investments of $17.3 million, offset by investment purchases of $7.5 million and capital expenditures of $3.4 million. The capital expenditures of $3.4 million consisted primarily of $2.5 million for capitalized software development costs, new computer equipment, and leasehold improvements in our U.S. entity, and $0.9 million for computer equipment at our foreign locations, primarily in India of $0.3 million and Brazil of $0.3 million. For the year ended December 31, 2023, cash provided by investing activities of $3.1 million consisted of proceeds from sales and maturities of investments of $40.8 million, offset by investment purchases of $30.5 million and capital expenditures of $7.2 million. The capital expenditures of $7.2 million consisted primarily of $3.6 million for capitalized software development costs, new computer equipment, and furniture and fixtures in our U.S. entity, and $3.6 million for computer equipment at our foreign locations, primarily in India of $1.9 million, Brazil of $0.7 million, and Japan of $0.7 million. -57-

Cash Flows from Financing Activities

For the year ended December 31, 2024, cash provided by financing activities of $14.0 million was attributable to receiving proceeds of $15.0 million, under our 2024 Credit Facility's revolving line of credit, and $2.9 million, under our 2024 Credit Facility's term loan. These items were offset by principal payments of $3.6 million for 2024 Credit Facility's term loan and finance lease payments of $0.4 million.

For the year ended December 31, 2023, cash utilized in financing activities of $6.9 million was attributable to principal payments related to the Credit Facility of $5.6 million, payments to repurchase shares of Common Stock totaling $1.0 million and finance lease payments of $0.3 million. These cash uses were offset by proceeds of $0.1 million received from stock option exercises.

Foreign Subsidiaries

Our foreign subsidiaries and branches are dependent on our U.S.-based parent company for continued funding. We currently do not intend to repatriate any amounts that have been invested overseas back to the U.S.-based parent. The imposition of the Transition Tax set forth in the U.S. Tax Cuts and Jobs Act of 2017 may reduce or eliminate U.S. federal deferred taxes on the unremitted earnings of our foreign subsidiaries. However, we may still be liable for withholding taxes, state taxes, or other income taxes that might be incurred upon the repatriation of foreign earnings. We have not made any provision for additional income taxes on undistributed earnings of our foreign subsidiaries. As of December 31, 2024, we had cash and cash equivalents of $43.9 million in our foreign subsidiaries.

Contractual Obligations

The following table summarizes our contractual obligations on an undiscounted basis as of December 31, 2024 and the period in which each contractual obligation is due (in thousands):

	Year Ending December 31:						
	2025	2026	2027	2028	2029	Thereafter	Total
Credit Facility:							
Principal payments term loan	$ 3,750	$ 4,688	$ 5,625	$ 6,562	$ 52,500	$ —	$ 73,125
Principal payments revolving line of credit	—	—	—	—	15,000	—	15,000
Lease obligations:							
Operating	4,634	4,095	1,632	1,351	767	57	12,536
Financing	332	—	—	—	—	—	332
Purchase commitments	7,831	4,500	500	—	—	—	12,831
Other contracts	357	15	2	—	—	—	374
Total	$ 16,904	$ 13,298	$ 7,759	$ 7,913	$ 68,267	$ 57	$ 114,198

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that

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are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions. With respect to our significant accounting policies that are described in Note 2 to our Consolidated Financial Statements included in Item 8 of this Report, we believe that the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. Income Taxes and Valuation of Deferred Tax Assets We account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Significant judgment is required in determining income tax benefit or expense and in evaluating uncertainties under ASC 740. Deferred taxes are recorded for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when it is determined that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company’s deferred tax assets are primarily the result of U.S. federal net operating loss carryforwards (“NOLs”) and tax credit carryforwards. The realization of deferred tax assets is dependent upon on our ability to generate sufficient future taxable income during the periods in which those temporary differences become deductible, prior to the expiration of the tax attributes. The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and forecasting future profitability. We assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets within the applicable expiration period. While we believe that we have utilized a reasonable method to determine our deferred tax assets and the related release of our valuation allowance, should factors and conditions differ materially from those used by us, the actual realization of deferred tax assets could differ materially from the reported amounts. Loss Contingencies We are subject to various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If some amount within a range of probable loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of probable loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. If we determine that a loss is reasonably possible and the range of the loss is estimable, then we disclose the range of the possible loss if the upper end of the range is material. If we cannot estimate the range of loss, we will disclose the reason why it cannot estimate the range of loss, if there is a reasonable possibility that the amount of loss may be material. We regularly evaluate currently available information to determine whether an accrual is required, an accrual should be adjusted and if a range of possible loss should be disclosed. Recent Accounting Pronouncements From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by us as of the specified effective date. For additional information on recently adopted accounting standards, please refer to the section titled Recently Adopted Accounting Pronouncements under Note 2 to our Consolidated Financial Statements included in Item 8 of this Report. Recently Issued Accounting Standards Not Yet Adopted In December 2023, the FASB issued ASU 2023-09, “Income Taxes - Improvements to Income Tax Disclosures.” The guidance requires disaggregating income tax disclosures relating to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The implementation of this ASU will result in additional disclosures and will not have an impact on our Consolidated Financial Statements. In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," and in January 2025, the FASB issued ASU 2025-01, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date." ASU 2024-03 requires additional disclosure of the nature of expenses -59-

included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 on a prospective basis. Both early adoption and retrospective application are permitted. We are assessing the impact of the adoption of these standards on our Consolidated Financial Statements and related disclosures. Item 7A. Quantitative and Qualitative Disclosures about Market Risk Foreign Currency Exchange Risk We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar, primarily the Euro, British Pound Sterling, Brazilian Real, Australian Dollar, Indian Rupee and Japanese Yen. We generated between 47% and 51% of our revenue from our international business for the years ended December 31, 2024, 2023 and 2022. Increases in the relative value of the U.S. Dollar to other currencies may negatively affect our revenue, partially offset by a positive impact to operating expenses in other currencies as expressed in U.S. Dollars. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to revaluing certain current asset and current liability balances, including intercompany receivables and payables, which are denominated in currencies other than the functional currency of the entities in which they are recorded. While we have not engaged in the hedging of our foreign currency transactions to date, we evaluate the costs and benefits of entering into future hedge transactions for currencies other than the U.S. Dollar. As of December 31, 2024, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have impacted our income before income taxes by a plus or minus of $0.9 million in our Consolidated Statements of Operations and Comprehensive Income (Loss) and would have impacted the effect of foreign currency changes on cash by a plus or minus $4.6 million in our Consolidated Statement of Cash Flows. Interest Rate Risk Risk with Respect to Investments We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as any investments we enter into are primarily highly liquid investments. Variable Rate Debt In July 2021, we entered into the Credit Facility, which originally bore interest at LIBOR plus a margin ranging from 1.75% to 2.50%. Effective February 28, 2023, we amended our Credit Facility to implement certain changes in the reference rate from LIBOR to SOFR. Accordingly, we were previously exposed to market risk due to variable interest rates based on LIBOR and are currently exposed to market risk due to variable interest rates based on SOFR. As of December 31, 2024, we had $73.1 million of outstanding debt under the term loan and $15.0 million of outstanding debt under the revolving line of credit as part of our 2024 Credit Facility. As of this date, a reasonably possible hypothetical adverse change of 100 basis points in would have resulted in an increase of approximately $0.9 million in annual interest expense. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 and Note 5 of our Consolidated Financial Statements included in Part II, Item 8 of this Report for more information related to the Credit Facility. Inflation Risk With regards to inflation risk and other economic conditions, please refer to Item 1A. Risk Factors included in Part I of this Report. -60-

Item 8. Financial Statements and Supplementary Data TABLE OF CONTENTS Page Report of Independent Registered Public Accounting Firm 62 Financial Statements: Consolidated Balance Sheets 64 Consolidated Statements of Operations and Comprehensive Income (Loss) 65 Consolidated Statements of Stockholders’ Deficit 66 Consolidated Statements of Cash Flows 67 Notes to Consolidated Financial Statements 69 -61-

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors Rimini Street, Inc.: Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheets of Rimini Street, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. -62-

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involves our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of revenue contracts with non-standard provisions As discussed in Note 2 and Note 4 to the consolidated financial statements, the Company recognized $428.8 million in revenue which was primarily derived from the subscription-based software support revenue for the year ended December 31, 2024. A significant portion of the Company’s contracts contain non-standard provisions which require judgment to determine the appropriate accounting through the five-step framework prescribed by ASC Topic 606 – Revenue from Contracts with Customers. We identified the evaluation of revenue contracts with non-standard provisions related to subscription-based software support revenue as a critical audit matter. This matter required a higher degree of auditor judgment to assess whether non-standard provisions in contracts and amendments were appropriately evaluated by management. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company's subscription-based software support revenue processes that included identifying and evaluating non-standard contract provisions. We applied auditor judgment to determine the nature and extent of procedures to be performed over subscriptions-based software support revenue. For a selection of revenue transactions, we developed independent expectations of the revenue recognized based on the provisions in contracts and amendments and compared them to the amounts recorded by the Company. We also evaluated the overall sufficiency of the audit evidence over revenue by assessing the results of our procedures. /s/ KPMG LLP We have served as the Company’s auditor since 2016. Santa Clara, California February 27, 2025 -63-

RIMINI STREET, INC. Consolidated Balance Sheets (In thousands, except per share amounts) December 31, 2024 2023 ASSETS Current assets: Cash and cash equivalents $ 88,792 $ 115,424 Restricted cash 430 428 Accounts receivable, net of allowance of $653 and $656, respectively 130,784 119,430 Deferred contract costs, current 17,076 17,934 Short-term investments — 9,826 Prepaid expenses and other 19,194 25,647 Total current assets 256,276 288,689 Long-term assets: Property and equipment, net 9,891 10,496 Operating lease right-of-use assets 7,161 5,941 Deferred contract costs, noncurrent 22,084 23,559 Deposits and other 5,068 6,109 Deferred income taxes, net 68,583 59,002 Total assets $ 369,063 $ 393,796 LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT Current liabilities: Current maturities of long-term debt $ 3,093 $ 5,912 Accounts payable 5,275 5,997 Accrued compensation, benefits and commissions 33,586 38,961 Other accrued liabilities 20,688 18,128 Operating lease liabilities, current 3,967 4,321 Deferred revenue 257,983 263,115 Total current liabilities 324,592 336,434 Long-term liabilities: Long-term debt, net of current maturities 82,187 64,228 Deferred revenue, noncurrent 23,214 23,859 Operating lease liabilities, noncurrent 7,064 6,841 Other long-term liabilities 1,451 1,930 Total liabilities 438,508 433,292 Commitments and contingencies (Note 9) Stockholders’ deficit: Preferred stock, $0.0001 par value per share. Authorized 99,820 shares (excluding 180 shares of Series A Preferred Stock); no other series has been designated — — Common stock, $0.0001 par value. Authorized 1,000,000 shares; issued and outstanding 91,120 and 89,595 shares, respectively 9 9 Additional paid-in capital 177,533 167,988 Accumulated other comprehensive loss (7,389) (4,167) Accumulated deficit (238,482) (202,210) Treasury stock (1,116) (1,116) Total stockholders’ deficit (69,445) (39,496) Total liabilities and stockholders’ deficit $ 369,063 $ 393,796 The accompanying notes are an integral part of these consolidated financial statements. -64-

RIMINI STREET, INC. Consolidated Statements of Operations and Comprehensive Income (Loss) (In thousands, except per share amounts) Years Ended December 31, 2024 2023 2022 Revenue $ 428,753 $ 431,496 $ 409,662 Cost of revenue 167,731 162,513 152,385 Gross profit 261,022 268,983 257,277 Operating expenses: Sales and marketing 149,736 142,339 143,018 General and administrative 73,084 73,044 75,367 Impairment charges related to operating lease right-of-use assets — — 3,013 Reorganization costs 5,737 59 2,525 Litigation costs and related recoveries: Litigation expense 58,512 2,743 — Professional fees and other costs of litigation 6,081 7,033 25,654 Insurance costs and recoveries, net — — (389) Litigation costs and related recoveries, net 64,593 9,776 25,265 Total operating expenses 293,150 225,218 249,188 Operating income (loss) (32,128) 43,765 8,089 Non-operating expenses: Interest expense (6,305) (5,522) (4,271) Other income (expenses), net 1,790 2,989 (13) Income (loss) before income taxes (36,643) 41,232 3,805 Income tax benefit (expense) 371 (15,173) (6,285) Net income (loss) (36,272) 26,059 (2,480) Other comprehensive income: Foreign currency translation gain (loss) (3,257) 442 (2,480) Derivative instrument and other adjustments, net of tax 35 (414) 1,009 Comprehensive income (loss) $ (39,494) $ 26,087 $ (3,951) Net income (loss) attributable to common stockholders $ (36,272) $ 26,059 $ (2,480) Net income (loss) per share attributable to common stockholders - basic $ (0.40) $ 0.29 $ (0.03) Net income (loss) per share attributable to common stockholders - diluted $ (0.40) $ 0.29 $ (0.03) Weighted average number of shares of Common Stock outstanding - basic 90,503 89,073 87,672 Weighted average number of shares of Common Stock outstanding - diluted 90,503 89,536 87,672 The accompanying notes are an integral part of these consolidated financial statements. -65-

RIMINI STREET, INC.

Consolidated Statements of Stockholders' Deficit
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount					
Balances, December 31, 2021	87,107	$ 9	$ 149,234	$ (2,724)	$ (225,789)	$ (1,116)	$ (80,386)
Stock-based compensation expense	—	—	10,895	—	—	—	10,895
Exercise of stock options for cash	554	—	1,012	—	—	—	1,012
Restricted stock units vested	1,649	—	—	—	—	—	—
Issuance of Common Stock	60	—	—	—	—	—	—
Retired shares of Common Stock	(853)	—	(4,740)	—	—	—	(4,740)
Other comprehensive loss	—	—	—	(1,471)	—	—	(1,471)
Net loss	—	—	—	—	(2,480)	—	(2,480)
Balances, December 31, 2022	88,517	9	156,401	(4,195)	(228,269)	(1,116)	(77,170)
Stock-based compensation expense	—	—	12,522	—	—	—	12,522
Exercise of stock options for cash	57	—	79	—	—	—	79
Restricted stock units vested	1,194	—	—	—	—	—	—
Issuance of Common Stock	75	—	—	—	—	—	—
Retired shares of Common Stock	(248)	—	(1,014)	—	—	—	(1,014)
Other comprehensive income	—	—	—	28	—	—	28
Net income	—	—	—	—	26,059	—	26,059
Balances, December 31, 2023	89,595	9	167,988	(4,167)	(202,210)	(1,116)	(39,496)
Stock-based compensation expense	—	—	9,545	—	—	—	9,545
Restricted stock units vested	1,525	—	—	—	—	—	—
Other comprehensive loss	—	—	—	(3,222)	—	—	(3,222)
Net loss	—	—	—	—	(36,272)	—	(36,272)
Balances, December 31, 2024	91,120	$ 9	$ 177,533	$ (7,389)	$ (238,482)	$ (1,116)	$ (69,445)

The accompanying notes are an integral part of these consolidated financial statements.

-66-

RIMINI STREET, INC. Consolidated Statements of Cash Flows (In thousands) Years Ended December 31, 2024 2023 2022 CASH FLOWS FROM OPERATING ACTIVITIES: Net income (loss) $ (36,272) $ 26,059 $ (2,480) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Accretion and amortization of debt discount and issuance costs 765 973 973 Non-cash impairment charge — — 3,013 Amortization and accretion related to ROU assets 4,566 4,483 5,530 Stock-based compensation expense 9,545 12,522 10,895 Depreciation and amortization 3,596 2,827 2,504 Deferred income taxes (9,830) 6,645 (2,071) Other (1) 48 10 Changes in operating assets and liabilities: Accounts receivable, net (15,215) (2,978) 18,916 Prepaid expenses, deposits and other 6,051 (6,191) (6,616) Deferred contract costs 2,333 (767) (4,217) Accounts payable (613) (1,964) 2,396 Accrued compensation, benefits, commissions and other liabilities (5,975) (17,828) 2,849 Deferred revenue 2,201 (11,362) 3,196 Net cash provided by (used in) operating activities (38,849) 12,467 34,898 CASH FLOWS FROM INVESTING ACTIVITIES: Payment for purchase of short term investments (7,458) (30,525) (31,215) Proceeds from sales and maturities of short term investments 17,284 40,814 11,101 Capital expenditures (3,378) (7,212) (4,331) Net cash provided by (used in) investing activities 6,448 3,077 (24,445) CASH FLOWS FROM FINANCING ACTIVITIES: Payments of professional fees related to Common Stock issuances in March 2021 Offering — — (27) Proceeds from issuance of 2024 Credit Facility’s term loan 2,938 — — Proceeds from the 2024 Credit Facility’s revolving line of credit 15,000 — — Principal payments on borrowings (3,562) (5,625) (9,500) Payments to repurchase and retire Common Stock — (1,014) (4,740) Proceeds from exercise of employee stock options — 79 1,012 Principal payments on financing leases (360) (332) (313) Net cash provided by (used in) financing activities 14,016 (6,892) (13,568) Effect of foreign currency changes on cash (8,245) (2,234) (7,441) Net change in cash, cash equivalents and restricted cash (26,630) 6,418 (10,556) Cash, cash equivalents and restricted cash at beginning of year 115,852 109,434 119,990 Cash, cash equivalents and restricted cash at end of year $ 89,222 $ 115,852 $ 109,434 The accompanying notes are an integral part of these consolidated financial statements. -67-

RIMINI STREET, INC. Consolidated Statements of Cash Flows, Continued (In thousands) Years Ended December 31, 2024 2023 2022 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: Cash paid for interest $ 5,499 $ 4,532 $ 3,246 Cash paid for income taxes 3,374 4,926 2,789 SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: Increase in payables for capital expenditures $ 39 $ — $ — The accompanying notes are an integral part of these consolidated financial statements. -68-

NOTE 1 — BASIS OF PRESENTATION Nature of Business Rimini Street, Inc. was formed in the State of Nevada in 2005 (“RSI” or “predecessor”) and, through a merger in 2017 with a public company, became Rimini Street, Inc., a Delaware corporation (referred to as the “Company”, “we” and “us”), trading on the Nasdaq Global Market under the ticker symbol “RMNI”. The Company is a global provider of enterprise software support services. Its subscription-based software support products and services offer enterprise software licensees a choice of solutions that replace or supplement the support products offered by enterprise software vendors. NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES Consolidation The Consolidated Financial Statements, which include the accounts of the Company and its wholly-owned subsidiaries, are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. Liquidity As of December 31, 2024, the Company’s current liabilities exceeded its current assets by $68.3 million, and the Company recorded a net loss of $36.3 million for the year ended December 31, 2024. As of December 31, 2024, the Company had available cash, cash equivalents and restricted cash of $89.2 million. As of December 31, 2024, the Company’s current liabilities included $258.0 million of deferred revenue whereby the costs of fulfilling the Company’s commitments to provide services to its customers was approximately 39% of the related deferred revenue for the year ended December 31, 2024. On April 30, 2024, the Company amended its $90 million five-year term loan (the “Original Credit Facility”) into a new five- year term loan of $75 million (the 2024 Credit Facility,” and together with the Original Credit Facility, the “Credit Facilities”) . Annual minimum principal payments over the five year term for the 2024 Credit Facility are 5%, 5%, 7.5%, 7.5% and 10%, respectively, with the remaining balance due at the end of the term. See Note 5 for further information regarding the Company’s 2024 Credit Facility and the Original Credit Facility. Additionally, the Company is obligated to make operating and financing lease payments that are due within the next 12 months in the aggregate amount of $5.0 million. During the year ended December 31, 2024, the global economy continued to experience interest rate and inflationary pressures, geopolitical conflicts, global supply chain issues, a rise in energy prices and the continuing effects of fiscal and monetary policies adopted by governments. Assuming the Company’s ability to operate continues not to be significantly adversely impacted by the related changes in the macroeconomic environment, geopolitical pressures, or the litigation matters described in Note 9, the Company believes that current cash, cash equivalents, restricted cash, and future cash flow from operating activities and the 2024 Credit Facility will be sufficient to meet the Company’s anticipated cash needs, including Credit Facility repayments, working capital needs, capital expenditures and other contractual obligations for at least 12 months from the issuance date of these financial statements. Use of Estimates The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in its Consolidated Financial Statements and accompanying notes. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes are reasonable under the circumstances, to determine the carrying values of assets and liabilities that are not readily apparent from other sources. The Company’s significant accounting estimates include, but are not necessarily limited to, the allowance for doubtful accounts receivable, valuation assumptions for stock options, operating lease right-of-use assets and liabilities, deferred income taxes and the related valuation allowances, accretion of discounts on debt, and the evaluation and measurement of contingencies. To the extent there are material differences between the Company’s estimates and the actual results, the Company’s future consolidated results of operation may be affected. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -69-

Risks and Uncertainties Inherent in the Company’s business are various risks and uncertainties, including its rapidly changing industry. These risks include the Company’s ability to manage its rapid growth and its ability to attract new customers and expand sales to existing customers, risks related to litigation, as well as other risks and uncertainties. In the event that the Company does not successfully execute its business plan, certain assets may not be recoverable, certain liabilities may not be paid and investments in its capital stock may not be recoverable. The Company’s success depends upon the acceptance of its expertise in providing services, development of sales and distribution channels, and its ability to generate significant revenues and cash flows from the use of this expertise. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents and restricted cash at high-quality financial institutions, primarily in the United States of America. Deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. As of December 31, 2024 and 2023, the Company had cash and cash equivalents with a single financial institution for an aggregate of $32.0 million and $48.9 million, respectively. In addition, as of December 31, 2024, the Company had cash and cash equivalents with three other financial institutions totaling $44.9 million. The Company also had $0.4 million of restricted cash as of December 31, 2024. The Company has never experienced any losses related to these balances. Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company’s customer base and their dispersion across different geographies and industries. The Company performs ongoing credit evaluations on certain customers and generally does not require collateral on accounts receivable. The Company maintains reserves for potential bad debts, and historically such losses are generally not significant. Segments The Company operates as a single operating segment determines and discloses segment information in accordance with ASC 280, Segment Reporting (“ASC 280”). See Note 13 for further information regarding the Company’s segment information. Cash, Cash Equivalents and Restricted Cash All highly liquid investments purchased with an original maturity of three months or less that are freely available for the Company’s immediate and general business use are classified as cash and cash equivalents. Cash and cash equivalents consist primarily of demand deposits with financial institutions. The restricted cash consists of demand deposits that are pledged as collateral for corporate credit card debts. Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable is recorded at the invoiced amount when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. Accounts receivable is presented net of an allowance for doubtful accounts on the consolidated balance sheets. The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, the Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of customers, and general economic conditions. Account balances are charged off against the allowance when the Company believes that it is probable that the receivable will not be recovered. Actual write-offs may either be in excess or less than the estimated allowance. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -70-

Property and Equipment Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the following assets: Years Computer equipment 1 - 3 Furniture and fixtures 3 - 7 Capitalized software costs 3 - 7 Leasehold improvements Up to 8 years, not to exceed lease term Maintenance and repairs are expensed as incurred. Application development costs related to internal use software projects are capitalized and included in property and equipment. Preliminary planning activities and post implementation activities for internal use software projects are expensed as incurred. Construction-in-progress primarily consists of computer equipment and leasehold improvements that have not yet been placed into service for their intended use. Depreciation and amortization commence when assets are initially placed into service for their intended use. Deferred Contract Costs Costs incurred to obtain new client contracts and to extend existing client contracts are primarily comprised of sales commissions. Initial sales commissions are generally deferred and amortized over their estimated useful life, which is generally 4 years. We determined the period of benefit by taking into consideration the estimated life cycles for our customers, our technology and other factors. We recognized amortization expense related to deferred contract costs of $19.6 million, $19.4 million and $17.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”), which applies to all tax positions related to income taxes. Under ASC 740, tax benefits are recognized when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The Company recognizes interest and penalties accrued related to uncertain tax benefits as a component of income tax expense. Impairment of Long-lived Assets Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized only if the carrying amount of the long-lived assets is not recoverable and exceeds their fair value. The carrying amount of a long-lived asset is not recoverable if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. An impairment charge is recognized for the amount by which the carrying amount of the asset, or asset group, exceeds its fair value. The Company recognized an impairment charge of $3.0 million for the year ended December 31, 2022, related to two of its office leases as the Company ceased use of a portion of the office space due to increased remote work since the COVID-19 pandemic. There was no such impairment charge for the years ended December 31, 2024 and 2023, respectively. Debt Issuance Costs and Discounts Debt issuance costs are costs incurred to obtain new debt financing or modify existing debt financing and consist of incremental direct costs incurred for professional fees and due diligence services, including reimbursement of similar costs incurred by the lenders. Debt issuance costs are allocated proportionately between funded and unfunded portions of debt. Amounts paid to the RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -71-

lenders when a financing is consummated are a reduction of the proceeds and are treated as a debt discount. Debt issuance costs and discounts related to funded debt are presented in the accompanying consolidated balance sheet as a reduction in the carrying value of the debt and are accreted to interest expense using the effective interest method. Debt issuance costs related to unfunded debt is presented in the accompanying consolidated balance sheet as a long-term asset and are amortized using the straight-line method over the contractual term of the debt agreement. Unamortized deferred debt issuance costs are not charged to expense when the related debt becomes a demand obligation due to the violation of terms so long as it is probable that the lenders will either waive the violation or will agree to amend or restructure the terms of the indebtedness. If either circumstance is probable, the deferred debt issuance costs continue to be amortized over the remaining term of the initial amortization period. If it is not probable, the costs will be charged to expense. Debt discounts and issuance costs are collectively referred to as DDIC. Revenue Recognition Revenue is primarily derived from support services, and to a lesser extent, software licensing and related maintenance and professional services. Revenue is recognized when performance obligations, as stipulated in the contracts, are transferred to a customer for an amount that reflects the consideration the Company expects to receive in exchange for those support services and service contracts. This occurs when the contracts are executed by both parties, the rights and obligations of the parties are identified, payment terms are identified, the contracts have commercial substance and collectability of consideration is probable. The Company’s contracts generally do not contain any refund provisions other than in the event of our non-performance or breach. However, the Company’s contracts may include non-standard terms negotiated with each respective client that may impact the amount and timing of revenue recognized. The Company determines revenue recognition through the following steps: • Identification of the contract with the customer. • Identification of the performance obligations. • Determination of the transaction price. • Allocation of the transaction price to the performance obligations. • Recognition of revenue when the performance obligations are satisfied. Most of the Company’s contracts contain a single performance obligation for subscription support services. In a limited number of arrangements, the Company also licenses software and related maintenance services under term-based arrangements or provides professional services. The Company’s performance obligations are evaluated for whether they can be distinct or should be accounted for as one performance obligation and primarily consist of (i) subscription support services or (ii) professional services sold on a time and materials basis. The transaction price is generally the same as the contractual price. Typically, the structure of our arrangements do not give rise to variable consideration. However, in those instances where variable consideration should exist, the Company includes in its estimates, additional revenue for variable consideration when it has an enforceable right, the amount can be estimated reliably and its realization is probable. Subscription Services The Company’s subscription support services are part of a comprehensive support program that helps clients keep their software and systems running smoothly and in full legal compliance. Subscription support services include product support (fixes and installation support), security, advanced support (performance tuning and interoperability), strategic roadmap services (upgrade process), global tax, legal and regulatory services, global security, proactive support services, strategic roadmap services, device and user interface support and account management services. Subscription contracts are generally non-cancelable and do not contain general rights of return. The Company’s support subscription is viewed as a stand-ready performance obligation comprised of a series of distinct services that is satisfied ratably over time as the services are provided. A time-elapsed output method is used to measure progress as the Company’s efforts are expended evenly throughout the period given the nature of the promise is a stand-ready service. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -72-

Other Services Other services include both software licensing services and professional services. The Company’s software licensing includes both internally developed software licenses as well as third party licenses. The Company’s professional services consist of various consulting services, which include project oversight, minor software customization or enhancement, and testing of client-developed software customization. Services may be provided solely by the Company, by a partner of the Company, or in combination with the Company's partners. The Company’s professional services are generally provided under a separate statement of work from our subscription support services. Revenue is recognized as services are performed. Revenues generally include any taxes withheld by foreign customers and subsequently remitted to governmental authorities in those foreign jurisdictions. Foreign withholding taxes included in revenues amounted to $5.4 million, $4.7 million and $3.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Company typically invoices its customers before the start of the support period, in annual and multi-year installments. When revenue recognized on a contract exceeds billings, the Company records a contract asset. For the years ended December 31, 2024 and 2023, contract assets amounted to $1.3 million and $0.8 million, respectively, and are included in prepaid expenses and other on the consolidated balance sheets. Deferred revenue is a contract liability that consists of billings issued that are non-cancellable in advance of revenue recognition. Deferred revenue is recognized as the Company satisfies its performance obligations over the term of the contracted service period. The Company’s remaining performance obligations represent all future non-cancellable revenue under contract that has not yet been recognized as revenue, and includes deferred revenue and unbilled amounts. As of December 31, 2024, remaining performance obligations amounted to $587.9 million, of which $281.2 million was billed and recorded as deferred revenue. The Company expects to recognize revenue on approximately $258.0 million of the billed remaining performance obligations over the next 12 months, with the remaining deferred revenue balance recognized thereafter. Advertising Advertising costs are charged to sales and marketing expense in the period incurred. Advertising expenses were $1.7 million, $2.1 million and $1.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. Legal Costs Legal fees and costs are charged to general and administrative expense as incurred, other than legal fees and costs that are accounted for as deferred offering costs and debt issuance costs. Loss Contingencies The Company is subject to various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If some amount within a range of probable loss appears to be a better estimate than any other amount within the range, the Company accrues that amount. Alternatively, when no amount within a range of probable loss appears to be a better estimate than any other amount, the Company accrues the lowest amount in the range. If the Company determines that a loss is reasonably possible and the range of the loss is estimable, then the Company discloses the range of the possible loss if the upper end of the range is material. If the Company cannot estimate the range of loss, it will disclose the reason why it cannot estimate the range of loss, if there is a reasonable possibility that the amount of loss may be material. The Company regularly evaluates current information available to it to determine whether an accrual is required, an accrual should be adjusted and if a range of possible loss should be disclosed. Stock-Based Compensation The Company measures the cost of employee and director services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. The Company computes the fair value of options using the Black- Scholes-Merton (“BSM”) option pricing model. The Company recognizes the cost of the equity awards over the period that services are provided to earn the award, usually the vesting period. For restricted stock units (“RSUs”), including performance units (“PSUs”) subject to performance conditions, the fair value of these awards is equal to the fair value of the Company’s RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -73-

common stock on the date of grant. The PSU fair value is subject to the performance measures for those awards based on the level of achievement. Stock-based compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. Stock-based compensation expense is recognized based on awards ultimately expected to vest whereby estimates of forfeitures are based upon historical experience. Foreign Currency The Company’s reporting currency is the U.S. Dollar, while the functional currencies of its foreign subsidiaries are their respective local currencies. The asset and liability accounts of the foreign subsidiaries are translated from their local currencies at the exchange rates in effect on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the period. Gains and losses resulting from the translation of the subsidiary balance sheets are recorded net of tax as a component of accumulated other comprehensive loss. Gains and losses from foreign currency transactions are recorded in other income and expense in the consolidated statements of operations and comprehensive loss. The tax effect has not been material to date. Earnings (Loss) Per Common Share Basic net income (loss) per common share is computed by dividing the net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for each period presented. Diluted net income per common share is computed using the treasury stock method by giving effect to the exercise of all potential shares of Common Stock, including stock options, restricted stock and warrants to the extent dilutive. Reclassification of Prior Year Amounts Prior year amounts of ROU assets for Brazil have been reclassified from Rest of World for consistency with the current year presentation. This reclassification had no effect on the Consolidated Financial Statements. Recently Adopted Accounting Pronouncements The following accounting standards were adopted during the fiscal year 2024: In November 2023, the FASB issued ASU 2023-07, “Segment Reporting - Improvements to Reportable Segment Disclosures.” The guidance expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance for the year ending December 31, 2024. See Note 13 for further information regarding the Company’s segment information. NOTE 3 — LEASES Operating Leases The Company has operating leases for real estate and equipment with an option to renew the leases in the range of one month to five years. Some of the leases include the option to terminate the leases upon a specified notice period with a penalty. The Company’s leases have various remaining lease terms ranging from three months to sixty-two months. The Company’s lease agreements may include renewal or termination options for varying periods that are generally at the Company’s discretion. The Company’s lease terms only include those periods related to renewal options the Company believes are reasonably certain to exercise. The Company generally does not include these renewal options as it is not reasonably certain to renew at the lease commencement date. This determination is based on consideration of certain economic, strategic and other factors that the Company evaluates at lease commencement date and reevaluates throughout the lease term. Some leases also include options to terminate the leases and the Company only includes those periods beyond the termination date if it is reasonably certain not to exercise the termination option. The Company uses a discount rate to calculate the ROU asset and lease liability. As most of the Company’s leases do not provide an implicit rate, the Company uses an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -74-

Some leasing arrangements require variable payments that are dependent on usage or may vary for other reasons, such as payments for insurance and tax payments. The variable portion of lease payments is not included in the Company’s ROU assets or lease liabilities. Rather, variable payments, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred and are included in lease expenses recorded in selling and administrative expenses on the Consolidated Statements of Operations. The Company has lease agreements with both lease and non-lease components that are treated as a single lease component for all underlying asset classes. Accordingly, all expenses associated with a lease contract are accounted for as lease expenses. The Company has elected to apply the short-term lease exception for all underlying asset classes. That is, leases with a term of 12 months or less are not recognized on the balance sheet, but rather expensed on a straight-line basis over the lease term. The Company’s leases do not include significant restrictions or covenants, and residual value guarantees are generally not included within its operating leases. As of December 31, 2024, the Company did not have any additional material operating leases that have not yet commenced. The components of operating lease expense and supplemental balance sheet information for the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands): 2024 2023 2022 Operating lease expense related to ROU assets and liabilities $ 4,566 $ 4,483 $ 5,530 Other lease expense 695 512 838 Total lease expense $ 5,261 $ 4,995 $ 6,368 Other information related to leases as of December 31, was as follows (in thousands): Supplemental Balance Sheet Information 2024 2023 Operating lease right-of-use assets, noncurrent $ 7,161 $ 5,941 Operating lease liabilities, current $ 3,967 $ 4,321 Operating lease liabilities, noncurrent 7,064 6,841 Total operating lease liabilities $ 11,031 $ 11,162 Weighted Average Remaining Lease Term Years Operating Leases 3.1 Weighted Average Discount Rate Operating Leases 8.6 % Maturities of operating lease liabilities as of December 31, 2024 were as follows (in thousands): Years Ending December 31: 2025 $ 4,634 2026 4,095 2027 1,632 2028 1,351 2029 767 Thereafter 57 Total future undiscounted lease payments 12,536 Less imputed interest (1,505) Total $ 11,031 RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -75-

For the years ended December 31, 2024 and 2023, the Company paid $5.7 million and $5.5 million, respectively, for operating leases. Finance Leases The Company has entered into various financing lease agreements for certain computer equipment, with one lease agreement outstanding as of December 31, 2024. The remaining lease term is 9 months with an annual implied interest rate of 7.9%. As of December 31, 2024, the future annual minimum lease payments under financing lease obligations are as follows (in thousands): Years ending December 31: 2025 $ 332 Thereafter — Total minimum lease payments 332 Less amounts representing interest (10) Present value of minimum lease payments 322 Less current portion, included in accrued expenses (322) Long-term obligation, included in other long-term liabilities $ — As of December 31, 2024 and 2023, the gross value of leased equipment (included as a component of property and equipment on the consolidated balance sheets) was $5.0 million and was fully depreciated, respectively. NOTE 4 — OTHER FINANCIAL INFORMATION Cash, cash equivalents and restricted cash As of December 31, 2024 and 2023, cash, cash equivalents and restricted cash were as follows (in thousands): 2024 2023 Cash and cash equivalents $ 88,792 $ 115,424 Restricted cash 430 428 Total cash, cash equivalents and restricted cash $ 89,222 $ 115,852 Allowance for Doubtful Accounts Activity in the allowance for doubtful accounts is set forth below for the years ended December 31, 2024, 2023 and 2022 (in thousands): 2024 2023 2022 Allowance, beginning of year $ 656 $ 723 $ 576 Provisions 512 209 218 Write offs, net of recoveries (515) (276) (71) Allowance, end of year $ 653 $ 656 $ 723 Prepaid Expenses and Other Current Assets RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -76-

As of December 31, 2024 and 2023, prepaid expenses and other current assets consisted of the following (in thousands): 2024 2023 Prepaid expenses and deposits $ 11,942 $ 17,514 Foreign tax refunds receivable 2,846 3,228 Other 4,406 4,905 Total $ 19,194 $ 25,647 Property and Equipment As of December 31, 2024 and 2023, property and equipment consisted of the following (in thousands): 2024 2023 Computer equipment $ 19,923 $ 18,838 Furniture and fixtures 2,993 2,864 Capitalized software costs 4,784 3,937 Leasehold improvements 2,674 1,373 Construction-in-progress 822 1,715 Total property and equipment 31,196 28,727 Less accumulated depreciation (21,305) (18,231) Property and equipment, net $ 9,891 $ 10,496 Depreciation expense was $3.6 million, $2.8 million and $2.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. Deferred Contract Costs Activity for deferred contract costs for the years ended December 31, 2024 and 2023 consisted of the following (in thousands): 2024 2023 Deferred contract costs, current and noncurrent as of the beginning of the period $ 41,493 $ 40,726 Capitalized commissions during the period 17,227 20,144 Amortized deferred contract costs during the period (19,560) (19,377) Deferred contract costs, current and noncurrent, as of the end of the period $ 39,160 $ 41,493 Other Accrued Liabilities, including Accrued Reorganization Costs As of December 31, 2024 and 2023, other accrued liabilities consisted of the following (in thousands): 2024 2023 Accrued sales and other taxes $ 8,137 $ 7,963 Accrued professional fees 3,857 3,551 Accrued reorganization costs 1,052 — Current maturities of capital lease obligations 322 360 Income taxes payable 1,771 1,771 Accrued litigation settlement costs 201 82 Other accrued expenses 5,348 4,401 Total other accrued liabilities $ 20,688 $ 18,128 During the second quarter of 2024, the Company began a process to optimize its cost structure. The reorganization activity for the years ended December 31, 2024 and 2023 consisted of the following (in thousands): RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -77-

2024 2023 Accrued reorganization costs, as of the beginning of period $ — $ — Charges 5,737 59 Cash Payments (4,683) (59) Foreign currency impact (2) — Accrued reorganization costs, as of the end of period $ 1,052 $ — Deferred Revenue Activity for deferred revenue for the years ended December 31, 2024 and 2023 consisted of the following (in thousands): 2024 2023 Deferred revenue, current and noncurrent, as of the beginning of the period $ 286,974 $ 299,921 Billings, net 422,976 418,549 Revenue recognized (428,753) (431,496) Deferred revenue, current and noncurrent, as of the end of the period $ 281,197 $ 286,974 Other Income (Expenses), Net For the years ended December 31, 2024, 2023 and 2022, other expenses, net consisted of the following (in thousands): 2024 2023 2022 Interest and other income $ 3,593 $ 3,701 $ 228 Foreign currency gain (loss) (1,221) (330) 12 Other expenses (582) (382) (253) Total other income (expenses), net $ 1,790 $ 2,989 $ (13) NOTE 5 — DEBT Debt is presented net of debt discounts and issuance costs on the Company’s balance sheets. As of December 31, 2024 and December 31, 2023, debt consisted of the following (in thousands): 2024 2023 Term loan $ 70,280 $ 70,140 Revolving line of credit 15,000 — Less current maturities (3,093) (5,912) Long-term debt, net of current maturities $ 82,187 $ 64,228 For the years ended December 31, 2024, 2023 and 2022, the Company made quarterly principal payments totaling $3.6 million, $5.6 million and $4.5 million, respectively. On May 31, 2022, the Company also prepaid $5.0 million of indebtedness outstanding under its Credit Facility with no prepayment penalty. On April 30, 2024, the Company refinanced its Original Credit Facility, which had an outstanding principal balance of $70.9 million, with the 2024 Credit Facility, a new five-year senior secured credit facility consisting of a $75.0 million term loan and a $35.0 million revolving line of credit. For the term loan, the Company has a choice of interest rates between (a) the Secured Overnight Financing Rate (“SOFR”) and (b) a Base Rate (as defined in the 2024 Credit Facility), in each case plus an applicable margin. The applicable margin is based RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -78-

on the Company’s Consolidated Total Leverage Ratio (as defined in the 2024 Credit Facility) and whether the Company elects SOFR (ranging from 2.75% to 3.5%) or Base Rate (ranging from 1.75% to 2.5%). Annual minimum principal payments over the five-year term for the 2024 Credit Facility are 5%, 5%, 7.5%, 7.5%, and 10%, respectively, with the remaining balance due at the end of the term. For the years ended December 31, 2024 and 2023, the effective interest rate under the term loans for both the 2024 Credit Facility and the Original Credit Facility was 8.8% and 8.2%, respectively. For the revolving line of credit, the Company has a choice of interest rates between (a) the Secured Overnight Financing Rate (“SOFR”) and (b) a Base Rate (as defined in the 2024 Credit Facility), in each case plus an applicable margin. The applicable margin is based on the Company’s Consolidated Total Leverage Ratio (as defined in the 2024 Credit Facility) and whether the Company elects SOFR (ranging from 2.75% to 3.5%) or Base Rate (ranging from 1.75% to 2.5%). The revolving line of credit bears interest on the unused portion of the credit line at rates of 25 to 40 basis points, depending on the Company’s Consolidated Total Leverage Ratio. For the year ended December 31, 2024, the average interest rate under the revolving line of credit under the 2024 Credit Facility was 7.5%. The refinancing was accounted for as a debt modification under ASC 470-50 as the terms of the 2024 Credit Facility were not substantially different than the terms of the Original Credit Facility. Under debt modification accounting, third party costs are expensed as incurred. During the year ended December 30, 2024, the Company expensed $0.2 million in third party transaction costs in connection with the modification. Fees paid to the creditor of $1.1 million were included with the remaining unamortized discount from the Original Credit Facility and are being amortized as an adjustment to interest expense over the remaining term of the 2024 Credit Facility. Pursuant to a Guaranty and Security Agreement, dated April 30, 2024, among the Credit Parties (as defined in the 2024 Credit Facility) and Capital One, National Association, as agent (the “2024 Guaranty and Security Agreement”), the obligations under the 2024 Credit Facility are guaranteed by certain of the Company’s subsidiaries and are secured, subject to customary permitted liens and exceptions, by a lien on substantially all assets of the Credit Parties. The 2024 Credit Facility contains certain financial covenants, including a minimum fixed charge coverage ratio greater than 1.25, a total leverage ratio less than 3.75, and a minimum liquidity balance of at least $20 million in U.S. cash. In February 2023, the Company amended its Original Credit Facility. The amendment implemented, among other things, certain changes in the reference rate from the London Interbank Offered Rate (“LIBOR”) to SOFR. The fair value of the term loan under the 2024 Credit Facility was $73.9 million (Level 2 inputs) as of December 31, 2024 compared to the carrying value of $70.3 million as of December 31, 2024. The fair value of the term loan under the Original Credit Facility was $73.1 million (Level 2 inputs) as of December 31, 2023 compared to the carrying value of $72.3 million as of December 31, 2023. Effective April 30, 2024, the Company’s interest rate swap agreement was amended in connection with the 2024 Credit Facility to match the new five-year term. The new interest rate swap agreement has a notional value of $40.0 million, with a fixed payer SOFR rate of 3.71% and an initial floating SOFR rate of 5.32%. The floating rate is reset at each month end and the term of the interest rate swap agreement coincides with that of the 2024 Credit Facility. See Note 12 for further information regarding the fair value accounting for the interest rate swap agreement. The modification of the interest rate swap agreement did not have a material impact on the Company’s Consolidated Financial Statements. Under the 2024 Credit Facility, the Company has $20.0 million in available borrowings under the revolving line of credit as of December 31, 2024. On October 21, 2024, the Company borrowed $15.0 million under the revolving line of credit, which remained outstanding as of December 31, 2024. Interest Expense RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -79-

The components of interest expense for the years ended December 31, 2024, 2023 and 2022 are presented below (in thousands): 2024 2023 2022 Credit Facilities: Interest expense under term loan $ 5,032 $ 4,475 $ 3,205 Accretion expense related to discount and issuance costs under the term loan 765 973 973 Interest expense under revolving line of credit 223 — — Interest for other items 285 74 93 Total interest expense $ 6,305 $ 5,522 $ 4,271 NOTE 6 — CAPITAL STRUCTURE Preferred Stock Upon completion of the Delaware Domestication discussed in Note 1, the Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share in one or more series. The Company’s board of directors is authorized to establish the voting rights, if any, designations, powers, preferences, special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors had authorized the issuance of up to 180,000 shares of Series A Preferred Stock. All shares of the Series A Preferred Stock had been redeemed as of July 20, 2021. Common Stock As of December 31, 2024 and 2023, the Company is authorized to issue up to 1,000,000,000 shares of Common Stock, with a par value of $0.0001 per share. Holders of the Company’s shares of Common Stock are entitled to one vote for each share. Common Stock Retired On May 28, 2022, the Board of Directors authorized an increase to the Company’s previously announced Common Stock repurchase program to increase the value of the shares that could be acquired by the Company from up to $15.0 million over two years to up to $50.0 million over the next four years, subject to compliance with the Company’s Credit Facility, provided that all other applicable conditions and legal requirements are satisfied. On February 27, 2022, the Board of Directors approved the adoption of a stock repurchase program to acquire up to $15.0 million of the Company’s Common Stock both on the open market and in privately negotiated transactions, including through Rule 10b5-1 plans, through March 4, 2024, subject to compliance with the Company’s Credit Facility, which was amended effective January 14, 2022 to increase the aggregate value of the shares of Common Stock that could be acquired by the Company to no greater than $15.0 million during the term of the Credit Facility, provided that all other applicable conditions and legal requirements are satisfied. For the year ended December 31, 2024, the Company did not acquire any shares of Company Stock. For the year ended December 31, 2023, the Company acquired an aggregate 0.2 million shares of Common Stock on the open market at a total cost of $1.0 million. For the year ended December 31, 2022, the Company acquired an aggregate 0.9 million shares of Common Stock on the open market at a total cost of $4.7 million. Upon completion of all repurchase transactions, the associated shares of Common Stock were retired. NOTE 7 — STOCK-BASED COMPENSATION AND WARRANTS Overview of Equity Incentive Plans In October 2013, the Company established the 2013 Equity Incentive Plan, as amended and restated in July 2017 (the “2013 Plan”) that provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units (“PSUs”). As of December 31, 2024, the Company had stock options of approximately 9.6 million shares, RSUs of approximately 4.8 million shares and PSUs of 0.8 million shares outstanding under the 2013 Plan. As of December 31, 2024, there are approximately 5.4 million shares available for future grants. The 2013 Plan will expire on July 31, 2027. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -80-

RIMINI STREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2013 Plan provides for stock options to be granted to employees and directors at an exercise price not less than 100% of the fair value at the grant date. The options granted generally have a maximum term of 10 years from grant date and are exercisable upon vesting. Option granted to employees generally vest as to one-third of the shares subject to the award on each anniversary of the designated vesting commencement date, which may precede the grant date of such award. Options granted to directors generally vest for all of the shares one year after the grant date.

On the first day of each fiscal year beginning in 2018, the 2013 Plan provides that the number of authorized shares available for issuance will increase in an amount equal to the lesser of (i) 4.8 million shares, (ii) 4% of the outstanding shares of all classes of the Company's Common Stock as of the last day of the immediately preceding fiscal year; or (iii) such other amount as the Company's Board of Directors may determine. The Board of Directors approved an increase in the authorized shares of 3.6 million shares on February 26, 2025.

Stock Options

The following table sets forth the summary of stock option activity under the Company's Stock Plans for the years ended December 31, 2024, 2023 and 2022, (shares in thousands):

	2024			2023			2022		
	Shares	Price (1)	Term (2)	Shares	Price (1)	Term (2)	Shares	Price (1)	Term (2)
Outstanding, beginning of year	7,800	$ 5.77		6,994	$ 6.17		6,824	$ 5.92	
Granted	3,462	2.66		2,043	4.13		1,352	5.58	
Forfeited	(396)	4.68		(336)	5.84		(434)	5.94	
Expired	(1,303)	5.81		(844)	5.44		(194)	5.96	
Exercised	—	—		(57)	1.38		(554)	1.83	
Outstanding, end of year (3)(4)	9,563	4.68	6.9	7,800	5.77	5.9	6,994	6.17	5.5
Vested, end of year (3)	4,772	6.22	4.6	4,744	6.36	4.1	4,754	6.17	4.0

(1) Represents the weighted average exercise price.

(2) Represents the weighted average remaining contractual term until the stock options expire.

(3) As of December 31, 2024, 2023 and 2022, the aggregate intrinsic value of stock options outstanding was $0.2 million, $0.1 million, and $0.2 million, respectively. As of December 31, 2024, 2023 and 2022, the aggregate intrinsic value of vested stock options was $2 thousand, $5 thousand and $0.2 million, respectively.

(4) The number of outstanding stock options that are not expected to ultimately vest due to forfeiture amounted to 0.9 million shares as of December 31, 2024.

The following table presents the total number of shares available for grant under the 2013 Plan for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	2024	2023	2022
Available, beginning of year	8,481	7,543	4,324
Stock options granted	(3,462)	(2,043)	(1,352)
RSUs and PSUs granted	(5,372)	(2,113)	(893)
Expired options under Stock Plans	1,303	844	194
Forfeited options under Stock Plans	396	336	434
Forfeited RSUs and PSUs under Stock Plans	449	200	559
Shares issued	—	(75)	(60)
Shares repurchased	—	248	853
Newly authorized by Board of Directors	3,584	3,541	3,484
Available, end of year	5,379	8,481	7,543

-81-

Fair Value of Stock Options The fair value of each stock option grant under the Stock Plans was estimated on the date of grant using the BSM option-pricing model, with the following weighted-average assumptions for the years ended December 31, 2024, 2023 and 2022: 2024 2023 2022 Expected life (in years) 6.0 6.0 6.0 Volatility 65% 56% 46 % Dividend yield — % — % — % Risk-free interest rate 4.3% 3.8% 2.7 % The BSM model requires various highly subjective assumptions that represent management’s best estimates of the fair value of the Company’s Common Stock, volatility, risk-free interest rates, expected term, and dividend yield. The Common Stock option value is based on the Company’s closing market price on the date of grant. The expected term represents the weighted-average period that options granted are expected to be outstanding giving consideration to vesting schedules. Since the Company does not have an extended history of actual exercises, the Company has estimated the expected term using a simplified method which calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. The Company has never declared or paid cash dividends and does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero. The risk-free interest rate is based on U.S. Treasury rates in effect during the expected term of the grant. The expected volatility is based on historical volatility of publicly-traded peer companies. There were no stock option exercises for the year ended December 31, 2024. The intrinsic value of the vested employee options exercised during the years ended December 31, 2023 and 2022 was $0.2 million and $1.9 million, respectively. The weighted- average grant date fair value per share of employee options granted for the years ended December 31, 2024, 2023 and 2022 was $1.66, $2.30 and $2.64, respectively. As of December 31, 2024, 2023 and 2022, total unrecognized compensation cost related to unvested stock options was $5.7 million, $4.6 million and $4.1 million, respectively. The remaining unrecognized costs are expected to be recognized on a straight-line basis over a weighted-average period of approximately 2.28 years. Restricted Stock Units For the year ended December 31, 2024, the Board of Directors granted RSUs under the 2013 Plan for an aggregate of approximately 4.3 million shares of Common Stock to non-employee members of the Board of Directors, officers and employees of the Company. These RSUs vest over periods ranging from 12 to 36 months from the respective grant dates and the awards are subject to forfeiture upon termination of employment or service on the Board of Directors. Based on the weighted average fair market value of the Common Stock of $2.64 per share on the date of grant, the aggregate fair value for the shares underlying the RSUs amounted to $11.3 million as of the grant date that is being recognized as compensation cost over the vesting period. Accordingly, compensation expense of $5.1 million, $7.4 million and $8.2 million was recognized for the years ended December 31, 2024, 2023 and 2022, respectively. The unrecognized portion of $8.7 million is expected to be charged to expense on a straight-line basis as the RSUs vest over a weighted-average period of approximately 2.33 years. Performance Units Under the 2024 Long-Term Incentive Plan, the Company granted 0.8 million PSUs with a fair market value of $2.47 on May 6, 2024. The PSUs were measured over a performance period beginning on January 1, 2024 and ending on December 31, 2024 (the “Performance Period”), but will remain subject to a continued service-based vesting requirement. Half of the PSUs awarded are eligible to vest based on the Company’s achievement against a target adjusted EBITDA goal for fiscal year 2024, and the remaining half of the PSUs awarded will be eligible to vest based on the Company’s achievement against a target total revenue goal for fiscal year 2024. The ultimate number of PSUs that may vest (as calculated, the “Earned PSUs”) range from zero to 200% of the granted PSUs. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -82-

RIMINI STREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the 2023 Long-Term Incentive Plan, the Company granted 0.6 million PSUs on April 3, 2023 with a fair market value of $3.93 at the time of the grant. The Earned PSUs under the April 3, 2023 grant were earned at 151% which resulted in a grant of 0.3 million PSUs on April 3, 2024. Under the terms of the 2023 LTI Plan, the Earned PSUs vest in equal annual installments on the first, second and third anniversaries of the Date of Grant, generally subject to the awardee continuing to be a Service Provider through the applicable vesting date.

The Company recognized compensation expense related to PSUs of $1.5 million and $1.5 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the unrecognized expense of $0.9 million net of forfeitures is expected to be charged to expense on a graded basis as the PSUs vest over a weighted-average period of approximately 1.89 years.

Stock-Based Compensation Expense

The aggregate stock-based compensation expense for stock options, RSUs and PSUs for the years ended December 31, 2024, 2023 and 2022 is classified as follows (in thousands):

	2024	2023	2022
Cost of revenues	$ 1,756	$ 1,972	$ 2,052
Sales and marketing	2,208	2,844	3,146
General and administrative	5,581	7,706	5,697
Total	$ 9,545	$ 12,522	$ 10,895

Employee Stock Purchase Plan

At the Annual Meeting of Stockholders held on June 7, 2018, the Company's stockholders approved the Rimini Street, Inc. 2018 Employee Stock Purchase Plan (the "ESPP"). The ESPP provides for the purchase by employees of up to an aggregate of 5.0 million shares of Common Stock. The purchase price per share at which shares are sold in an offering period under the ESPP will be equal to the lesser of 85% of the fair market value of the shares (i) on the first trading day of the offering period, or (ii) on the purchase date (i.e., the last trading day of the offering period). Offering periods will consist of two six-month periods generally commencing twice each calendar year. The purpose of the ESPP is to provide an opportunity for eligible employees of the Company to purchase shares of the Company at a discount through voluntary contributions from such employees' eligible pay, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such employees and the Company's stockholders. Through December 31, 2024, no offering period under the ESPP had commenced and no shares of Common Stock have been issued under the ESPP.

Outstanding Warrants

As of December 31, 2024, warrants were outstanding for an aggregate of 3.4 million shares of Common Stock and were exercisable at $5.64 per share. The Company's remaining outstanding warrants are currently exercisable. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. A summary of the terms of outstanding warrants and the number of shares of RMNI Common Stock issuable upon exercise, is presented below as of December 31, 2024 and 2023 (in thousands, except per share amounts):

Description	Issuance Date	Expiration Date	Exercise Price	Number of Shares 2024	Number of Shares 2023
Origination Agent Warrant	October 2017	June 2026 (1)	$ 5.64	3,440	3,440 (2)

(1) The expiration date for the Origination Agent Warrant is the earlier to occur of the stated expiration date or the date when the Company experiences a change of control.

(2) The Origination Agent Warrant was issued upon consummation of the Mergers discussed in Note 1 and resulted in the elimination of the redemption features associated with two warrants issued in 2016.

NOTE 8 — INCOME TAXES

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RIMINI STREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022, income (loss) before income taxes was as follows (in thousands):

	2024	2023	2022
Domestic	$ (50,316)	$ 29,299	$ (9,012)
International	13,673	11,933	12,817
	$ (36,643)	$ 41,232	$ 3,805

For the years ended December 31, 2024, 2023 and 2022, the reconciliation between the income tax benefit computed by applying the statutory U.S. federal income tax rate to the pre-tax income before income taxes and total income taxes recognized in the financial statements was as follows (in thousands):

	2024	2023	2022
Income tax (expense) benefit at statutory U.S. federal rate	$ 7,695	$ (8,658)	$ (799)
Income tax benefit attributable to U.S. states, net	112	491	53
Permanent differences:			
Non-deductible expenses	(329)	(116)	(206)
Stock-based compensation	(1,275)	(1,666)	(796)
Other	(328)	543	600
Global intangible low taxed income	(170)	(40)	(206)
Foreign rate differential and foreign tax credits	(499)	(600)	(868)
Foreign withholding taxes	(5,422)	(4,679)	(3,495)
Other	512	(464)	(650)
Decrease in valuation allowance	75	16	82
Total income tax (expense) benefit	$ 371	$ (15,173)	$ (6,285)

For tax years beginning after January 1, 2018, Global Intangible Low Tax Income (GILTI) requires companies to report income from its foreign subsidiaries that exceeds 10% of the calculated deemed tangible return on its fixed assets. The Company determined the tax effect (before valuation allowance) of the GILTI income inclusion for the year ended December 31, 2024 was $0.8 million.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method") or (2) factoring such amounts into a company's measurement of its deferred taxes (the "deferred method"). The Company has elected to treat GILTI as a current period expense and will not record GILTI deferred taxes.

For the years ended December 31, 2024, 2023 and 2022, income taxes consisted of the following (in thousands):

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2024 2023 2022 Current income tax expense: Federal $ — $ — $ — State (261) (282) (273) Foreign (9,198) (8,246) (8,083) Total current income tax expense (9,459) (8,528) (8,356) Deferred income tax (expense) benefit: Federal 9,248 (7,477) 1,336 State 419 734 155 Foreign 163 98 580 Total deferred income tax (expense) benefit 9,830 (6,645) 2,071 Total (provision) benefit for income taxes $ 371 $ (15,173) $ (6,285) As of December 31, 2024 and 2023, the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands): 2024 2023 Deferred income tax assets: Net operating loss carryforwards $ 42,155 $ 29,915 Deferred revenue 4,005 6,585 Accounts payable and accrued expenses 13,302 15,449 Stock-based compensation 918 1,442 Operating lease liabilities 1,888 1,999 Tax credit carryforwards 230 305 Other 4,197 2,689 Foreign deferred assets 2,012 2,234 Business interest carryforwards 13,821 12,938 Gross deferred income tax assets 82,528 73,556 Valuation allowance for deferred income tax assets (225) (300) Net deferred income tax assets 82,303 73,256 Deferred income tax liabilities: Deferred contract costs (9,102) (10,002) Operating lease right-of-use assets (966) (733) Other (3,652) (3,519) Deferred tax assets, net $ 68,583 $ 59,002 Net deferred tax assets consist of U.S. and foreign net deferred tax assets which are expected to be realized in the future, and that are included in long-term assets in the accompanying consolidated balance sheets. For the years ended December 31, 2024 and 2023, the change in the valuation allowance was a net decrease of $0.1 million and $16 thousand, respectively. The valuation allowance for the year ended December 31, 2024 relates solely to federal foreign tax credits that are not expected to be utilized in the future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on management’s analysis of all available positive and negative evidence, the Company has determined that a valuation allowance is not required to be recorded on its federal and state deferred tax assets as of December 31, 2024 and 2023, respectively. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -85-

RIMINI STREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, the Company has federal net operating tax loss carryforwards of approximately $152.2 million and varying amounts of U.S. state net operating loss carryforwards, totaling $134.7 million, that begin to expire in 2036 and 2025, respectively. As of December 31, 2024, the Company has federal foreign tax credits carryforwards of $0.2 million expiring beginning in 2025.

The Company considers any undistributed foreign subsidiaries' earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal or state income taxes has been provided. Upon distribution of the foreign earnings in the form of dividends or otherwise, the company could be subject to both U.S. income taxes subject to an adjustment for foreign tax credits and withholding taxes in the various countries. As of December 31, 2024, the cumulative amount of unremitted earnings of the Company's foreign subsidiaries was approximately $56.9 million. The unrecognized deferred tax liability for these earnings was approximately $4.4 million, consisting primarily of foreign withholding taxes.

The Company files income tax returns in the U.S. federal jurisdiction, the State of California and various other state and foreign jurisdictions. The Company's federal and state tax years for 2010 and forward are subject to examination by taxing authorities, due to unutilized net operating losses. All foreign jurisdictions tax years are also subject to examination. The Company does not have any unrecognized tax benefits to date.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company's purchase commitments as of December 31, 2024 are primarily related to agreements to purchase services in the ordinary course of business.

Total future purchase commitments as of December 31, 2024 are as follows (in thousands):

Years Ending December 31:		Commitments
2025	$	7,831
2026		4,500
2027		500
Thereafter		—
Total	$	12,831

Retirement Plan

The Company has defined contribution plans for both its U.S. and foreign employees. For certain of these plans, employees may contribute up to the statutory maximum, which is set by law each year. The plans also provide for employer contributions. The Company's matching contribution to these plans totaled $3.5 million, $3.4 million and $3.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Rimini I Litigation

In January 2010, certain subsidiaries of Oracle Corporation (together with its subsidiaries individually and collectively, "Oracle") filed a lawsuit, *Oracle USA, Inc. et al. v. Rimini Street, Inc. et al.* (United States District Court for the District of Nevada) (the "District Court") ("Rimini I"), against the Company and its President, Chief Executive Officer and Chairman of the Board, Seth Ravin, alleging that certain of the Company's processes (Process 1.0) violated Oracle's license agreements with its customers and that the Company committed acts of copyright infringement and violated other federal and state laws. The litigation involved the Company's business processes and the manner in which the Company provided services to its clients.

After completion of a jury trial in 2015 and subsequent appeals, the final outcome of Rimini I was that Mr. Ravin was found not liable for any claims and the Company was found liable for only one claim: "innocent infringement," a jury finding that the Company did not know and had no reason to know that its former support processes were infringing. The jury also found that the infringement did not cause Oracle to suffer lost profits. The Company was ordered to pay a judgment of $124.4 million in

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2016, which the Company promptly paid and then pursued appeals. With interest, attorneys’ fees and costs, the total judgment paid by the Company to Oracle after the completion of all appeals was approximately $89.9 million. A portion of such judgment was paid by the Company’s insurance carriers. Rimini I Injunction Proceedings Since November 2018, the Company has been subject to a permanent injunction (the “Rimini I Injunction”) prohibiting it from using certain support processes that had been found in Rimini I to “innocently” infringe certain Oracle copyrights. The Rimini I Injunction does not prohibit the Company’s provision of support services for any Oracle product lines, but rather defines the manner in which the Company can provide support services for certain Oracle product lines. In July 2020, Oracle filed a motion to show cause with the District Court contending that the Company was in violation of the Rimini I Injunction, and the Company opposed this motion, disputing Oracle’s claims. The final outcome of the Rimini I Injunction Proceedings, which were resolved in October 2023 on remand to the District Court following the Company’s appeal of the District Court’s original January 2022 decision in this matter to the Ninth Circuit Court of Appeals (the “Ninth Circuit”), was a finding that the Company had violated the Rimini I Injunction in four instances, entitling Oracle to $0.5 million in sanctions. The Company was also required to comply with the District Court’s January 2022 order to quarantine certain computer files and provide proof of such quarantining to Oracle. In December 2023, the District Court accepted a joint stipulation between Oracle and the Company (the “Stipulation”) resolving the issue of Oracle’s recovery of attorneys’ fees and costs in the Rimini I Injunction Proceedings upon the Company’s payment of approximately $9.7 million to Oracle. Also per the Stipulation, the Company agreed that it would forego any remaining appellate rights with respect to this matter. As a result of the Stipulation and the subsequent payment by the Company of the amount described above, all issues relating to the Rimini I Injunction Proceedings have been resolved. At this time, the Company believes that it is in substantial compliance with the Rimini I Injunction. Rimini II Litigation In October 2014, the Company filed a separate lawsuit, Rimini Street Inc. v. Oracle Int’l Corp., in the District Court against Oracle seeking a declaratory judgment that the Company’s revised “Process 2.0” support practices, in use since at least July 2014, did not infringe certain Oracle copyrights (“Rimini II”). The Company’s operative complaint asserted declaratory judgment, tort, and statutory claims, including a request for injunctive relief against Oracle for unfair competition in violation of the California Unfair Competition Law. Oracle asserted counterclaims including copyright infringement claims, violations of the Digital Millennium Copyright Act (“DMCA”) and Lanham Act, breach of contract and business tort violations with respect to PeopleSoft and other Oracle-branded products, including J.D. Edwards, Siebel, Oracle Database and Oracle E-Business Suite (“EBS”). In October 2022, Oracle withdrew all of its monetary damages claims against the Company and the Company’s President, Chief Executive Officer and Chairman of the Board, Mr. Ravin, in Rimini II and moved to proceed with a bench trial instead of a jury trial for its claims for equitable relief. The District Court entered an order on October 24, 2022, dismissing with prejudice Oracle’s claims in Rimini II “for monetary relief of any kind under any legal theory[,] including but not limited to claims for damages, restitution, unjust enrichment, and engorgement. . . .” In addition, Oracle’s claims for breach of contract, inducing breach of contract and an accounting, were dismissed with prejudice, meaning that the claims (including for monetary damages) were dismissed on their merits and the judgment rendered is final. Prior to the date of the District Court’s order dismissing with prejudice all of Oracle’s claims for monetary relief, no damages of any kind were awarded by the District Court in Rimini II. The parties each reserved the right to seek or object to any attorneys’ fees and/or costs to the extent permissible by law. In July 2023, as a result of a bench trial that occurred in November and December 2022, the District Court issued its findings of fact and conclusions of law in Rimini II, accompanied by a permanent injunction against the Company (the “Rimini II Injunction”) which, as described further below, was vacated in large part by the Ninth Circuit on appeal . The District Court found infringement as to Oracle’s PeopleSoft and Oracle Database products but did not find infringement as to Oracle’s EBS, Siebel and J.D. Edwards products, further ordering that the Company was entitled to a declaration of non-infringement for RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -87-

Oracle’s EBS product. The District Court also found in favor of Oracle on its DMCA and Lanham Act claims, enjoining the Company from making certain statements and prohibiting certain actions in connection with the manner of marketing, selling and providing services to clients of the Oracle products in question as further described below, and on indirect and vicarious copyright infringement claims against the Company’s President, Chief Executive Officer and Chairman of the Board, Mr. Ravin. The District Court denied the Company’s California Unfair Competition Law claim and other declaratory judgment claims. In July 2023, the Company filed a notice of appeal in the District Court, commencing an appeal of the District Court’s July 2023 Rimini II judgment and Injunction and filed an emergency motion with the District Court to stay enforcement of the Rimini II Injunction pending the Company’s appeal of the Rimini II judgment and Injunction. In August 2023, the District Court issued an order denying the Company’s emergency motion to stay the Rimini II Injunction pending the Company’s appeal with the Ninth Circuit, but it granted an administrative stay of the Rimini II Injunction pending the outcome of a motion to stay to be filed by the Company with the Ninth Circuit. Shortly thereafter, the Company filed the separate motion to stay the Rimini II Injunction with the Ninth Circuit, asserting that certain provisions of the Rimini II Injunction are vague and overbroad, that the District Court committed legal error, that certain provisions would require the Company to commit criminal acts to comply with its terms, and that the Rimini II Injunction would cause the Company and third parties “irreparable harm,” among other grounds. A three-judge panel of the Ninth Circuit heard oral argument on the Company’s appeal of the District Court’s July 2023 Rimini II judgment and Injunction on June 5, 2024, and the Ninth Circuit issued its decision on the Company’s appeal on December 16, 2024. In its decision, the Ninth Circuit vacated multiple copyright rulings, reversed in part the District Court’s Lanham Act ruling, and vacated portions of the Rimini II Injunction that the Company appealed. The Ninth Circuit rejected the test for derivative works adopted by the District Court and, accordingly, the District Court’s associated holdings based on the application of this erroneous standard, remanding this issue to the District Court. The Ninth Circuit also vacated the District Court’s order striking the “essential step” defense provided by Section 117(a) of the Copyright Act, as well as the District Court’s ruling that certain client environments containing Oracle Database software violated the license agreements, also remanding these issues to the District Court. The Court found all but one of twelve statements regarding security to be nonactionable under the Lanham Act and, therefore, reversed the ruling and vacated the injunction as to eleven statements. Finally, the Ninth Circuit denied the Company’s motion to stay the Rimini II Injunction, finding that Rimini’s motion was moot based on its decision. The Company is currently unable to predict the timing or outcome of any future decisions by the District Court regarding the issues in its appeal that were reversed in part and/or were vacated/rejected and specifically remanded to the District Court. On December 23, 2024, as required by the District Court, the Company filed a notice with the District Court informing it that the Ninth Circuit had denied the Company’s motion to stay the Rimini II Injunction because the Ninth Circuit’s December 16, 2024 decision had rendered Rimini’s motion moot. On January 29, 2025, Oracle filed a petition for panel rehearing and rehearing en banc in the Ninth Circuit, arguing that the panel had erred in its rulings regarding Section 117(a), derivative works, one of the security-related statements under the Lanham Act, and vacatur of portions of the injunction the Company appealed. On February 25, 2025, the Ninth Circuit denied Oracle’s petition for panel rehearing and rehearing en banc. Oracle has 90 days from that date to file a petition for writ of certiorari in the United States Supreme Court. Oracle may or may not choose to pursue an appeal, and the Company cannot predict whether any such appeal would be successful. Further, no assurance is or can be given that the District Court will rule in a manner that is favorable to the Company on any issues relating to the Rimini II litigation that are reconsidered on remand. The Company reserves all rights, including appellate rights, with respect to these issues. In November 2023, Oracle filed a motion with the District Court requesting attorneys’ fees and costs of approximately $70.6 million relating to the Rimini II litigation. On September 23, 2024, the District Court issued its order on Oracle’s motion for attorneys’ fees and costs, granting in part and denying in part the motion, awarding Oracle $58.2 million in attorneys’ fees and $0.3 million in costs. For the year ended December 31, 2024, the Company paid a total of $58.7 million to Oracle related to this matter, including post-judgment interest of $0.2 million paid to Oracle on November 13, 2024. RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -88-

On September 24, 2024, the Company filed a notice of appeal in the District Court, commencing an appeal of the District Court’s award of attorneys’ fees and costs to Oracle. As of the date of this Report, the Company’s appeal remains pending. The Company’s opening brief is due on March 11, 2025, and Oracle’s answering brief is due April 10, 2025. The Company’s optional reply brief is due 21 days after Oracle files its answering brief. While the Company plans to continue to vigorously pursue its appeal of the District Court’s award of attorneys’ fees and costs to Oracle in the Rimini II litigation, the Company is unable to predict the timing or outcome of this matter. No assurance is or can be given that the Company will prevail in its appeal of the District Court’s award of attorneys’ fees and costs to Oracle in the Rimini II litigation or if there are any issues in the Rimini II litigation that become subject to further appeal. Rimini II Injunction The Rimini II Injunction is primarily directed at Oracle’s PeopleSoft software product and, if effective substantially as originally ordered by the District Court, it would limit, but not fully prohibit, the support services the Company can provide its clients using Oracle’s PeopleSoft software product. Among other things, the Rimini II Injunction requires the Company to immediately and permanently delete certain PeopleSoft software environments, files and updates identified in the Rimini II Injunction, as well as to delete and immediately and permanently discontinue use of certain Company-created automated tools. The Rimini II Injunction also prohibits using, distributing, copying, or making derivative works from certain files, and it prohibits the transfer or copying of PeopleSoft files, updates, and modifications, and portions of PeopleSoft software that are developed, tested, or exist in one client’s systems to the Company’s systems or another client’s systems. The Rimini II Injunction also specifies that the Company shall not remove, alter or omit any Oracle copyright notices or other Oracle copyright management information from any file that contains an Oracle copyright notice and prohibits the Company from publicly making statements or statements substantially similar to those the District Court found to be “false and misleading,” which are listed in the Rimini II Injunction. The Rimini II Injunction also requires the Company to issue a corrective press regarding the statements and post it on the Company’s website. If the Rimini II litigation concludes substantially as originally ordered by the District Court, it would impact the Company’s delivery of PeopleSoft support services to clients in the future, as well as potentially impact the manner and timeline of any future plans to wind-down the offering of services for Oracle PeopleSoft products. However, the associated costs are not currently estimable and are required to be recorded when incurred. Accordingly, the Company has made no accrual as of December 31, 2024. Any required changes to how support services are delivered to the Company’s PeopleSoft clients could have a material adverse impact on the Company’s financial position, results of operations and cash flows. The percentage of revenue derived from services the Company provides solely for Oracle’s PeopleSoft software product was approximately 8% of the Company’s total revenue for the year ended December 31, 2024. The Company reserves all rights, including appellate rights, with respect to the District Court’s rulings in Rimini II and the Rimini II Injunction, including the award of attorneys’ fees and costs to Oracle. Other Litigation From time to time, the Company may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources and other factors. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under ASC 450, Contingencies. Legal fees are expensed as incurred. Liquidated Damages The Company enters into agreements with customers that contain provisions related to liquidated damages that would be triggered in the event that the Company is no longer able to provide services to these customers. The maximum cash payments related to these liquidated damages is approximately $7.2 million and $9.3 million as of December 31, 2024 and 2023, RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -89-

respectively. To date, the Company has not incurred any costs as a result of such provisions and has not accrued any liabilities related to such provisions in these Consolidated Financial Statements. NOTE 10 — RELATED PARTY TRANSACTIONS An affiliate of Adams Street Partners and its affiliates (collectively referred to as “ASP”) is a member of the Company’s Board of Directors. As of December 31, 2024, ASP owned approximately 25.9% of the Company’s issued and outstanding shares of Common Stock. NOTE 11 — EARNINGS (LOSS) PER SHARE The following table sets forth the computation of basic and diluted net (loss) per share of Common Stock for the years ended December 31, 2024, 2023 and 2022 (in thousands, except per share amounts): 2024 2023 2022 Net income (loss) attributable to common stockholders: Net income (loss) $ (36,272) $ 26,059 $ (2,480) Basic weighted average number of shares of Common Stock outstanding 90,503 89,073 87,672 Dilutive effect: Warrants — — — Stock options — 11 — Performance share units — 107 — Restricted stock units — 345 — Diluted weighted average number of shares of Common Stock outstanding 90,503 89,536 87,672 Net income (loss) per share attributable to Common Stock - basic $ (0.40) $ 0.29 $ (0.03) Net income (loss) per share attributable to Common Stock - diluted $ (0.40) $ 0.29 $ (0.03) As of December 31, 2024, 2023 and 2022, the following potential Common Stock equivalents were excluded from the computation of diluted net income (loss) per share since the impact of inclusion was anti-dilutive (in thousands): 2024 2023 2022 Warrants 3,440 3,440 3,440 Stock options 9,563 7,718 6,994 Restricted stock units 4,753 601 2,009 Performance stock units 801 — — Total 18,557 11,759 12,443 NOTE 12 — FINANCIAL INSTRUMENTS Fair Value Measurements Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it transacts and considers assumptions that market participants would use when pricing the asset or liability. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair measurement: RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -90-

RIMINI STREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 1—Quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

Level 2—Other than quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly through market collaboration, for substantially the full term of the asset or liability

Level 3—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any market activity for the asset or liability at measurement date.

The Company's policy is to recognize asset or liability transfers among Level 1, Level 2 and Level 3 as of the actual date of the events or change in circumstances that caused the transfer. During the years ended December 31, 2024, 2023 and 2022, the Company had no transfers of its assets or liabilities between levels of the fair value hierarchy. As of December 31, 2024, the Company did not have any assets or liabilities that are carried at fair value on a recurring basis.

The carrying amounts of the Company's financial instruments including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate fair values due to their short-term maturities. Based on borrowing rates currently available to the Company for debt with similar terms, the carrying value of capital lease obligations approximates fair value as of the respective balance sheet dates.

Investments

All of the Company's investments as of December 31, 2024 are classified as cash equivalents. During the three months ended March 31, 2024, the Company transferred its investments in U.S. Federal agency bonds and U.S. treasury notes into other highly liquid interest-earning investments with maturities of less than three months. The fair values of these investments approximate their carrying values and are considered Level 1 assets.

The Company considers all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Debt investments are classified as available-for-sale and gains and losses are recorded using the specific identification method. Changes in fair value are recorded in the operating statement. Fair value is calculated based on publicly available market information.

Listed below are the cash equivalent and short-term investment balances as of December 31, 2023 (in thousands):

	Fair Value Level	Cost Basis	Unrealized Gains (Losses)	Recorded Basis	Cash Equivalents	Short-term Investments
Federal agency bonds	Level 2	$ 10,491	$ 44	$ 10,535	$ 4,590	$ 5,945
US treasury notes	Level 2	4,324	55	4,379	498	3,881
		$ 14,815	$ 99	$ 14,914	$ 5,088	$ 9,826

Derivatives

On May 18, 2022, the Company entered into an interest rate swap agreement for a notional value of $40.0 million. The derivative was recognized in the accompanying Consolidated Balance Sheets at its estimated fair value as of December 31, 2024. The Company uses derivatives to manage the risk associated with changes in interest rates. The Company does not enter into derivatives for speculative purposes.

To estimate fair value for the Company's interest rate swap agreement as of December 31, 2024, the Company utilized a present value of future cash flows, leveraging a model-derived valuation that uses Level 2 observable inputs such as interest rate yield curves. The Company estimated the fair value of the interest rate swap agreement to be $0.4 million as of December 31, 2024.

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Changes in the fair value of the derivatives that qualify as cash flow hedges are recorded in Accumulated other comprehensive loss, net of tax, in the accompanying Consolidated Balance Sheets until earnings are affected by the variability of the cash flows. During the year ended December 31, 2024 and 2023, the Company received interest rate swap payments of $0.7 million and $0.8 million, respectively, which were recorded as a reduction to interest expense. During the year ended December 31, 2022, the Company incurred net payments of $0.2 million related to the interest swap instrument, which were recorded as interest expense. The amounts recorded for the interest rate swap agreement are described below (in thousands): Derivative Instrument Balance Sheet Classification December 31, 2024 December 31, 2023 Interest rate swap Deposits and other $ 436 $ 891 Accumulated comprehensive income (loss) 370 713 For the years ended December 31, Derivative Instrument Income Statement Classification 2024 2023 2022 Inter rate swap Interest expense (benefit) $ (704) $ (843) $ 158 NOTE 13 — SEGMENT AND GEOGRAPHIC INFORMATION Segment Information The Company derives revenues from clients primarily by providing subscription support services for enterprise resource planning, customer relationship management, product lifecycle management database and technology software systems. The service period for a subscription is variable and the services are provided to clients in a similar manner regardless of product or customer type. See Note 2 for further information regarding the Company’s revenue recognition policies. The Company’s chief operating decision maker (the “CODM”) is the Company’s President, Chief Executive Officer and Chairman of the Board. The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. While the Company has multiple product offerings and employees in multiple countries, the Company’s business operates as one operating segment because most of the Company's service offerings are subscription support services which are provided in a nearly identical manner, and the Company’s CODM evaluates the Company’s financial information and resources, and assesses the performance of these resources, on a consolidated basis. The CODM assesses the performance of the Company and decides how to allocate resources based on consolidated net income (loss), which is identical to the information presented in the accompanying consolidated statements of operations and comprehensive loss. The CODM uses net income (loss) to monitor actual results against the budget. The measure of segment assets is reported on the balance sheet as total assets. See Note 2 for further information regarding the Company’s accounting policies. The following table presents selected financial information with respect to the Company’s single operating segment for the years ended December 31, 2024, 2023 and 2022 (in thousands): RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -92-

RIMINI STREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2024	2023	2022
Revenue	$ 428,753	$ 431,496	$ 409,662
Less:			
Cost of revenue, adjusted			
Employee compensation and benefits [(a)]	103,891	101,728	100,262
Engineering consulting costs	26,225	26,738	23,296
Administrative allocations	16,267	14,540	15,416
All other costs [(b)]	19,198	17,332	11,346
Total cost of revenue, adjusted	165,581	160,338	150,320
Sales and marketing, adjusted [(c)]	147,528	139,495	139,872
General and administrative, adjusted [(c)]	64,301	62,714	67,179
Stock-based compensation expense	9,545	12,522	10,895
Depreciation and amortization expense	3,596	2,827	2,504
Impairment charges related to operating lease right-of-use assets	—	—	3,013
Reorganization costs	5,737	59	2,525
Litigation costs and related recoveries, net	64,593	9,776	25,265
Interest expense	6,305	5,522	4,271
Other (income) expenses, net	(1,790)	(2,989)	13
Income taxes	(371)	15,173	6,285
Segment net income (loss)	(36,272)	26,059	(2,480)
Reconciliation of profit or loss			
Adjustments and reconciling items	—	—	—
Consolidated net income (loss)	$ (36,272)	$ 26,059	$ (2,480)

[(a)] Adjusted to exclude stock-based compensation expense.
[(b)] Adjusted to exclude depreciation and amortization expense.
[(c)] Adjusted to exclude stock-based compensation expense as well as depreciation and amortization expense.

Geographic Information

The Company attributes revenues to geographic regions based on the location of its clients. The following shows revenues by geographic region for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	2024	2023	2022
United States of America	$ 209,995	$ 219,975	$ 215,372
International	218,758	211,521	194,290
Total revenue	$ 428,753	$ 431,496	$ 409,662

For the year ended December 31, 2024 and 2023, Japan represented 11% and 10% of total revenue, respectively. For the year ended December 31, 2022, no international country represented more than 10% of total revenue.

No customers represented more than 10% of revenue for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024 and 2023, the Company had no customers greater than 10% of total net accounts receivable.

The Company tracks its assets by physical location. The following shows the net carrying value of the Company's property and equipment by geographic region as of December 31, 2024 and 2023 (in thousands):

-93-

2024 2023 United States of America $ 7,007 $ 6,175 International 2,884 4,321 Total property and equipment, net $ 9,891 $ 10,496 The following shows the operating lease ROU assets by geographic region as of December 31, 2024 and 2023 (in thousands): 2024 2023 United States of America $ 4,112 $ 3,039 India 1,390 2,012 Brazil 1,193 275 Rest of World 466 615 Total operating lease right-of-use assets $ 7,161 $ 5,941 RIMINI STREET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -94-

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures We maintain a system of disclosure controls and procedures that are designed to reasonably ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and to reasonably ensure that such information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, including our President and Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) (“Disclosure Controls”) will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We monitor our Disclosure Controls and make modifications as necessary; our intent in this regard is that the Disclosure Controls will be modified as systems change and conditions warrant. An evaluation of the effectiveness of the design and operation of our Disclosure Controls was performed as of the end of the period covered by this Report. This evaluation was performed under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, we concluded that our disclosure controls and procedures were effective. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the control documentation, evaluation of the design effectiveness of controls, testing the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by KPMG, LLP, an independent registered public accounting firm, as stated in their report included in Item 8 of this report. -95-

Changes in Internal Control over Financial Reporting There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information During the quarter ended December 31, 2024, none of our directors or officers informed us of the adoption or termination of a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as those terms are defined in Regulation S-K, Item 408(c), except as described below. The Company’s RSU and PSU notice and award agreements provide that, upon the settlement of awards subject to such agreements, such number of shares of Company common stock as the Company determines appropriate to satisfy associated minimum statutory tax withholding obligations shall automatically be sold on the awardee’s behalf, with the sale proceeds remitted to the appropriate taxing authorities. This provision may constitute a “non-Rule 10b5-1 trading arrangement” (as defined in Item 408(c) of Regulation S-K). Certain of our executive officers have elected to automatically sell such number of shares of Company common stock as to generate cash proceeds in excess of the amount needed to satisfy associated minimum statutory tax withholding obligations (at an identified rate) upon settlement of future RSU and/or PSU awards, with all sale proceeds remitted to appropriate taxing authorities. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance Insider Trading Policies and Procedures We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Company securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our insider trading policy states, among other things, that our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. The policy also applies to transactions involving the securities of other companies as to which a director, officer and/or employee may possess material, nonpublic information obtained in the course of their service to the Company. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our “Insider Trading Policy and Guidelines with Respect to Certain Transactions in Securities” filed as Exhibit 19.1 to this Report. It is also the policy of the Company that the Company will not engage in transactions in Company securities while aware of material non-public information relating to the Company or its securities. Code of Business Conduct and Ethics We have adopted a Code of Business Conduct and Ethics for directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code is available on the corporate governance section of our investor relations website at investors.riministreet.com. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to and waivers from the code by posting such information on the same website. Directors and Executive Officers A list of our executive officers and biographical information appears in Part I of this Report under the heading “Information about our Executive Officers.” The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K will be included under the caption “Delinquent Section 16(a) Reports” (if any to disclose) in our Proxy Statement for the 2025 Annual -96-

Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended December 31, 2024 (the “2025 Proxy Statement”) and is incorporated herein by reference. The remaining information required by this item will be included under the captions “Corporate Governance Matters” and “Board Composition” in our 2025 Proxy Statement and is incorporated herein by reference. Item 11. Executive Compensation The information required by this item will be included under the captions “Corporate Governance Matters— Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” “Report of the Compensation Committee of the Board of Directors,” “Executive Compensation Tables,” “Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information,” “CEO Pay Ratio,” and “Director Compensation,” in the 2025 Proxy Statement and is incorporated herein by reference (except as to information disclosed therein pursuant to Item 402(v) of Regulation S-K relating to pay versus performance). Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item will be included under the captions “Security Ownership of Certain Beneficial Owners and Management” and “Securities Authorized for Issuance Under Equity Compensation Plans” in the 2025 Proxy Statement. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this item will be included under the captions “Corporate Governance Matters—Policies and Procedures for Related Person Transactions,” “Corporate Governance Matters—Related Person Transactions,” and “Corporate Governance Matters—Board Leadership Structure and Board Determination of Independence” in the 2025 Proxy Statement and is incorporated herein by reference. Item 14. Principal Accounting Fees and Services Our independent registered public accounting firm is KPMG LLP, Santa Clara, CA, Auditor Firm ID: 185. The information required by this item will be included under the captions “Fees Paid to Auditors” and “Policy on Pre- Approval of Audit and Permissible Non-Audit Services of Independent Auditors; Delegation of Pre-Approval Authority in Specified Instances” in the 2025 Proxy Statement and is incorporated herein by reference. PART IV Item 15. Exhibits and Financial Statement Schedules (a)(1) and (a)(2) Financial Statements and Financial Statement Schedules: Reference is made to the Index to Financial Statements of the Company under Item 8 of Part II. All financial statement schedules are omitted because they are not applicable, or the amounts are immaterial, not required, or the required information is presented in the financial statements and notes thereto in Item 8 of Part II above. (b) Exhibits. Certain of the agreements filed as exhibits to this Report contain representations and warranties by the parties to the agreements that have been made solely for the benefit of the parties to the agreement. These representations and warranties: • may have been qualified by disclosures that were made to the other parties in connection with the negotiation of the agreements, which disclosures are not necessarily reflected in the agreements; • may apply standards of materiality that differ from those of a reasonable investor; and • were made only as of specified dates contained in the agreements and are subject to subsequent developments and changed circumstances. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date that these representations and warranties were made or at any other time. Investors should not rely on them as statements of fact. -97-

The exhibits listed in the following Exhibit Index are filed or incorporated by reference as part of this Report. The following are exhibits to this Report and, if incorporated by reference, we have indicated the document previously filed with the SEC in which the exhibit was included.

EXHIBIT INDEX

		Incorporated by Reference			
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date
2.1*	Agreement and Plan of Merger by and among the Registrant, GPIA, Let's Go, and the Holder Representative named therein, dated as of May 16, 2017	8-K	001-37397	2.1	May 17, 2017
2.2*	Amendment No. 1 to Agreement and Plan of Merger by and among the Registrant, GPIA, Let's Go, and the Holder Representative named therein, dated as of June 30, 2017	8-K	001-37397	2.1	June 30, 2017
3.1*	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-37397	3.1	October 16, 2017
3.2*	Certificate of Amendment Dated June 6, 2024 to the Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-37397	3.1	June 7, 2024
3.3*	Amended and Restated Bylaws of the Registrant	10-Q	001-37397	3.2	November 1, 2023
4.1*	Form of Common Stock Certificate of the Registrant	S-4	333-219101	4.5	June 30, 2017
4.2+	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934				
4.3*	Form of Warrant Certificate of the Registrant	S-1	333-203500	4.3	April 17, 2015
4.4*	Warrant Consent and Conversion Agreement by and among the Registrant, GPIA and CB Agent Services LLC, dated as of May 16, 2017	S-4	333-219101	4.8	June 30, 2017
4.5*	Registration Rights Agreement, dated July 19, 2018	8-K	001-37397	10.1	July 19, 2018
4.6*	Registration Rights Agreement, dated March 7, 2019	8-K/A	001-37397	10.2	March 12, 2019
4.7*	Amended and Restated Investors' Rights Agreement, dated October 31, 2016, between Rimini Street, Inc., a Nevada corporation, and certain holders of Rimini Street, Inc.'s, a Nevada corporation's, capital stock named therein	S-4	333-21910	4.7	June 30, 2017
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	8-K	001-37397	10.1	October 16, 2017
10.2*†	Rimini Street, Inc. 2013 Equity Incentive Plan, including form agreements under the 2013 Equity Incentive Plan	S-4/A	333-219101	10.20	August 9, 2017
10.3*†	Form of RSU Award Agreement under the 2013 Equity Incentive Plan effective February 23, 2021	10-K	001-37397	10.4	March 3, 2021
10.4*†	Form of Notice of Performance Unit Grant and Global Performance Unit Award Agreement under the 2013 Equity Incentive Plan Effective April 1, 2023	8-K	001-37397	10.1	April 6, 2023
10.5*†	Rimini Street, Inc. Executive Incentive Compensation Plan	S-4/A	333-219101	10.52	August 9, 2017
10.6*†	Amended and Restated Employment Agreement dated October 29, 2024 by and between Rimini Street, Inc. and Seth A. Ravin	10-Q	001-37397	10.1	October 30, 2024
10.7*†	Offer Letter to Michael Perica dated August 28, 2020	8-K	001-37397	10.1	October 1, 2020

-98-

Exhibit Number	Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date
10.8*†	Non-Employee Director Compensation Policy Effective January 1, 2021	8-K	001-37397	10.1	December 23, 2020
10.9*	Rimini Street, Inc. Employee Stock Purchase Plan	8-K	001-37397	10.1	June 8, 2018
10.10*	Amended and Restated Credit Agreement dated as of April 30, 2024, by and among Rimini Street, Inc., as borrower, the lenders party thereto and Capital One, National Association, as a lender, swing lender and agent for all lenders	10-Q	001-37397	10.1	May 2, 2024
10.11*	Amended and Restated Guaranty and Security Agreement dated as of April 30, 2024, by and among Rimini Street, Inc., the other grantors named therein and Capital One, National Association, as agent	10-Q	001-37397	10.2	May 2, 2024
19.1+	Insider Trading Policy and Guidelines with Respect to Certain Transactions in Securities				
21.1+	List of subsidiaries of the Registrant				
23.1+	Consent of KPMG LLP, Independent Registered Public Accounting Firm				
31.1+	Certification of Seth A. Ravin, President and Chief Executive Officer Pursuant to Rule 13a-14(a)				
31.2+	Certification of Michael L. Perica, Chief Financial Officer, Pursuant to Rule 13a-14(a)				
32.1++	Certification of Seth A. Ravin, President and Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350				
32.2++	Certification of Michael L. Perica, Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350				
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	001-37397	97.1	February 28, 2024
101.INS+	Inline XBRL Instance Document				
101.SCH+	Inline XBRL Taxonomy Extension Schema				
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase				
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase				
101.LAB+	Inline XBRL Taxonomy Extension Label Linkbase				
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase				
104+	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)				

* Previously filed and incorporated herein by reference.

+ Filed herewith.

++ In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not filed.

† Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not applicable

-99-

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. RIMINI STREET, INC. Date: February 27, 2025 By: /s/ Seth A. Ravin Seth A. Ravin President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Date: February 27, 2025 By: /s/ Seth A. Ravin Seth A. Ravin President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer) Date: February 27, 2025 By: /s/ Michael L. Perica Michael L. Perica Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) Date: February 27, 2025 By: /s/ Jack L. Acosta Jack L. Acosta Director Date: February 27, 2025 By: /s/ Steve Capelli Steve Capelli Director Date: February 27, 2025 By: /s/ Robin Murray Robin Murray Director Date: February 27, 2025 By: /s/ Jay Snyder Jay Snyder Director -100-

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Habitat for Humanity
THANK
YOU FOR

DEAR FELLOW STOCKHOLDERS

A MESSAGE FROM SETH A. RAVIN
CO-FOUNDER, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

POSITIONING THE COMPANY FOR INCREASED GROWTH AND PROFITABILITY

In 2024, we achieved substantial milestones and progress towards our operational and financial goals, launched important partnerships and introduced new services and products. It was also a year of continued strategic investment as we brought a substantially broadened, new solutions portfolio to market. Notable events include the launch of services for VMware and an important partnership with ServiceNow.

Today, more than 2,000 Rimini Street employees in 21 countries help clients support and optimize their current enterprise software portfolio and transform their business to achieve significant IT operating cost savings, improve profitability, enhance competitive advantage and accelerate growth. Our clients have already realized billions of US dollars in operational savings.

We believe our clients leverage our unique, proven Rimini Smart Path™ methodology to achieve better business outcomes such as more comprehensive, hyper-responsive software support and the ability to fund flexible infrastructure, AI, workflow, automation and other innovation investments without the need for additional IT budget.

We are the leading, global third-party support provider for Oracle, SAP and VMware software, and we run, manage, support, customize, configure, connect, protect, monitor, optimize and transform enterprise application, database, and technology software landscapes.

AI, AUTOMATION AND NEXT GENERATION TECHNOLOGY

ServiceNow partnering with Rimini Street has created a new enterprise software model that we believe delivers an exclusive enterprise application modernization and AI solution for existing SAP, Oracle, Infor and Microsoft ERP and other siloed software, providing Transformation Without Disruption™ as there are no required costly upgrades, migrations or re-platforming. The new offering will leverage the single architecture, single data model of ServiceNow's complex AI and automation software with Rimini Street's proven independent third-party software support capabilities to add and enhance customer innovation for their legacy or on-premises software without having the need to undergo costly and complex upgrades and painstakingly expensive transformation programs, helping clients derive immediate business transformation, achieve significant savings, value and ROI.

FISCAL YEAR 2024 FINANCIAL RESULTS

For the fiscal year ended December 31, 2024, we generated revenue of $428.8 million, gross margin of 60.9%, and we held cash and cash equivalents of $88.8 million.

LOOKING AHEAD

In 2025, we are executing on our global go-to-market plan for our comprehensive end-to-end solutions portfolio, including direct selling, cross selling, and through new partnership sales channels. Already in 2025, announcing a new partnership with T-Systems and launching managed services for Workday.

I am grateful for the support of our Board and stockholders, the leadership of our management team, the passionate commitment and hard work of Rimini Street colleagues around the world, and the trust placed in us by our clients to help them navigate and thrive in these extraordinary times. Thank you.

Sincerely Yours,

Seth A. Ravin

The Smart Path to Accelerated Growth & Profitability ANNUAL REPORT 2024 COMPANY Dream big, innovate boldly, and operate at the highest ethical, professional, and quality standards COLLEAGUES Build a great company that attracts, develops, inspires, and retains extraordinary people CLIENTS Improve client performance significantly COMMUNITIES Leave the world better than we found it Seth A. Ravin President, Chairman of the Board and Chief Executive Officer Jack L. Acosta Lead Independent Director Chair of Audit Committee Steve Capelli Independent Director Chair of Nominating & Corporate Governance Committee Chair of Compensation Committee Jay Snyder Independent Director Robin Murray Independent Director BOARD OF DIRECTORS CORPORATE INFORMATION OUR 4C’s Amsterdam Auckland Bengaluru Brisbane Canberra Chicago Dubai (UAE) Frankfurt Herzliya Pituach Hong Kong Hyderabad Kuala Lumpur London Melbourne Mexico City New York Osaka Paris Perth São Paulo Seoul Singapore Stockholm Sydney Taipei Toronto Tokyo Warsaw Worldwide Headquarters 1700 S. Pavilion Center Drive, Suite 330 Las Vegas, NV 89135 Operations Center 6601 Koll Center Parkway, Suite 300, Pleasanton, CA 94566 Stock Listing The company’s common stock is listed on the Nasdaq Global Market under the symbol RMNI Independent Auditor KPMG LLP serves as the company’s independent registered public accounting firm Investor Inquiries Dean Pohl VP, Treasurer & Investor Relations IR@riministreet.com +1 925-523-7636 Celeste Rasmussen Peiffer VP, Managing Counsel, Corporate and Corporate Secretary cpeiffer@riministreet.com +1 504-259-6070 Media Relations Janet Ravin VP, Global Brand, Content and Communications Committee Chair, Rimini Street Foundation pr@riministreet.com +1 702-285-3532 Transfer Agent and Registrar Continental Stock Transfer & Trust Co. cstmail@continentalstock.com +1 212-509-4000 Additional Global Offices ©2025 Rimini Street, Inc. All rights reserved. “Rimini Street” is a registered trademark of Rimini Street, Inc. in the United States and other countries, and Rimini Street, the Rimini Street logo, and combinations thereof, and other marks marked by TM are trademarks of Rimini Street, Inc. All other trademarks remain the property of their respective owners, and unless otherwise specified, Rimini Street claims no affiliation, endorsement, or association with any such trademark holder or other companies referenced herein.